

March 2005

 **Banco Itaú Holding Financeira S.A.**

Management Discussion & Analysis and Complete Financial Statements



Contents

We point out that the figures referring to prior periods, shown in this report, have been reclassified for comparison purposes, without causing an impact on net income.

We point out that the pro forma data referring to prior periods, shown in this report, have been recomputed due to changes in the criteria applied to segments..

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding balance sheet accounts.

The tables in this report have the numbers expressed in millions. However, variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity, and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial disintermediation, competitive pressures on products and prices, and changes in the tax legislation).

Executive Summary

Highlights

R$ Million (except where indicated)

Statements of Income	1st Q./05	4th Q./04	1st Q./04
Net Income	1,141	1,030	876
Net Interest Income	3,061	3,624	2,373
Net Income from Financial Operations	2,468	3,358	2,171
Bank Service Fees	1,794	1,799	1,405

Income per Shares (R$)			
Consolidated Net Income per shares (1)	10.04	9.10	7.68
Number of Outstanding Shares - in thousands (2)	113,677	113,271	114,087
Book Value per thousand shares (1)	128.69	123.34	109.38
Dividends / JCP (3) (R$ Million)	346	514	239
Dividends / JCP (3) per shares (1)	3.04	4.54	2.09
Market Capitalization (R$ Million)	51,838	44,092	31,227
Market Capitalization (US$ Million)	19,443	16,611	10,736

Performance Ratio (%)			
ROE Annualized	35.1%	32.9%	31.2%
ROA Annualized	3.2%	3.2%	2.8%
Solvency Ratio (BIS Ratio)	18.3%	20.6%	19.8%
Evolution of Net Interest Margin (4)	13.2%	13.6%	11.9%
Provision for Loan and Lease Losses/ Non Performing Loans	221%	220%	202%
Efficiency Ratio	49.4%	45.9%	58.0%

Balance Sheet	Mar 31, 05	Dec 31, 04	Mar 31, 04
Total Assets	146,403	130,339	126,979
Credit Operations	50,980	47,407	38,871
Sureties, Endorsements and Guarantees	6,032	5,868	5,885
Credit Operations + Sureties, Endorsements and Guarantees	57,012	53,275	44,756
Securities + Interbank Accounts	38,967	37,900	37,505
Total Deposits	44,025	42,030	34,606
Stockholder's Equity of Itaú Consolidated	14,629	13,971	12,478

Relevant Data			
Assets Under Management	105,197	99,753	87,060
Employees (5)	44,992	45,316	42,058
Active Customers (Million)	11.9	11.8	11.7
Branches (units)	2,284	2,282	2,324
CSBs (units)	792	791	822
Automated Teller Machines (units)	21,346	21,150	20,133

(1) Lots of thousand shares in Mar/04 , as shares were reverse split in the fourth quarter of 2004.
(2) In millions in Mar/04, as shares were reverse split in the fourth quarter of 2004.
(3) JCP - Interest on Own Capital.
(4) Does not consider nonrecurring items in the fourth quarter of 2004.
(5) Does not include the Credicard Bank and FIC, that had 419 and 811 staffs, respectively, to the end of Mar/05 (Itaú owned 50% of shares).

Market Share - December 2004

Asset Management (*)	13.9%
Automobile Finance (*)	17.0%
CPMF Collections	13.2%
Credit Cards (*)	20.7%
Total Deposits	7.9%
Insurance Premiums	12.4%
Leasing	27.3%
Private Pension Plans	9.9%

(*) Refers to Mar/05
Font: Bacen, Susep, Anbid, Abel, Receita Federal and Abecs

Executive Summary

First Quarter of 2005

Net Income and Return on Equity



714 776 807 854 876 949 920 1,030 1,141
31.8 32.1 31.3 32.0 31.2 33.1 30.3 32.9 35.1
1stQ.03 2ndQ.03 3rdQ.03 4thQ.03 1stQ.04 2ndQ.04 3rdQ.04 4thQ.04 1stQ.05
Net Income (R$ Million)
Return on Equity (%)

Net Interest Income



R$ Million
1stQ.05 3,061
4thQ.04 3,012 612 3,624
3rdQ.04 2,673
2ndQ.04 2,457
1stQ.04 2,373
4thQ.03 2,698
3rdQ.03 2,708
2ndQ.03 2,500
1stQ.03 2,955
Effect of nonrecurring itens

Bank Service Fees



R$ Million
1stQ.05 1,794
4thQ.04 1,675 124 1,799
3rdQ.04 1,508
2ndQ.04 1,454
1stQ.04 1,405
4thQ.03 1,343
3rdQ.03 1,323
2ndQ.03 1,244
1stQ.03 1,212
Effect of nonrecurring itens

Non Interest Expenses



R$ Million
2,183 57 185 1,941
2,192 58 196 1,939
2,160 64 208 1,889
2,480 91 273 2,116
2,381 146 288 1,947
1st q.04 2nd q.04 3rd q.04 4th q.04 1st q.05
Orbitall
Itaucred

Efficiency Ratio



1st Q.05 49.4%
4th Q.04 45.9% 50.9%
3rd Q.04 52.5%
2nd Q.04 55.8%
1st Q.04 58.0%
Efficiency Ratio (*)
Efficiency Ratio - Without non recurring items (*)

(*) The efficiency ratio calculation criteria are detailed on page 17.

Banco Itaú Holding posted consolidated net income of R$ 1,141 million in the first quarter of 2005, corresponding to an annualized return of 35.1% on the R$ 14,629 balance of the parent company's equity. In the past few quarters, the growth in loan transactions made the group operating profit increasingly robust, consistent and sustainable. The importance of such transactions to the consolidated result has significantly increased, thus ensuring the expansion of the financial margin. Furthermore, net income for the quarter was impacted by the full amortization of R$ 200 million (R$ 182 million after taxes) of the goodwill arising from the partnership between Itaú and Lojas Americanas - LASA, as well as the increase in excess provisions for doubtful loans, amounting to R$ 150 million.

As discussed in the previous report, in the fourth quarter of 2004 the net interest income was impacted by R$ 612 million of non recurring items. In the absence of such items in the current quarter, our analysis will compare the financial margin in the two periods excluding the aforementioned extraordinary impacts. In the first quarter of 2005, financial margin grew by R$ 49 million compared to the previous period, primarily due to the expanded volume of credits, whose contribution was an increase of R$ 155 million. On the other hand, the financial margin was reduced by R$ 106 million from treasury results and gap management. It should be pointed out that management of exchange exposure impacts (investments abroad) and related hedges are carried out after taxation.

Banking Service Fees totaled R$ 1,794 million, decreasing by R$ 5 million compared to the previous quarter. The acquisitions of Orbitall and Credicard in the fourth quarter of 2004 significantly impacted revenues from Credit Cards in the first quarter of 2005. Similarly, the increase in the volume of transactions and the rise in rates effective December 2004 led to a growth in Revenues from Current Accounts. Revenues from Loan Transactions also grew from the increased volume of retail installment transactions and vehicle financing. Finally, the 5.5% increase in the volume of funds under management caused the expansion of revenues from fund management. One should also bear in mind the recognition in the fourth quarter of 2004 of R$ 124 million of collection services rendered to INSS, an extraordinary event which was absent in the first quarter of 2005.

Non interest expenses in the first quarter of 2005 totaled R$ 2,381 million, which corresponds to a reduction of R$ 99 million in relation to the previous quarter. This fall is associated with a reduction in expenses related to marketing (seasonal), the introduction of an accounting practice that now fully depreciates assets with residual values below R$3,000.00 (in 2004, it was only adopted in the fourth quarter) and the reduction in the expenses with the setting up of operational provisions for contingent liabilities. The efficiency of Itaú's control over costs stands out more when we disregard the impact connected with the institution's new strategic ventures. When this is done, the expenditure not derived from interest is R$ 1,947 million, which is practically equivalent to the same amount for the first quarter of the previous year. Reflecting the strategic focus on the control of costs, the Efficiency Ratio reached 49.4% in the first quarter of 2005. The new initiatives of the Itaú in direction to the segment of credit to the consumer should generate, in consequence, an expansion of the costs. However, we believe that in real terms, considering the same bases, we will maintain the costs in an adequate level, permiting the positive evolution of the efficiency ratio.

Executive Summary
First Quarter of 2005

Credit Operations (*)

R$ Billion



	Foreign Currency	Local Currency	Total
Mar-05	11.7	45.3	57.0
Dec-04	11.6	41.7	53.3
Sep-04	12.8	38.3	51.1
Jun-04	13.7	35.0	48.7
Mar-04	12.1	32.7	44.8
Dec-03	12.2	32.3	44.5
Sep-03	12.5	30.2	42.7
Jun-03	13.4	31.2	44.6
Mar-03	15.2	31.2	46.4

(*) Endorsements and Sureties included

Loan and Securities Portfolios

R$ Million

	Mar 31, 05	Dec 31, 04	Variation (%) mar.05-dec.04
Individuals	20,770	18,271	13.7%
Businesses	31,891	30,467	4.7%
Small businesses and middle market	9,037	8,571	5.4%
Corporate	22,854	21,896	4.4%
Restricted Loans	4,351	4,536	-4.1%
Total - Loans	**57,012**	**53,275**	**7.0%**
Public Securities	7,218	7,486	-3.6%
Private Securities	11,660	12,145	-4.0%
Total - Securities	**18,878**	**19,631**	**-3.8%**
Total	**75,890**	**72,906**	**4.1%**

During the quarter, Itaú continued to expand its consumer finance business on three fronts - direct consumer loans, vehicle financing and consigned credit. The total balance of the loan portfolio, including endorsements and sureties, grew by an impressive 7.0% in the period. Noteworthy was the growth in the private individual segment (+13.7%), reaching R$ 20,770 million at the end of the first quarter of 2005. In particular, the balance of personal credits improved dramatically, with a 22.2% rise on the previous quarter. Vehicle financing also posted a significant 17.3% increase in the quarter. In the corporate segment, the growth stood at 4.7%, while the portfolios of micro, small and medium businesses posted a 5.4% increase from the previous quarter. The large corporation segment also grew by 4.4% compared to December 2004.

NPL Ratio (*) - Individuals x Businesses (%)



	Mar-03	Jun-03	Sep-03	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Mar-05
NPL Ratio - Individuals	8.5	8.9	8.3	7.3	7.3	6.5	6.0	5.6	5.6
NPL Ratio	4.2	4.7	4.7	4.1	4.0	3.5	3.2	2.9	2.9
NPL Ratio - Businesses	2.0	2.4	2.5	2.2	1.9	1.8	1.5	0.9	0.8

(*) Nonperforming Loans: Loans overdue for more than 60 days.

The nonperforming loan ratio was 2.9%, unaltered from the previous quarter, still reflecting the market conditions seen over the past few months and, to a lesser extent, the impact of write-offs from the provision for doubtful accounts. We do not, however, expect this ratio to remain at a low level because of the strategy defined by Itaú that seeks to direct resources towards operations with wider margins, determining a change in the mix of the credit portfolio and necessarily taking on greater risks in operations more susceptible to the deterioration of the market. At this time, we note that certain indicators point to a likely increase in provisions in the future.

Unrealized Result

R$ Million



Mar-05	2,263
dec/04	2,371
sep/04	2,871
Jun-04	2,667
Mar-04	2,915
dec/03	2,677
sep/03	2,070
Jun-03	1,850
Mar-03	1,568

At March 31, 2005, unrealized profit/(loss) in Itaú's results totaled R$ 2,263 million compared to R$ 2,371 as of December 31, 2004. Such reduction relates to the fall in quotations on stock exchanges and the increase in the perception of the Brazil country risk, impacting the marking-to-market of the Bank's portfolios. In the first quarter of 2005, Itaú increased the provision in excess of the minimum required to meet doubtful loans by R$ 150 million, totaling R$ 1,150 million, which is not included in unrealized profit/(loss).

DEVELOPMENT OF NEW SEGMENT - CONSUMER CREDIT - ITAUCRED

Over the past few quarters, Itaú has taken a number of steps to pursue the strategic goal of developing new sources of income, which will help enhance the institution's future sustainability. To enable our shareholders and market analysts to follow up the performance of these initiatives, we introduce in this quarter the Itaucred Segment, which basically reflects transactions carried out through channels intended for non-account holder customers. Accordingly, as from this quarter the following segments will be reviewed:

ITAUBANCO: Banking Transactions, account holder Credit Cards, Fund Management, Insurance, Pension Plan and Capitalization transactions;

ITAÚ BBA: Corporate Transactions;

ITAUCRED: Transactions carried out through channels intended for non-account holder customers, comprising Taíí, Vehicles and Credit Cards;

CORPORATION.

Breakdown of Net Income for the 1st Quarter of 2005



- 10.6% 0.6%
- 22.3%
- 66.5%

- Itaubanco
- Itaú BBA
- Itaucred
- Corporation

Executive Summary - First Quarter of 2005

Income by Segments

Since 2004, a number of initiatives were launched with respect to the consumer credit segment, among which we highlight as follows:

- Taií - Organic growth. Offers credit to the low-income population.
- Partnership with CBD/LASA - Financing of the low-income population segment.
- Vehicles - Fiat and Intercap - Financing marketed outside the branch network.
- Credicard - Credit cards for non-account holders.
- Consigned Credit - Loans tied to payroll.

This posture relates to the opportunities envisaged in Brazil, which will likely provide the Bank with the required conditions for sustained growth, consistent with its operations. Significant investments were allocated to these initiatives (R$ 1,462 million arising from payment of goodwill) and, as mentioned above, a new segment (Itaucred) has been created, where the business performance will be disclosed.

For comparison purposes, the segment performance in the fourth quarter will also be presented. The sections will include:



Itaubanco

Itaubanco's net income for the first quarter of 2005 decreased of R$ 78 million compared to the fourth quarter of 2004. Once again, our analysis will not take into account extraordinary impacts. The main changes were: (a) increase by R$ 213 million of the provisions for doubtful accounts, in particular R$ 132 million of excess provision for this segment, increased expenses due to the portfolio growth, as well as changes in customers' risk ratings; (b) increase of R$ 99 million of banking service fees, on account of the higher volume of transactions, as well as the impact of revenues from credit transactions associated with the increased volume, in addition to the growth in the balance of funds under management; (c) decrease of R$ 90 million of non interest expenses, primarily due to the seasonality of marketing-related expenses, as well as the adoption of the accounting policy of fully depreciating goods whose net value is under R$ 3,000.00 (This policy was adopted only in the fourth quarter of 2004).

Banco Itaú BBA

Banco Itaú BBA's financial margin declined by R$ 95 million quarter-on-quarter, as a result of the impacts of foreign exchange risk management of investments abroad, partly offset by the tax effect on hedging transactions, as well as the decreased gains from structured credit transactions and derivative instrument transactions. The positive change of R$ 36 million in the results from doubtful loans was due to a reversal of R$ 67 million of the provision in the first quarter of 2005, chiefly arising from the renegotiation of previously written-off credits, in the amount of R$ 80 million. Non interest expenses declined by R$ 28 million quarter-on-quarter, influenced by operating provisions recorded in the fourth quarter of 2004 but not in the first quarter of 2005. Income tax and social contribution expenses posted a 32.0% reduction from the previous quarter, primarily because of the tax effect of the currency hedge derivative transactions for investments abroad.

Itaucred

Itaucred's net income for the first quarter added up to R$ 123 million, an R$ 18 million rise on the previous quarter. The growth stems in part from the increased interest in Credicard Banco, which impacted the first three months of 2005, but only two months of the previous quarter. It should be stressed that the interest in Credicard significantly enlarged Itaú's business prospects, since the shareholders' agreement provides for taking advantage of cross-selling opportunities to non-account holder customers, previously off-limits.

Corporation

The results of the Corporation reflect the financial income of Itaú's excess capital. They were also impacted by the extraordinary profits for the periods, usually relating to the full amortization of the goodwill on acquisitions and associations carried out by Itaú. In the first quarter of 2005, the Bank recorded extraordinary income of R$ 142 million primarily relating to the amortization of the goodwill paid on the association of Itaú with Lojas Americanas - LASA.

Executive Summary

First Quarter of 2005

The pro forma financial statements of Itaubanco, Itaú BBA and Itaucred shown below are based on management information, reflecting more accurately the performance of the conglomerate's various business units. Between the first quarter of 2005 and the last quarter of 2004, the following variations occurred in the income statement of Itaú's business segments:

PRO FORMA STATEMENT OF INCOME PER SEGMENT

R$ Million

	1st Q.05	Adjustments[1]	1st Q.05 Adjusted (a)	4th Q.04	Adjustments[1]	4th Q.04 Adjusted (b)	Variation (a) - (b)
Itaubanco							
Net Interest Income	2,044	-	2,044	2,635	612	2,023	21
Result from Loan Losses	(481)	-	(481)	(257)	-	(257)	(224)
Banking Service Fees	1,543	-	1,543	1,568	124	1,444	99
Non-Interest Expenses [2]	(1,955)	-	(1,955)	(2,045)	-	(2,045)	90
Income Tax and Social Contribution	(344)	-	(344)	(581)	(250)	(331)	(13)
Other [3]	(40)	-	(40)	11	-	11	(52)
Net Income of Itaubanco (A)	*767*	*–*	*767*	*1,332*	*486*	*846*	*(78)*
Itaú BBA							
Net Interest Income	370	-	370	464	-	464	(95)
Result from Loan Losses	67	-	67	31	-	31	36
Banking Service Fees	80	-	80	84	-	84	(4)
Non-Interest Expenses [2]	(130)	-	(130)	(159)	-	(159)	28
Income Tax and Social Contribution	(103)	-	(103)	(151)	-	(151)	49
Other [4]	(26)	-	(26)	(27)	-	(27)	1
Net Income of Itaú BBA (B)	*257*	*–*	*257*	*242*	*–*	*242*	*16*
Itaucred							
Net Interest Income	445	-	445	337	-	337	108
Result from Loan Losses	(120)	-	(120)	(41)	-	(41)	(79)
Banking Service Fees	172	-	172	148	-	148	23
Non-Interest Expenses [2]	(288)	-	(288)	(273)	-	(273)	(15)
Income Tax and Social Contribution	(56)	-	(56)	(39)	-	(39)	(17)
Other [4]	(30)	-	(30)	(27)	-	(27)	(3)
Net Income of Itaucred (C)	*123*	*–*	*123*	*105*	*–*	*105*	*18*
Corporation							
Net Interest Income	202	-	202	188	-	188	14
Banking Service Fees	(1)	-	(1)	(1)	-	(1)	0
Non-Interest Expenses [2]	(7)	-	(7)	(5)	-	(5)	(2)
Income Tax and Social Contribution	(33)	-	(33)	(7)	-	(7)	(26)
Extraordinary Result	(142)	(142)	(0)	(794)	(794)	0	(0)
Other [4]	(25)	-	(25)	(29)	-	(29)	4
Net Income of Corporation (D)	*(7)*	*(142)*	*135*	*(648)*	*(794)*	*146*	*(10)*
NET INCOME of ITAÚ (A)+(B)+(C)+(D)	*1,141*	*(142)*	*1,283*	*1,030*	*(308)*	*1,338*	*(55)*

(1) The adjustment refers to the exclusion of non recurring and extraordinary items.
(2) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses - CPMF and Other Taxes and Other Operating Expenses.
(3) Includes Revenues from Insurance, Pension Plan and Capitalization Transactions, Tax Expenses - ISS, PIS and COFINS, Equity in the Earnings of Associated Companies, Other Operating Income, Non Operating Profits, Profit Sharing, and Minority Interests in Subsidiary Companies.
4) Includes Tax Expenses - ISS, PIS and COFINS, Equity in the Earnings of Associated Companies, Other Operating Income, Profit Sharing, and Minority Interests in Subsidiary Companies.

Executive Summary

Consolidated Balance Sheet

ASSETS	Mar 31, 05	Dec 31, 04	Mar 31, 04	Variation Mar.05-Dec.04	Variation Mar.05-Mar.04
Current and Long Term Assets	**143,404**	**127,220**	**123,746**	**16,184**	**19,658**
Cash And Cash Equivalents	1,963	1,930	1,961	33	2
Short-term Interbank Deposits	22,002	19,747	25,097	2,256	(3,094)
Securities and Derivative Financial Instruments	29,750	29,176	28,801	575	949
Interbank and Interbranch Accounts	11,932	10,878	9,362	1,054	2,569
Loans, Leasing Operations and Other Credits	50,980	47,407	38,871	3,573	12,109
(Allowance for Loan Losses)	(3,288)	(3,054)	(3,103)	(234)	(185)
Other Assets	30,065	21,135	22,758	8,930	7,308
Foreign Exchange Portfolio	13,417	9,159	10,788	4,258	2,629
Others	16,648	11,976	11,970	4,672	4,678
Permanent Assets	**2,998**	**3,119**	**3,233**	**(120)**	**(234)**
Investments	842	920	962	(78)	(120)
Fixed Assets	1,926	1,965	2,029	(38)	(102)
Deferred Changes	230	234	242	(4)	(12)
TOTAL ASSETS	**146,403**	**130,339**	**126,979**	**16,064**	**19,423**

LIABILITIES	Mar 31, 05	Dec 31, 04	Mar 31, 04	Variation Mar.05-Dec.04	Variation Mar.05-Mar.04
Current and Long Term Liabilities	**130,524**	**115,127**	**113,280**	**15,397**	**17,244**
Deposits	44,025	42,030	34,606	1,995	9,419
Demand Deposits	10,669	11,156	8,798	(488)	1,871
Saving Account	19,024	19,197	17,530	(174)	1,494
Interbank Deposits	1,055	647	451	408	605
Time Deposits	13,277	11,029	7,828	2,248	5,449
Deposits Received under Securities Repurchase Agreements	17,367	16,098	21,396	1,269	(4,029)
Funds from Acceptances and Issue of Securities	3,750	3,431	3,492	319	258
Interbank and Interbranch Accounts	2,085	1,078	1,819	1,006	266
Borrowings and On-lendings	10,229	10,518	13,525	(289)	(3,296)
Derivative Financial Instruments	2,243	1,173	858	1,070	1,385
Technical Provisions for Insurance, Pension Plans and Cap.	11,554	11,023	8,320	531	3,234
Other Liabilities	39,271	29,775	29,265	9,496	10,007
Foreign Exchange Portfolio	13,567	9,405	10,873	4,162	2,694
Subordinated Debt	4,770	4,765	4,855	5	(85)
Others	20,934	15,605	13,537	5,330	7,397
Deferred Income	**45**	**47**	**122**	**(2)**	**(77)**
Minority interest in subsidiaries	**1,205**	**1,193**	**1,099**	**11**	**106**
Stockholder's Equity	**14,629**	**13,971**	**12,478**	**658**	**2,150**
TOTAL LIABILITIES	**146,403**	**130,339**	**126,979**	**16,064**	**19,423**
Deposits	44,025	42,030	34,606	1,995	9,419
Assets under Management	105,197	99,753	87,060	5,444	18,137
Total Deposits + Assets Under Management	149,222	141,783	121,666	7,439	27,556

Executive Summary

Consolidated Statement of Income

R$ Million

	1st Q./05	4th Q./04	1st Q./04	Variation 1st Q.05 - 4th Q.04	Variation 1st Q.05 - 1st Q.04
Income from Financial Operations	**5,007**	**4,747**	**4,446**	**261**	**562**
Loans and leasing operations	3,135	2,268	2,339	868	796
Securities	1,201	2,008	1,598	(807)	(397)
Financial Income of Insurance, Capitalization and Pension Plans	400	389	265	11	135
Trade Finance and Foreign Exchange Portfolio	55	(92)	84	147	(29)
Compulsory Deposits	216	174	160	42	57
Expenses from Financial Operations	**(1,946)**	**(1,122)**	**(2,073)**	**(824)**	**127**
Deposits, Money Market and Interbank Funds	(1,433)	(1,156)	(1,526)	(277)	93
Financial Expense of Insurance, Capitalization and Pension Plans	(309)	(281)	(196)	(28)	(113)
Borrowings, Assignments and On-lending	(204)	315	(352)	(519)	147
Net Interest Income	**3,061**	**3,624**	**2,373**	**(563)**	**689**
Result for Loan Losses	**(593)**	**(267)**	**(202)**	**(327)**	**(391)**
Provision for Loan and Lease Losses	(756)	(434)	(363)	(322)	(393)
Credits Recoveries and Renegociated	162	167	161	(5)	1
Net Income from Financial Operations	**2,468**	**3,358**	**2,171**	**(890)**	**297**
Other Operation Income (Expenses)	**(525)**	**(659)**	**(763)**	**134**	**238**
Banking Service Fees	1,794	1,799	1,405	(5)	389
Result from Operations of Insurance, Cap. and Pension Plans	206	190	196	15	10
Non-Interest Expenses, excluding ISS, PIS and COFINS	(2,381)	(2,480)	(2,183)	99	(198)
Personnel Expenses	(955)	(910)	(773)	(45)	(182)
Other Administrative Expenses	(1,103)	(1,218)	(996)	115	(108)
Tax Expenses - CPMF and others	(76)	(75)	(58)	(0)	(18)
Other Operating Expenses	(247)	(276)	(355)	29	108
Tax Expenses for ISS, PIS and COFINS	(350)	(320)	(288)	(30)	(62)
Equity in the Earnings of Associated Companies	95	44	30	51	65
Other Operating Income	112	107	77	4	35
Operating Income	**1,943**	**2,699**	**1,408**	**(755)**	**535**
Non-operating Income	6	27	(5)	(21)	11
Income before Income Tax and Social Contribution	**1,949**	**2,726**	**1,403**	**(777)**	**546**
Income Tax and Social Contribution	**(536)**	**(779)**	**(427)**	**243**	**(109)**
Extraordinary Results	**(142)**	**(794)**	**5**	**652**	**(147)**
Profit Sharing	**(92)**	**(87)**	**(97)**	**(5)**	**6**
Minority Interests	**(38)**	**(36)**	**(7)**	**(2)**	**(31)**
Net Income	**1,141**	**1,030**	**876**	**111**	**265**
Number of shares outstanding - In Thousand (1)	113,676,757	113,271,050	114,086,910	405,707	(410,153)
Book value per thousand shares - (R$) (2)	128.69	123.34	109.38	5.34	19.31
Net income per thousand shares - (R$) (2)	10.04	9.10	7.68	0.94	2.36

(1) In thousands in Mar/04, as shares were reverse split in the fourth quarter of 2004.
(2) Lot of thousand shares in Mar/04, as shares were reverse split in the fourth quarter of 2004.



Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Analysis of the Consolidated Net Income

Net income in the first quarter of 2005

In the first quarter of 2004, Itaú achieved consolidated net income of R$1,141 million. This represents a 10.8% increase in the fourth quarter of 2004 and an annualized return (ROE) of 35.1% on the R$ 14,629 balance of the conglomerate's net equity as of March 31, 2005. Once again Itaú's performance stands out in the Brazilian scenario, with twelve consecutive quarters of a return on net equity above 30% per annum.

Total assets amounted to R$ 146,403 million, increasing by 12.3% from the end of 2004. Accordingly, the return on total assets (ROA) stood at 3.2% per annum.

The Basle Ratio remained at high levels, reaching 18.3% in March 2005, corresponding to a 2.3 percentage point decrease from the fourth quarter of 2004. Such decline, when compared to the previous quarter, is attributable to variations in the weighted assets, in particular the significant growth of the loan portfolio and equity market-related transactions (shareholding restructuring of Corporate client) in the amount of R$ 3,716 million. These assets were part of the weighted assets that were settled in the beginning of the second quarter of 2005. During the quarter, the Bank fully amortized the R$ 200 million (R$ 182 million after taxes) arising from the association between Itaú and Lojas Americanas - LASA, which was accounted for as Extraordinary Gains in the period. The new partnership formed between Itaú and LASA will expand the client base of non-account holders who use products and services offered by the Bank, thus helping enlarge Taií's distribution network.

In the first quarter of the year, Itaú continued to expand its consumer finance business on three fronts - direct consumer loans, vehicle financing and consigned credit.

The total balance of the loan portfolio, including endorsement and sureties, grew by an impressive 7.0% in the period. Noteworthy was the growth in the private individual segment (+13.7%), reaching R$ 20,770 million at the end of the first quarter of 2005. In particular, the balance of personal credits improved dramatically, with a 22.2% rise as compared to the previous quarter. Vehicle financing also posted a significant 17.3% increase in the quarter. In the corporate segment, the growth reached 4.7%, with the portfolios of micro, small and medium businesses posting a 5.4% increase from the previous quarter. The large corporation segment also grew by 4.4% compared to December 2004. The expansion in credit transactions has given a significant contribution to Itaú's financial margin, lending increasing strength and consistency to the group's operating results.

Foreign Exchange and Interest

The first quarter of 2005 was characterized by two important developments: the basic interest rate (Selic) increased from 17.75% per annum in December 2004 to 19.25% per annum as of March 31, 2005; and, the real/U.S. dollar exchange rate showed more volatility. Such volatility was caused in part by the high international liquidity levels, the rate differentials, and the strong results of the Brazilian trade balance. These factors were offset by actions taken by the Brazilian Central Bank, buying foreign currency on the spot market and reducing exchange swap positions, with a view to restore its international reserves. During the period, the Conselho Monetário Nacional (National Monetary Council - CMN) also approved new resolutions in order to unify the foreign exchange markets and enacted new foreign exchange rules for exports. As a result of the unification, the exchange market is now subject to a single set of rules. Normative differences between free rate and floating rate exchange markets ceased to exist. The new exchange regulation aims at relieving the burden on export activities. The new set of rules has lifted amount restrictions on the purchase and sale of foreign currency by either individuals or companies n spite of the significant exchange volatility, as at the end of the quarter the real/U.S. dollar rate had changed by only 0.4% compared to the closing rate of 2004.

Macroeconomic Indices

	1st Q./05	4th Q./04	1st Q./04
CDI	4.2%	4.0%	3.8%
Exchange Rate	0.4%	-7.1%	0.7%
Exchange Rate (Quotation in R$)	2.6662	2.6544	2.9086
IGPM	1.5%	2.0%	2.7%
Savings (TR + 6% p.a.)	2.1%	2.0%	1.9%

Analysis of the Consolidated Net Income

Net Interest Margin

The net interest margin of Itaú reached R$ 3,061 million in the first quarter of 2005, growing by 1.6% from the prior quarter, excluding non recurring items which had a R$ 612 million (before taxes) effect on securities results. The strategy of expanding the volume of loan and financing transactions (in particular those transactions whose contribution to the financial margin is larger) continues to represent an important contribution to the Bank's results. In the first quarter of 2005, net financial margin on credit transactions grew by R$ 155 million from the previous quarter.

Treasury and gap management results declined by R$ 106 million in the quarter, which is essentially due to the effect on the asset position in the IGP-M assumed by treasury, the fall of this index (impact of R$ 26 million)

and R$ 68 million relating to expenses from exchange derivative instruments assumed to hedge investments abroad. The currency exposure is managed keeping in mind the related tax effects. Accordingly, as the exchange variation on investments is not taxed and gains on this liability position are tax-deductible, the impact on net income caused a slight variation in the treasury and gap management results, in the amount of R$ 10 million, which is further evidence of the low exposure assumed by Itaú's treasury.

The annualized rate of the net financial margin in the first quarter of 2005 was 13.2%, while in the previous quarter, disregarding the impact of non-recurring items, the annualized rate of the net financial margin was 13.6%.

Net Interest Margin Analysis

R$ Million

	1st Q./05	4th Q./04	1st Q./04
A) Net Interest Margin (*)	3,061	3,012	2,373
Average Balance from Operations (**)			
Average Cash and Cash Equivalents + Short-Term Interbank Deposits + Securities - Money Market Funding - Derivative Financial Instruments	33,843	33,224	34,138
Average Interbank and Interbranch Accounts	11,405	11,071	8,914
Average Net Foreign Exchange Portfolio	(198)	(257)	(173)
Average Net Loans	47,754	44,695	37,195
B) Average Earning Assets	92,804	88,732	80,075
Annual Average Ratio of Net Interest Margin = A/B	13.2%	13.6%	11.9%

(*) Net interest margin excluding the nonrecurring itens decribed
(**)The average balance for the quarter is the arithmetical average of the balance on the last day of both the current quarter and the previous quarter.

Analysis of the Consolidated Performance

Results from Doubtful Loans

In the first quarter of 2005, provisions for loan losses amounted to R$ 756 million, which is a 74.1% increase from the previous quarter. The highly favorable conditions seen in the fourth quarter of 2004 were no longer prevalent in the first quarter of 2005.

Of the total expenses, R$ 150 million relate to provisions recorded in excess of the minimum required by the Brazilian banking system authority. The expansion in the balance of the excess provision allows for the absorption of any growth in defaulting levels brought about by the severe recession of the economic cycle, quantified in accordance with the historical behavior of loan portfolios under stressful economic conditions. In addition, the Bank management considers it adequate to maintain the coverage ratio of the balance of the provisions for loan losses over non performing loans at approximately 220%. Accordingly, the balance of the excess provision for loan losses amounted to R$ 1,150 million as of March 31, 2005, increasing by 15.0% compared to December 2004.

Non Performing Loans

R$ Million

	Mar 31, 05	Dec 31, 04	Sep 30, 04
Total Non Performing Loans (a)	1,491	1,388	1,440
Provision for Loan and Lease Losse	(3,288)	(3,054)	(3,027)
Credit Portfolio (b)	50,980	47,407	44,810
NPL Ratio [(a) / (b)] x 100	2.9%	2.9%	3.2%

(a) Loans overdue more than 60 days and without generation of revenues on the accrual method.
(b) Endorsements and Sureties not included.

Analysis of Results from Possible Loan Losses

R$ Million

	1st Q./05			4th Q./04			Variation		
	Individuals	Businesses	Total	Individuals	Businesses	Total	Individuals	Businesses	Total
(Increase)/Generic Reversal	(55)	(18)	(74)	(43)	3	(40)	(12)	(21)	(33)
(Increase)/Specific Reversal	(452)	(80)	(533)	(338)	(55)	(394)	(114)	(25)	(139)
Subtotal (Increase)/Reversal	**(507)**	**(98)**	**(606)**	**(382)**	**(52)**	**(434)**	**(125)**	**(46)**	**(172)**
Exceeding Provision			(150)			-			(150)
Expenses for Provision for Loan Losses			**(756)**			**(434)**			**(322)**
Credits Recoveries and Renegotiated			162			167			(5)
Result from Loan Losses			**(594)**			**(267)**			**(327)**

With respect to the minimum provisions required, the Bank recorded general allowances in the amount of R$ 74 million, representing an 82.2% rise compared to the previous quarter. Such growth relates to the increase in the credit portfolio balance in the period, as well as to a change in the customers' risk rating criteria. General allowances of R$ 55 million were recorded for loans granted to individual customers as a result of the strong growth in personal credit and vehicle financing operations, giving rise to a R$ 12 million increase compared to the fourth quarter of 2004.

Specific allowances increased by 35.0%, for a total of R$ 533 million in the period. The increase in specific allowances is due to the impact of the evolution of non performing loans.

Income from the recovery of written-off loans reached R$ 162 million in the first quarter of 2005, which is consistent to revenues of R$ 167 million in the previous quarter.

The ratio of non performing loans stood at 2.9%, which is in line with the previous quarter, essentially as a result of the market conditions experienced in the past few months and, to a lesser extent, the impact of transactions potentially recoverable in the long run, which were written-off from the provision for loan losses. However, it should be stressed that we do not foresee a continuing improvement of credit quality indicators, since our strategy focuses on products providing higher spreads and higher risks. At this moment, we certain indicators point to the likelihood of increased provisions in the future.

Analysis of the Consolidated Performance

The ratio of allowances for loan losses to the portfolio total balance (excluding endorsement and sureties) remained stable quarter-on-quarter, at 6.4%.
The latitude between the provision for loan losses and the amount of overdue loans reached R$ 332 million in the quarter, which is a 42.3% decline from the previous quarter.

Abnormal Portfolio (*)

R$ Million

	Mar 31, 05	Dec 31, 04	Sep 30, 04
Abnormal Portfolio	2,956	2,478	2,590
Total Allowance	(3,288)	(3,054)	(3,027)
Excess of Allowance	332	575	437

(*) Abnormal Portfolio is the total of installments overdue for more than 14 days.

Coverage Ratio (*)



(*) Provision for Loan and Lease Losses / Total Non Performing Loans

Movements of Credit Portfolio

R$ Million

	1st Q./05			4th Q./04		
	Individuals	Businesses	Total	Individuals	Businesses	Total
Previous Balance	**20,181**	**27,226**	**47,407**	**17,228**	**27,582**	**44,810**
Balance arising from the increased shareholding in Credicard.	-	-	-	799	-	799
New Contracts	6,651	12,045	18,696	6,810	12,474	19,284
Debt Renegotiation	264	372	636	276	61	337
Accrual/ Movements	(1,438)	(876)	(2,314)	(1,108)	(1,398)	(2,506)
Settlement	(2,637)	(10,288)	(12,925)	(3,570)	(11,283)	(14,853)
Write-off	(372)	(149)	(521)	(253)	(210)	(463)
Final Balance	**22,649**	**28,331**	**50,980**	**20,181**	**27,226**	**47,407**

Movements of Provision for Loan Losses

R$ Million

	1st Q./05				4th Q./04			
	Individuals	Businesses	Exceeding Allowance	Total	Individuals	Businesses	Exceeding Allowance	Total
Previous Balance	**(1,484)**	**(569)**	**(1,000)**	**(3,054)**	**(1,329)**	**(697)**	**(1,000)**	**(3,027)**
New Contracts	(200)	(131)	-	(331)	(406)	(175)	-	(581)
Debit Renegociation	(124)	(18)	-	(142)	(143)	(24)	-	(166)
Risk Level Transfer	(479)	(96)		(576)	(305)	(70)		(375)
Accrual/ Movements	87	21		108	16	(205)		(189)
Settlement	209	125		335	456	421		877
Exceeding Allowance	-	-	(150)	(150)	-	-		-
Total	(507)	(98)	(150)	(756)	(382)	(52)	-	(434)
Balance arising from the increased shareholding in Credicard.	-	-	-	-	(56)	-	-	(56)
Write-off	372	149	-	521	283	180	-	463
Final Balance	**(1,619)**	**(519)**	**(1,150)**	**(3,288)**	**(1,484)**	**(569)**	**(1,000)**	**(3,054)**

Analysis of the Consolidated Performance

Banking Service Fees

R$ Million

	1st Q./05	4th Q./04	Variation
Resources Management	**398**	**376**	**22**
Mutual Fund Management Fees	385	356	28
Income from Administration of Consortium	13	19	(6)
Current Account Services	**349**	**327**	**22**
Credit Operations and Guarantees Provided	**271**	**266**	**4**
Credit Operations	247	242	6
Income from Guarantees Provided	23	25	(1)
Collection Services	**209**	**302**	**(93)**
Collection	95	97	(1)
Interbank Fees (Bills, Checks and Documents)	49	48	1
Tax Collection	65	156	(92)
Credit Cards	**437**	**371**	**66**
Others	**131**	**158**	**(26)**
Foreign Exchange Services	12	10	3
Brokerage Services	28	30	(2)
Income from Inquiries of the Serasa Databases	39	38	1
Custody Services and Managed Portfolios	11	11	0
Other Services	40	69	(28)
Total	**1,794**	**1,799**	**(5)**

In the first quarter of 2005, Banking Service Fees totaled R$1,794 million, presenting a R$5 million decrease in relation to the R$1,799 million in the previous quarter.

Disregarding the fortuitous event that occurred in December 2004, when was recognized the R$124 million revenue for tax collection services provided for the INSS, which did not occurred in the first quarter of 2005, Banking Service Fees shows a significant growth of R$119 million in relation to the previous quarter, which is equivalent to 7.1%.

This growth was driven by Credit Card Revenues, which showed an increase of R$66 million. A major part of this growth is derived from the increase in Orbitall and Credicard Banco share that took place in the fourth quarter of 2004. In that quarter, the increased share only affected the results of two months in the case of

Credicard and of one month in the case of Orbitall, while all three months of the first quarter of 2005 were affected.

Other items that showed significant growth were Mutual Funds Management Fees, with a balance of R$28 million. The growth arised from the larger volume of resources under management, coupled with the increase in interest rates, and Tax Collection Revenues, which grew R$32 million, disregarding, however, the one time event mentioned previously. This growth was caused by the seasonal effect of the receipt of taxes like IPVA, IPTU and DPVAT at the beginning of the year.

It is also important to point out the contribution from Current Account Revenues, which grew due to the price readjustment.

Banking Service Fees Coverage Index over Non Interest Expenses



Products per Client and Quantities : Active Clients and Current Accounts



(*) Calculated by dividing Banking Service Fees by Personnel Expenses and by Non Interest Expenses (Personnel Expenses, Others Administrative Expenses, Tax Expenses of CPMF and Others and Other Operating Expenses)

Analysis of the Consolidated Net Income

Non Interest Expenses

R$ Million

	1st Q./04	2nd Q./04	3rd Q./04	4th Q./04	1st Q./05	Variation 1.Q./05 - 4.Q./04
Personnel Expenses	**773**	**791**	**845**	**910**	**955**	**45**
Remuneration	437	453	486	506	517	12
Charges	133	140	152	158	163	5
Social Benefits	116	119	114	128	138	10
Training	8	14	11	15	8	(7)
Employee Resignation and Labor Claims	79	66	75	86	128	42
Single Bonus	-	0	8	17	-	(17)
Other Administrative Expenses	**996**	**1,034**	**1,041**	**1,218**	**1,103**	**(115)**
Data Processing and Telecommunication	266	262	267	282	276	(6)
Depreciation and Amortization	137	139	136	191	145	(47)
Premises	131	134	133	156	147	(8)
Third-Party Services	138	159	168	195	193	(2)
Financial System Service	78	80	81	85	82	(3)
Advertising, Promotions and Publications	56	72	74	103	62	(41)
Transportation	47	43	46	49	46	(3)
Materials	31	35	39	38	36	(2)
Security	31	31	33	33	32	(0)
Legal and Judicial Suit	17	15	11	22	18	(4)
Travel Expenses	8	11	12	15	9	(6)
Others	55	53	41	51	58	7
Other Operating Expenses	**355**	**313**	**220**	**276**	**247**	**(29)**
Provision for contingencies	203	165	80	86	86	(0)
Tax and Social Securities	38	36	31	33	33	(0)
Civil Lawsuits	138	83	51	63	53	(10)
Others	27	45	(3)	(10)	-	10
Sales - Credit Cards	48	50	43	70	62	(8)
Claims	16	24	23	21	26	5
Others	88	74	74	100	74	(26)
Tax Expenses	**58**	**54**	**55**	**75**	**76**	**0**
CPMF	40	33	40	55	58	3
Other taxes	18	21	14	20	18	(2)
Total Non Interest Expenses	**2,183**	**2,192**	**2,160**	**2,480**	**2,381**	**(99)**
(-) Itaucred (Vehicle + Credit Cards - Non-Account Holders + Taií)	(185)	(196)	(208)	(273)	(288)	(15)
(-) Orbitall	(57)	(58)	(64)	(91)	(146)	(55)
Total New Ventures Effect	**(242)**	**(254)**	**(272)**	**(364)**	**(434)**	**(70)**
Total Non Interest Expenses without the effect of new ventures	**1,941**	**1,939**	**1,889**	**2,116**	**1,947**	**(169)**

Non Interest Expenses, which includes Personnel Expenses, Other Administrative Expenses, Other Operating Expenses and Tax Expenses (CPMF and Other Taxes), reached R$2,381 million in the first quarter of 2005, which represents a reduction of R$ 99 million, when compared to the R$2,480 million recorded in the last quarter of 2004.
New ventures were responsible for an increase of R$70 million in Non Interest Expenses, when compared to the fourth quarter of 2004, and resulted in expenditures of R$434 million in the first quarter of 2005, or 18.2% of the total of these expenses.

In the current quarter, the Non Interest Expenses remained virtually stable when compared to the first quarter of the previous year, if the effect of the new ventures is disregarded, which demonstrates the efficiency of Itaú's cost control.

Personnel Expenses

Personnel Expenses totaled R$955 million, showing an increase over the R$910 million recorded in the last quarter of the previous year. This increase is due mainly to the Employee Resignation and Labor Claims items, which grew by R$42 million. Labor Claims were influenced by a program that provides additional indemnity for the termination of employees based on conditions of retirement.

Non Interest Expenses



Analysis of the Consolidated Net Income

This increase was offset with a reduction of R$ 17 million as a result of the bonus negotiated in the collective labor agreement, which occurred in the fourth quarter of 2004. It is important to point out that the increased share in Orbitall and in Credicard Banco produced an increase of R$ 26 million in Personnel Expenses in the current quarter. At the end of the month of March 2005 Itaú had 44,992 employees. It is important to point out that, in spite of the reduction in the total number of employees, Taií showed an increase of 315 employees, showing the focus on expanding the granting of credit to segments not previously served by Itaú; it should also be noted that the average cost of Taií employees is lower than the cost in Itaú.

By the end of 2005, the hiring of another 5,000 employees for Taií is expected, including the collaborators from FIC (CBD) and from FAI (LASA).

Other Adminsitrative Expenses

Other Administrative Expenses totaled R$1,103 million in the first quarter of 2005, showing a decrease of R$115 million in relation to the R$1,218 million of the previous period.

One of the factors for this reduction is the seasonal effect of the reduction in marketing expenses that usually occurs at the beginning of each year. This seasonality caused a decrease of R$41 million in Expenses with Advertising, Promotions and Publications. Another item that is also influenced by seasonal factors is Premises, which showed a fall of R$8 million in this quarter.

In the current quarter, Itaú introduced the accounting practice of fully depreciating assets with residual values below R$3,000.00. In 2004, Itaú adopted this practice only in the fourth quarter.

Other Operating Expenses

In the first quarter of 2005, Other Operating Expenses reached R$247 million, a reduction of R$29 million in relation to the previous quarter. This reduction is attributed to the setting up of operating provisions for contingent liabilities that took place in the fourth quarter of 2004.

Number of Employees (*) (**)



(*) Includes Orbitall and Intercap bank's sales promotion company since Dec/04.
(**) Credicard Banco and FIC, where Itaú's share is 50%, are not included. In Mar.05 this companies had, respectively, 419 and 811 employees,

Tax Expenses for CPMF and Others

Tax Expenses for CPMF and Other Taxes totaled R$76 million in the first quarter, which is fairly consistent with the R$75 million recorded in the previous quarter.

Efficiency Ratio

The efficiency ratio was 49.4% in the first quarter of 2005, which represents a 3.5 p.p. increase in relation to the previous quarter. This increase was already expected, since in the fourth quarter of 2004 the efficiency ratio reached 45.9% mainly due to occasional events that had a positive effect on the financial margin and banking service fees. Without these events, the ratio for the fourth quarter of 2004 would be 50.9%, which demonstrates an improvement in the ratio in this quarter.

Efficiency Ratio



Efficiency Ratio = (Non Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses for CPMF and Others)) / (Net Interest Income + Banking Service Fees + Partial Result of Insurance, Capitalization and Pension Plans + Other Operating Income - Tax Expenses of PIS/COFINS/ISS)

Analysis of the Consolidated Net Income

Network Evolution (*)



(*) Includes Banco Itaú Buen Ayre and Banco Itaú BBA. Not includes Taií.

Number of Taií Stores



Customer service locations totaled 24,422 in March 2005, against 24,223 in December 2004. The growth is due to Itaú focusing on the expansion of its ATM network, which increased by 196 units in the period.

In the first quarter of 2005, the FIC finance company came into operation, as a result of the association between Itaú and the Pão de Açúcar Group (CBD). At the end of March 2005, FIC had already opened three stores, all of which operate with the Taií brand.

Besides FIC's three stores, Taií had 52 own stores (7 stores, 34 corners and 11 annexes) in the Greater São Paulo and Greater Rio de Janeiro regions.

The estimated quantity of Taií stores at the end of 2005 is 570, which is made up of 150 stores of its own, 250 FIC and 170 FAI. FAI is a finance company that resulted from the association between Itaú and Lojas Americanas (LASA) and will come into operation in the second half of 2005.

Internet Banking Clients

(In million)



Volume of Self-Service Transactions

(Quantity in million)

| Period | ATM | | | Home & Office Banking | | | | | | Total |
	Usual Transaction	Warning (*)	Automated Programmed Debit	Itaufone	Bankfone	PC Banking	Internet	Itaufax	Purchase Using Debit Card	
2002	**946**	**192**	**284**	**135**	**40**	**38**	**306**	**11**	**89**	**2,043**
1st Q./02	224	27	69	33	10	13	59	3	19	457
2nd Q/02	225	46	70	38	10	11	71	3	20	494
3rd Q./02	243	48	72	31	10	9	84	3	23	524
4th Q./02	254	71	73	33	10	6	92	2	27	569
2003	**1,033**	**586**	**302**	**145**	**41**	**13**	**427**	**10**	**121**	**2,677**
1st Q./03	260	67	75	37	10	5	95	2	26	576
2nd Q./03	248	117	76	36	10	4	99	2	28	621
3rd Q./03	254	151	75	36	11	3	111	2	30	675
4th Q./03	271	251	76	36	10	1	121	2	36	805
2004	**1,074**	**692**	**322**	**129**	**36**	**0**	**525**	**8**	**158**	**2,943**
1st Q./04	263	237	77	33	9	0	127	2	34	783
2nd Q./04	258	139	78	32	8	0	130	2	37	686
3rd Q./04	272	152	81	32	9	0	130	2	40	719
4th Q./04	280	163	85	32	9	-	137	2	47	754
2005										
1st Q./05	277	156	88	30	9	-	149	2	45	756

(*) Transaction through warning screen on ATM.

Analysis of the Consolidated Performance

AOLA Operation

The value of Itaú's holding in América Online Latin American Inc. (AOLA), considering the market quotation of its stock at March 31, 2005, amounted to R$13 million. In Itaú's Financial Statements on that same date, however, it had been fully provisioned for and, as a consequence, no future negative impacts on results should be shown.

There remains in the books, under Sundry Other Liabilities, R$163 million arising from amounts received in advance, relating to the contract for the provision of services existing between the parties. These amounts are accrued to income as, and when, the expenditure relating to the contracted services take place.

Tax Expenses for ISS, PIS and COFINS

The 9.4% growth in tax expenses in the first quarter of 2005, when compared with the fourth quarter of 2004, was due to the increase in operating activities, as well as the effect of the increase in the participating interest in Orbitall and in Credicard. The increase in Credicard's shareholding, created an impact on the consolidated results for two months of the fourth quarter of 2004, while the alteration in Orbitall's shareholding, created an impact during one month in the consolidated results for the same period. In the first quarter of 2005, the three months of the period were impacted by the increased participating interests.

R$ Million

	1st Q./05	4th Q./04	Variation	%
PIS/COFINS	286	265	21	7.9%
ISS	64	55	9	16.6%
Total	**350**	**320**	**30**	**9.4%**

Equity in the Earnings of Associated Companies

Equity in the earnings of associated companies added up to R$95 million in the first quarter of 2005, a 35.1% increase in relation to the previous quarter. This result is basically derived from the participating interest in Banco BPI S.A. The Impact of the introduction of IFRS in European Union countries is already reflected in our books, as much in the result of patrimonial equity of this quarter as in the net income accumulated in 31 of december of 2004, in total of R$ 87 millions, and refer basicaly to adjusts in pension plans.

R$ Million

Equity in income of affiliates	1st Q./05	4th Q./04	Variation
Share of equity in affiliates – domestic	2	4	(2)
Share of equity in affiliates - foreign	93	40	52
Total	**95**	**44**	**51**

Non-operating Result

The non-operating result for the first quarter of 2005 reached R$6 million, which is a reduction of R$21 million in relation to the previous quarter. In the current quarter, we did not have the positive impact associated with the criteria revision for setting up a provision for the impairment of assets not in use that took place in the fourth quarter of 2004. During the fourth quarter of 2004, because of changes in market conditions, we made a reversal of part of the provisions that was previously set up relating to these expected impairments.

Income Tax and Social Contribution

The expenditure on Income Tax and Social Contribution on Net Income in the first quarter of 2005 was R$536 million, which is a reduction of 31.2% in relation to the fourth quarter of 2004. This decrease is due to the 28.5% reduction in the results before income tax and social contribution. Also during the fourth quarter of 2004 the Company was burdened by the inability to deduct the exchange rate variation on investments abroad and the taxation of the revenues from the financial instruments used to hedge these investments. The variation of the United States dollar was 0.4% in the first quarter of 2005, compared to a reduction of 7.1% in the fourth quarter of 2004.

R$ Million

	1st Q./05	4th Q./04	Variation
Income before Income Tax and Social Contribution	1,949	2,726	(777)
Income Tax and Social Contribution at the rates of 25% and 9%, respectively, (A)	(663)	(927)	264
(Inclusions) Exclusions and Others (B)	127	148	(21)
Exchange Variation on Investments Abroad	(13)	(116)	103
Interest on Own Capital	119	175	(56)
Others	21	89	(69)
Income Tax and Social Contribution (A +B)	(536)	(779)	243

One of the items that Itaú's management manages is the level of tax credits in relation to net equity. The historical performance of this ratio since December 2000 is shown below.

Tax Credits x Stockholders' Equity (%)



Extraordinary Result

The extraordinary negative result of R$142 million in the first quarter of 2005 is basically associated with the expenses of R$200 million (R$182 million net of the tax effects) arising from the full amortization of the goodwill paid in the process of associating Itaú with Lojas Americanas S.A.



Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Pro Forma Financial Statements Segmentation

We present below the new Itaú segmentation structure. The results of recent investments and new strategic initiatives undertaken by the Bank will be aggregated under the Itaucred segment. Itaucred results will comprise those transactions carried out through channels intended for non-account holder customers, including Taií (consumer direct credit and consigned credit), Vehicles and Credit Cards. It should be stressed that the increase in our interests in Credicard has significantly expanded Itaú's business opportunities, since the shareholders' agreement provides for taking advantage of cross-selling opportunities to non-account holder customers.


ITAÚ
ITAUBANCO
ITAÚ BBA
ITAUCRED
CORPORATION
VEHICLES
CREDIT CARDS – NON-ACCOUNT HOLDERS
TAIÍ
BANKING
CREDIT CARDS – ACCOUNT HOLDERS
INSURANCE, PENSION PLANS AND CAPITALIZATION
MUTUAL FUNDS AND MANAGED PORTFOLIO
INSURANCE
PENSION PLANS
CAPITALIZATION

Allocated Capital

The pro forma financial statements were adjusted to account for the effects of the capital allocation base on a proprietary model which considers the credit, market and operating risks, as well as the regulatory framework and the level of capital expenditures.

This enabled the computation of the Return on Allocated Capital, which corresponds to a performance measure consistently adjusted to the capital required to support the risk from the asset positions assumed.

The adjustments made to the balance sheet and income statement for the year are based on management information provided by the business units.

The "Corporation" column shows results associated with excess capital and subordinated debt, as well as the equity in the earnings of subsidiary and associated companies not related to the individual segments. The column also includes Minority Interest in income from subsidiary companies and Extraordinary Gains.

The tax effects of the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to each segment in proportion to Tier I capital levels, while the financial statements were adjusted to replace net equity with funding at market prices. The financial statements were then adjusted to incorporate revenues arising from allocated capital. Finally, the costs of subordinated debt and related remuneration at market prices were proportionately allocated to the segments in accordance with Tier I allocated capital.

The schedule below describes the changes made for the financial statements to reflect the impacts of the allocation of regulatory capital.

Adjustments to the Financial Statements


Return on Stockholders' Equity
Net Income
Stockholders' Equity
Adjusts in the Financial Statements to replace the net book value of Stockholders' Equity and Subordinated Debt by funding at market prices.
The financial statements were adjusted to include allocated capital (Tier I and II) based on proprietary model, as well as its revenues (CDI) and expenses (cost of subordinated debt).
Return on Allocated Tier I Capital
Net Income
Allocated Tier I Capital

Pro Forma Financial Statements

The following tables are based on the pro forma financial statements of Itaubanco, Itaú BBA and Itaucred, using internally generated information, in such a way as to more accurately reflect the activity of the business units.

On March 31, 2005

R$ Million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	**117,409**	**40,843**	**10,221**	**4,676**	**143,404**
Cash and Cash Equivalents	1,892	71	-	0	1,963
Short-term Interbank Deposits	33,144	13,519	-	168	22,002
Short-term Interbank Deposits - Intercompany	14,867	9,797	-	-	-
Other	18,277	3,722	-	168	22,002
Securities	20,300	7,124	-	4,232	29,750
Interbank and Interbranch Accounts	11,911	39	-	0	11,932
Loan Operations	20,451	17,168	10,072	-	47,692
Other Assets	29,711	2,922	149	275	30,065
Permanent Assets	**2,186**	**76**	**54**	**682**	**2,998**
TOTAL ASSETS	**119,595**	**40,919**	**10,275**	**5,358**	**146,403**

R$ Million

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	**111,972**	**37,673**	**9,169**	**1,454**	**130,524**
Deposits	45,291	19,099	-	-	44,025
Deposits - Intercompany	5,506	14,867	-	-	-
Other	39,785	4,232	-	-	44,025
Securities Repurchase Agreements	10,901	3,179	7,753	-	17,367
Securities Repurchase Agreements - Intercompany	4,291	-	-	-	-
Other	6,610	3,179	7,753	-	17,367
Funds from Acceptances and Issue of Securities	3,857	884	-	-	3,750
Interbank and Interbranch Accounts	1,790	313	-	-	2,085
Borrowings	2,624	7,603	-	-	10,229
Derivative Financial Instruments	2,303	769	-	0	2,243
Other Liabilities	33,651	5,828	1,413	1,454	39,271
Technical Provisions	11,554	-	-	-	11,554
Deferred Income	**35**	**11**	**-**	**-**	**45**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**1,205**	**1,205**
Allocated Capital Level I	**7,588**	**3,235**	**1,106**	**2,699**	**14,629**
TOTAL LIABILITIES	**119,595**	**40,919**	**10,275**	**5,358**	**146,403**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement

R$ Million

1st Quarter/05	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
NET INTEREST MARGIN	**2,044**	**370**	**445**	**202**	**3,061**
Result from Loan Losses	**(481)**	**67**	**(120)**	**(60)**	**(593)**
Provision for Loan and Lease Losses	(577)	(22)	(157)	-	(756)
Credits Recoveries and Renegotiated	96	89	38	(60)	162
NET INCOME FROM FINANCIAL OPERATIONS	**1,563**	**437**	**326**	**142**	**2,468**
OTHER OPERATING INCOME (EXPENSES)	**(397)**	**(58)**	**(136)**	**66**	**(525)**
Banking Service Fees	1,543	80	172	(1)	1,794
Partial Result of Insurance, Capitalization and Pension Plans	206	-	-	-	206
Non-Interest Expenses	(1,955)	(130)	(288)	(7)	(2,381)
Taxes Expenses for ISS, PIS and COFINS	(263)	(23)	(34)	(30)	(350)
Equity in the Earnings of Associated Companies	-	-	-	95	95
Other Operating Income	72	15	14	10	112
OPERATING INCOME	**1,166**	**379**	**190**	**209**	**1,943**
Non-Operating Income	9	0	(2)	(1)	6
INCOME BEFORE TAX	**1,175**	**379**	**188**	**207**	**1,949**
Income Tax and Social Contribution	**(344)**	**(103)**	**(56)**	**(33)**	**(536)**
Extraordinary Results	**-**	**-**	**-**	**(142)**	**(142)**
Profit Sharing	**(64)**	**(19)**	**(8)**	**(1)**	**(92)**
Minority Interests	**-**	**-**	**-**	**(38)**	**(38)**
NET INCOME	**768**	**257**	**123**	**(7)**	**1,141**
(ROE) - Return over Level I Allocated Capital	**47.0%**	**35.8%**	**52.4%**	**-1.0%**	**35.1%**
Efficiency Ratio	**54.3%**	**29.4%**	**48.2%**	**4.0%**	**49.4%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Pro Forma Financial Statements

On December 31, 2004

R$ Million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	**98,901**	**33,826**	**8,809**	**5,826**	**127,220**
Cash and Cash Equivalents	1,809	115	-	0	1,930
Short-term Interbank Deposits	28,022	8,409	-	150	19,747
Short-term Interbank Deposits - Intercompany	11,122	5,658	-	-	-
Other	16,900	2,751	-	150	19,747
Securities	18,303	7,646	-	5,182	29,176
Interbank and Interbranch Accounts	10,761	129	-	0	10,878
Loan Operations	18,830	16,832	8,691	-	44,354
Other Assets	21,295	694	118	494	21,135
Permanent Assets	**2,272**	**76**	**54**	**771**	**3,119**
TOTAL ASSETS	**101,119**	**33,902**	**8,863**	**6,597**	**130,339**

R$ Million

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	**94,214**	**30,697**	**7,888**	**2,470**	**115,127**
Deposits	41,703	15,093	-	-	42,030
Deposits - Intercompany	3,620	11,122	-	-	-
Other	38,083	3,971	-	-	42,030
Securities Repurchase Agreements	9,533	2,510	6,121	-	16,098
Securities Repurchase Agreements - Intercompany	2,038	-	-	-	-
Other	7,495	2,510	6,121	-	16,098
Funds from Acceptances and Issue of Securities	3,558	838	-	-	3,431
Interbank and Interbranch Accounts	885	205	-	-	1,078
Borrowings	2,328	8,190	-	-	10,518
Derivative Financial Instruments	908	1,150	-	1	1,173
Other Liabilities	24,276	2,712	1,767	2,469	29,775
Technical Provisions	11,023	-	-	-	11,023
Deferred Income	**36**	**11**	**-**	**-**	**47**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**1,193**	**1,193**
Allocated Capital Level I	**6,868**	**3,194**	**975**	**2,934**	**13,971**
TOTAL LIABILITIES	**101,119**	**33,902**	**8,863**	**6,597**	**130,339**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement

R$ Million

4th Quarter/04	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
NET INTEREST MARGIN	**2,635**	**464**	**337**	**188**	**3,624**
Result from Loan Losses	**(257)**	**31**	**(41)**	**-**	**(267)**
Provision for Loan and Lease Losses	(364)	27	(97)	-	(434)
Credits Recoveries and Renegotiated	107	4	56	-	167
NET INCOME FROM FINANCIAL OPERATIONS	**2,378**	**495**	**296**	**188**	**3,358**
OTHER OPERATING INCOME (EXPENSES)	**(423)**	**(89)**	**(149)**	**2**	**(659)**
Banking Service Fees	1,568	84	148	(1)	1,799
Partial Result of Insurance, Capitalization and Pension Plans	190	-	-	-	190
Non-Interest Expenses	(2,045)	(159)	(273)	(5)	(2,480)
Taxes Expenses for ISS, PIS and COFINS	(225)	(30)	(33)	(37)	(320)
Equity in the Earnings of Associated Companies	-	-	-	44	44
Other Operating Income	89	16	8	0	107
OPERATING INCOME	**1,956**	**406**	**147**	**189**	**2,699**
Non-Operating Income	27	1	(0)	0	27
INCOME BEFORE TAX	**1,982**	**407**	**147**	**189**	**2,726**
Income Tax and Social Contribution	**(581)**	**(151)**	**(39)**	**(7)**	**(779)**
Extraordinary Results	**-**	**-**	**-**	**(794)**	**(794)**
Profit Sharing	**(69)**	**(14)**	**(2)**	**(1)**	**(87)**
Minority Interests	**-**	**-**	**-**	**(36)**	**(36)**
NET INCOME	**1,332**	**242**	**105**	**(648)**	**1,030**
(ROE) - Return over Level I Allocated Capital	**103.2%**	**33.9%**	**50.7%**	**-63.2%**	**32.9%**
Efficiency Ratio	**48.0%**	**29.7%**	**59.2%**	**3.4%**	**45.9%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment
Financial Statements per Segment

Below are the balance sheets and statements of income for the Banking, Credit Card - Account Holders, Insurance, Pension Plan and Capitalization segments of Itaubanco, which have been adjusted to reflect the impacts of capital allocation to each segment (pro forma).

On March 31, 2005

ASSETS	Itaubanco			*R$ Milliion*
	Banking	Credit Cards - Non-Accounting Holders	Insurance, Pension and Capitalization	Consolidated
Current and Long-Term Assets	**104,899**	**4,409**	**13,788**	**117,409**
Cash and Cash Equivalents	1,884	29	32	1,892
Short-term Interbank Deposits	34,057	478	637	33,144
Securities	7,636	790	11,694	20,300
Interbank and Interbranch Accounts	11,911	-	-	11,911
Loan Operations	21,073	2,335	-	20,451
Other Assets	28,339	777	1,425	29,711
Permanent Assets	**1,896**	**172**	**221**	**2,186**
TOTAL ASSETS	**106,794**	**4,581**	**14,009**	**119,595**

LIABILITIES	Itaubanco			*R$ Milliion*
	Banking	Credit Cards - Non-Accounting Holders	Insurance, Pension and Capitalization	Consolidated
Current and Long-Term Liabilities	**99,898**	**4,124**	**12,718**	**111,972**
Deposits	45,228	-	-	45,291
Securities Repurchase Agreements	11,725	-	-	10,901
Funds from Acceptances and Issue of Securities	3,857	-	-	3,857
Interbank and Interbranch Accounts	1,790	-	-	1,790
Borrowings	2,624	157	-	2,624
Derivative Financial Instruments	2,295	-	0	2,303
Other Liabilities	32,377	3,967	1,164	33,651
Technical Provisions	-	-	11,554	11,554
Deferred Income	**68**	**-**	**0**	**35**
Allocated Capital Level I	**6,829**	**457**	**1,291**	**7,588**
TOTAL LIABILITIES	**106,794**	**4,581**	**14,009**	**119,595**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement

R$ Million

1st Quarter/05	Itaubanco				
	Banking	Credit Cards - Non-Accounting Holders	Insurance, Capitalization and Pension Plans	Portfolio under management and Mutual Funds	Consolidated
NET INTEREST MARGIN	**1,711**	**210**	**123**	**–**	**2,044**
Result from Loan Losses	**(443)**	**(38)**	**–**	**–**	**(481)**
Provision for Loan and Lease Losses	(525)	(51)	-	-	(577)
Credits Recoveries and Renegotiated	82	14	-	-	96
NET INCOME FROM FINANCIAL OPERATIONS	**1,268**	**172**	**123**	**–**	**1,563**
OTHER OPERATING INCOME (EXPENSES)	**(607)**	**53**	**51**	**106**	**(397)**
Banking Service Fees	728	384	36	396	1,543
Transfer to Banking	185	-	-	(185)	-
Result from Op. of Insurance, Capitalization and Pension Plans	23	-	183	-	206
Non-Interest Expenses	(1,427)	(297)	(144)	(86)	(1,955)
Taxes Expenses for ISS, PIS and COFINS	(186)	(34)	(25)	(18)	(263)
Other Operating Income	70	1	2	-	72
OPERATING INCOME	**661**	**225**	**174**	**106**	**1,166**
Non-Operating Income	2	2	5	–	9
INCOME BEFORE TAX	**662**	**228**	**179**	**106**	**1,175**
Income Tax and Social Contribution	**(182)**	**(80)**	**(46)**	**(36)**	**(344)**
Profit Sharing	**(11)**	**(43)**	**(1)**	**(9)**	**(64)**
NET INCOME	**469**	**105**	**132**	**61**	**767**
(ROE) - Return over Level I Allocated Capital	**30.5%**	**129.5%**	**47.5%**		**47.0%**
Efficiency Ratio	**56.4%**	**53.0%**	**45.4%**		**54.3%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment

On December 31, 2004

R$ Million

ASSETS	Itaubanco				Consolidated
	Banking	Credit Cards - Non-Accounting Holders	Insurance, Pension and Capitalization		
Current and Long-Term Assets	**83,589**	**4,738**	**13,265**	–	**98,901**
Cash and Cash Equivalents	1,776	29	31	–	1,809
Short-term Interbank Deposits	28,926	433	625	–	28,022
Securities	6,010	786	11,143	–	18,303
Interbank and Interbranch Accounts	10,761	-	-	–	10,761
Loan Operations	16,346	2,510	-	–	18,830
Other Assets	19,889	980	1,466	–	21,177
Permanent Assets	**1,756**	**180**	**223**	–	**2,218**
TOTAL ASSETS	**85,294**	**4,914**	**13,488**	–	**101,119**

R$ Million

LIABILITIES	Itaubanco				Consolidated
	Banking	Credit Cards - Non-Accounting Holders	Insurance, Pension and Capitalization		
Current and Long-Term Liabilities	**79,222**	**4,490**	**12,299**	–	**94,214**
Deposits	41,901	-	-	–	41,703
Securities Repurchase Agreements	9,546	9	-	–	9,533
Funds from Acceptances and Issue of Securities	3,558	-	-	–	3,558
Interbank and Interbranch Accounts	885	-	-	–	885
Borrowings	2,183	161	-	–	2,328
Derivative Financial Instruments	894	-	3	–	908
Other Liabilities	20,254	4,320	1,273	–	24,276
Technical Provisions	-	-	11,023	–	11,023
Deferred Income	**71**	**-**	**0**	–	**36**
Allocated Capital Level I	**6,001**	**424**	**1,189**	–	**6,868**
TOTAL LIABILITIES	**85,294**	**4,914**	**13,488**	–	**101,119**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement

R$ Million

4th Quarter/04	Itaubanco			Portfolio under management and Mutual Funds	Consolidated
	Banking	Credit Cards - Non-Accounting Holders	Insurance, Capitalization and Pension Plans		
NET INTEREST MARGIN	**2,313**	**207**	**115**	–	**2,635**
Result from Loan Losses	**(215)**	**(41)**	**–**	**–**	**(257)**
Provision for Loan and Lease Losses	(306)	(58)	-	-	(364)
Credits Recoveries and Renegotiated	90	17	-	-	107
NET INCOME FROM FINANCIAL OPERATIONS	**2,098**	**165**	**115**	**–**	**2,378**
OTHER OPERATING INCOME (EXPENSES)	**(449)**	**(52)**	**9**	**70**	**(423)**
Banking Service Fees	893	277	34	364	1,568
Transfer to Banking	178	-	-	(178)	-
Result from Op. of Insurance, Capitalization and Pension Plans	40	-	151	-	190
Non-Interest Expenses	(1,507)	(287)	(152)	(99)	(2,045)
Taxes Expenses for ISS, PIS and COFINS	(146)	(38)	(23)	(18)	(225)
Other Operating Income	93	(4)	-	-	89
OPERATING INCOME	**1,649**	**113**	**124**	**70**	**1,956**
Non-Operating Income	20	1	5	-	27
INCOME BEFORE TAX	**1,669**	**114**	**129**	**70**	**1,982**
Income Tax and Social Contribution	**(496)**	**(39)**	**(23)**	**(24)**	**(581)**
Profit Sharing	**(49)**	**(7)**	**(6)**	**(7)**	**(69)**
NET INCOME	**1,123**	**69**	**101**	**38**	**1,332**
(ROE) - Return over Level I Allocated Capital	98.6%	82.8%	38.5%		103.2%
Efficiency Ratio	44.7%	64.9%	55.1%		48.0%

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Itaubanco - Banking

The statement of income of the Banking segment of Itaubanco, shown below, is based on Banco Itaú's pro forma financial statements.

R$ Million

Itaubanco - Banking	1st Q./05	4th Q./04	Nonrecurring Itens	4th Q./04 Adjusted	Variation
NET INTEREST MARGIN	**1,711**	**2,313**	**612**	**1,701**	**10**
Result from Loan Losses	**(443)**	**(215)**	**-**	**(215)**	**(227)**
Provision for Loan and Lease Losses	(525)	(306)	-	(306)	(219)
Credits Recoveries and Renegotiated	82	90	-	90	(8)
NET INCOME FROM FINANCIAL OPERATIONS	**1,268**	**2,098**	**612**	**1,486**	**(218)**
OTHER OPERATING INCOME (EXPENSES)	**(607)**	**(449)**	**124**	**(573)**	**(34)**
Banking Service Fees	913	1,071	124	947	(34)
Result from Op. of Insurance, Capitalization and Pension Plans	23	40	-	40	(16)
Non-Interest Expenses	(1,427)	(1,507)	-	(1,507)	80
Taxes Expenses for ISS, PIS and COFINS	(186)	(146)	-	(146)	(40)
Other Operating Income	70	93	-	93	(23)
OPERATING INCOME	**661**	**1,649**	**736**	**913**	**(252)**
Non-Operating Income	2	20	-	20	(18)
INCOME BEFORE TAX	**662**	**1,669**	**736**	**933**	**(270)**
Income Tax and Social Contribution	**(182)**	**(496)**	**(250)**	**(246)**	**64**
Profit Sharing	**(11)**	**(49)**	**-**	**(49)**	**39**
NET INCOME	**469**	**1,123**	**486**	**637**	**(168)**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

The analysis that follows takes into consideration the information for the first quarter of 2005 compared to the adjusted results for the fourth quarter (excluding any non recurring items).

The Banking segment of Itaubanco's net income totaled R$ 469 million in the first quarter of 2005, corresponding to a 26.4% decline from the previous quarter.

In the first quarter of 2005, the financial margin of the Banking segment was R$ 1,711 million, consistent with the R$ 1,701 margin recorded in the previous quarter. The growth in the micro, small and medium businesses credit portfolio helped to expand the financial margin on credit transactions. However, treasury and gap management results showed a decline in the quarter, which was partially offset by the tax effects on hedge transactions.

Results from doubtful loans in the first quarter of 2005 amounted to R$ 443 million, increasing by R$ 227 million from the previous quarter. In the first quarter of 2005, the balance of the Banking segment provision in excess of the minimum required by the bank system authorities was increased by R$ 132 million. Furthermore, a portion of the doubtful loan provision expenses arise from changes introduced in the risk rating criteria for certain Individual customers, as well as the effects of the evolution of overdue loans.

Non interest expenses totaled R$ 1,427 million in the quarter, which is a R$ 80 million decrease as compared to the previous quarter. This decline relates to the seasonal reduction in marketing expenses, as well as to a new accounting policy adopted with respect to the appropriation of the depreciation of goods whose net value is under R$ 3,000.00.

Non operating results for the first quarter of 2005 posted a R$ 18 million change compared to the previous quarter. In the previous quarter, goods not for use (to be sold) were revalued and, as a consequence, a R$ 12 million reversal was recorded in the related provisions.

Finally, net Income Tax and Social Contribution expenses decreased, as a result of the tax effect of derivative currency hedging transactions on investments abroad.

Credit Cards

The pro-forma financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account holding customers, including Itaucard, Orbitall e Redecard.

R$ Million

	1st Q./05	4th Q./04	Variation
Net Interest Margin	**210**	**207**	**3**
Result from Loan Losses	**(38)**	**(41)**	**3**
Provision for Loan and Lease Losses	(51)	(58)	7
Credits Recoveries and Renegotiated	14	17	(4)
Net Income from Financial Operations	**172**	**165**	**7**
Other Operating Income / Expenses	**53**	**(52)**	**105**
Service Fees	384	277	107
Non-Interest Expenses	(297)	(287)	(11)
Tax Expenses for ISS, PIS and COFINS	(34)	(38)	4
Other Operating Income	1	(4)	5
Operating Income	**225**	**113**	**112**
Non-Operating Income	2	1	1
Income Before Tax	**228**	**114**	**113**
Income Tax and Social Contribution	(80)	(39)	(41)
Profit Sharing	(43)	(7)	(36)
Net Income	**105**	**69**	**36**

Net income generated by the Credit Card – Current Account Holders segment reached R$105 million in the first quarter of 2005, a 51.1% increase when compared with the previous quarter.

The financial margin showed slight growth, even with the great volume of financing, because there was a reduction in the spread, due to constant increases in the funding rate (CDI). The lower volume of financing, typical of the first quarter, had a positive impact on the allowance for loan losses, requiring less expenditure on the general setting up allowance.

Service income showed remarkable growth, due basically to the increase in the participating interest in Orbitall, which took place in the fourth quarter but produced an effect in one month only (Dec/04). This increase was coupled with greater service fee income (processing) at Orbitall. Non-recurring interest expenses were slightly higher, also due the effect of the increase in the share of ownership mentioned above.

The card base increased itself from 7,085 thousand in December 2004 to 7,518 thousand in March 2005, which shows 6.1% growth in the first quarter of 2005.

The volume of transactions in the period totaled R$3,6 billion, a fall of 9.4% when compared with the previous quarter.

Volume of Transactions



R$ Million

In March 2005, Itaucard had a level of active accounts (accounts that are billed) of 81.5%, of which 79.7% had transactions in the last month. The average turnover in the quarter was R$1,021.60 per account.

Quantity of Credit Cards and Market Share



Quantity of Credit Cards by Brand - Mar 31, 05



Insurance, Pension Plan and Capitalization

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to identify the performance of the insurance businesses.

On March 31, 2005

R$ Million

ASSETS	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED
Current and Long-Term Assets	**2,224**	**10,424**	**1,208**	**13,788**
Cash and Cash Equivalents	27	5	0	32
Securities	1,063	10,158	1,194	12,331
Other Assets	1,134	260	14	1,425
Permanent Assets	**169**	**6**	**54**	**221**
TOTAL ASSETS	**2,393**	**10,429**	**1,262**	**14,009**

LIABILITIES	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED
Current and Long-Term Liabilities	**1,993**	**9,662**	**1,138**	**12,718**
Technical Provisions - Insurance	1,128	278	-	1,406
Technical Provisions - Pension Plan	1	9,113	-	9,114
Technical Provisions - Capitalization	-	-	1,039	1,033
Other Liabilities	864	271	99	1,164
Allocated Capital Level I	**400**	**767**	**124**	**1,291**
TOTAL LIABILITIES	**2,393**	**10,429**	**1,262**	**14,009**

Statement of Income of the Segment

R$ Million

1st QUARTER / 2005	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED
Revenues from Insurance, Pension Plans and Capitalizatio	**435**	**734**	**194**	**1,362**
Revenues from Insurance	435	76	-	511
Revenues from Pension Plans	-	659	-	659
Revenues from Capitalization	-	-	194	193
Changes in Technical Reserves	**3**	**(241)**	**(144)**	**(382)**
Insurance	3	15	-	18
Pension Plans	-	(256)	-	(256)
Capitalization	-	-	(144)	(144)
Pension Plan Benefits Expenses	**-**	**(395)**	**-**	**(395)**
Earned Premiums	**438**	**91**	**-**	**529**
Result of Pension Plans and Capitalization	**-**	**7**	**50**	**55**
Retained Claims	(264)	(30)	-	(295)
Selling Expenses	(86)	(14)	(8)	(108)
Other Operating Income/(Expenses) of Insurance Operations	7	(6)	(1)	1
Service Fees	-	36	-	36
Non-Interest Expenses	(80)	(33)	(30)	(143)
Tax Expenses of ISS, PIS and COFINS	(14)	(7)	(4)	(25)
Financial Margin	42	62	26	123
Operating Income	**42**	**106**	**32**	**174**
Non-Operating Income	2	0	2	5
Income Before Income Tax and Social Contribution	**45**	**107**	**34**	**179**
Income Tax / Social Contribution	(11)	(27)	(10)	(46)
Profit Sharing	(1)	(0)	-	(1)
NET INCOME	**33**	**79**	**24**	**132**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

All the information related to VGBL was classified among the pension plan products.

Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses – CPMF and Other Taxes and Other Operating Expenses.

Insurance, Pension Plan and Capitalization

On December 31, 2004

R$ Million

ASSETS	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED
Current and Long-Term Assets	**2,269**	**9,839**	**1,232**	**13,265**
Cash and Cash Equivalents	22	9	0	31
Securities	1,099	9,533	1,217	11,768
Other Assets	1,148	297	15	1,466
Permanent Assets	**172**	**5**	**53**	**223**
TOTAL ASSETS	**2,441**	**9,844**	**1,285**	**13,488**

LIABILITIES	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED
Current and Long-Term Liabilities	**2,085**	**9,131**	**1,165**	**12,299**
Technical Provisions - Insurance	1,124	289	-	1,413
Technical Provisions - Pension Plan	-	8,565	-	8,565
Technical Provisions - Capitalization	-	-	1,050	1,045
Other Liabilities	961	277	115	1,276
Allocated Capital Level I	**356**	**713**	**121**	**1,189**
TOTAL LIABILITIES	**2,441**	**9,844**	**1,285**	**13,488**

Statement of Income of the Segment

R$ Million

4th QUARTER / 2004	INSURANCE	PENSION PLAN	CAPITALIZATION	CONSOLIDATED
Revenues from Insurance, Pension Plans and Capitalizatio	**437**	**1,027**	**235**	**1,695**
Revenues from Insurance	437	105	-	540
Revenues from Pension Plans	-	922	-	922
Revenues from Capitalization	-	-	235	234
Changes in Technical Reserves	**(36)**	**(638)**	**(180)**	**(843)**
Insurance	(36)	(15)	-	(51)
Pension Plans	-	(622)	-	(622)
Capitalization	-	-	(180)	(170)
Pension Plan Benefits Expenses	**-**	**(316)**	**-**	**(312)**
Earned Premiums	**401**	**89**	**-**	**489**
Result of Pension Plans and Capitalization	**-**	**(16)**	**55**	**51**
Retained Claims	(255)	(13)	-	(266)
Selling Expenses	(82)	(14)	(7)	(103)
Other Operating Income/(Expenses) of Insurance Operations	(11)	(1)	-	(19)
Service Fees	-	34	-	34
Non-Interest Expenses	(68)	(49)	(31)	(152)
Tax Expenses of ISS, PIS and COFINS	(13)	(6)	(4)	(23)
Financial Margin	35	57	26	115
Operating Income	**7**	**81**	**39**	**124**
Non-Operating Income	4	0	2	5
Income Before Income Tax and Social Contribution	**11**	**82**	**41**	**130**
Income Tax / Social Contribution	2	(14)	(12)	(23)
Profit Sharing	(6)	(0)	-	(6)
NET INCOME	**7**	**67**	**29**	**101**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

All the information related to VGBL was classified among the pension plan products.

Non-Interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses – CPMF and Other Taxes and Other Operating Expenses.

Insurance, Pension Plan and Capitalization

Insurance

The pro forma net income of the insurance companies grew by R$26 million in the quarter to reach R$ 33 million, chiefly as a result of the increase in earned premiums.

In the first quarter of 2005, earned premiums totaled R$ 529 million, compared to R$ 489 million in the previous quarter, with an increase in the automobile and property risks lines, and a decline in transportation line. The growth in DPVAT earned premiums in the first quarter is attributable to seasonal factors.

The automobile line achieved R$ 207 million in earned premiums in the first quarter of 2005, which is a 1.1% increase compared to the fourth quarter of 2004.

Life insurance reached R$ 155 million in earned premiums in the period, which is consistent with the previous quarter.

Earned premiums in the property risks line, which includes residential insurance, grew by 4.6%, reaching R$ 62 million. The rise continues to reflect the increased volume of residential insurance policies sold under campaigns carried out at the branch level.

Retained claims increased by R$ 29 million, from R$ 266 million to R$ 295 million in the first quarter of 2005, mainly from the increased level of claims in the life and personal accident lines.

The breakdown of earned premiums by line of insurance can be seen in the graphs below.

The automobile share in the total earned premiums in the quarter was 40.8%, while the life and personal accident line accounted for 30.4% of the total.

Composition of Earned Premiums



1st Quarter / 2005
4th Quarter / 2004
40.8%
30.4%
12.2%
4.2%
12.4%
42.6%
32.1%
12.3%
4.8%
8.3%
Automobile
Life
Property
Transportation
Other

Combined Ratio

The combined ratio referring to insurance transactions showed a reduction due to the reduced level of Administrative Expenses as a proportion of Earned Premiums.



95.0%
94.2%
93.7%
92.9%
90.9%
21.9%
23.8%
18.9%
23.4%
20.5%
18.6%
19.9%
19.4%
19.8%
19.1%
54.5%
50.5%
55.4%
49.7%
51.2%
1st Q./04
2nd Q./04
3rd Q./04
4th Q./04
1st Q./05
Insurance Claims / Earned Premiums
Selling Expenses / Earned Premiums
Administrative Expenses / Earned Premiums

Number of policies - Mass Products

In Thousand



2,268
2,349
2,345
2,435
2,443
549
586
565
569
561
906
952
953
1039
1063
813
811
828
826
818
03/31/2004
06/30/2004
09/30/2004
12/31/2004
03/31/2005
Automobile
Life
Property

The number of life and personal accident policies grew to 1,063 thousand at the end of the quarter.

The amount of both automobile and residential product policies showed a slight decline, totaling 818 thousand and 561 thousand policies, respectively, at the end of the first quarter of 2005.

Claim Ratio

The total claim ratio remained virtually stable, standing at 51% in the first quarter of 2005, as the decreased number of claims in the automobile line was offset by the increased amount of claims in the life and personal accident lines.



54%
51%
55%
50%
51%
1st Q/04
2nd Q/04
3rd Q/04
4th Q/04
1st Q/05

Private Pension Plans

During the first quarter of 2005, the private pension plan segment revenues amounted to R$ 659 million, comprising PGBL, VGBL and traditional plan contributions. This level was down from revenues of R$ 922 million recorded in the previous quarter, due to seasonal effects on pension plans to take advantage of tax deductibility, which leads to increased contributions during the last months of the year and, as a result, higher technical reserves.

Note: The insurance charts do not include Itauseg Saúde and Gralha Azul Saúde, and include the life insurance line of Itaú Vida e Previdência S.A.

Insurance, Pension Plan and Capitalization

The pro forma net income of pension plan companies totaled R$ 79 million, which is a 17.7% increase from the previous quarter. This change reflects the consistent growth in technical provisions, as well as lower administrative expenses in the quarter as a result of the seasonal effect mentioned above.

In order to provide its customers and investors with the highest safety level within the limits set up by the law and regulatory bodies, in the first quarter of the year, Itaú's pension plan companies recorded additional actuarial reserves of R$ 7 million, comprising provisions for insufficient contributions, financial fluctuations and risk fluctuations. At the end of the fourth quarter of 2004, technical provisions amounted to R$ 37 million.

Pension Plan Technical Provisions



R$ Million

The table below shows the technical provisions by product and by guaranteed yield for participants.

Technical Reserves by product/guarantee in 03/31/2005

R$ Million

PRODUCT	GUARANTEED YIELD			OTHER	TOTAL	%
	EXCLUSIVE FUNDS	IGP-M	TR			
VGBL	4,840	-	-		4,840	53.1%
PGBL	2,606	-	-		2,606	28.6%
TRADITIONAL	-	1,557	82	-	1,638	18.0%
DEFINED BENEFIT	-	-	26		26	0.3%
ACCESSORIES	-	-	-	3	3	0.0%
TOTAL	7,446	1,557	107	3	9,113	100.0%

At the end of the first quarter of 2005, technical reserves totaled R$ 9.1 billion, up 6.4% from the previous quarter.

As of March 31, 2005, VGBL products accounted for 53.1% of the total pension plan technical provisions, while PGBL technical reserves represented 28.6% of this total.

Offering the customer greater transparency than the former pension plan products with a defined contribution or a defined benefit, VGBL and PGBL had their resources invested in exclusive funds during the accumulation phase, and do not constitute a risk for the company, which merely passes on the yield achieved in the fund.

The traditional plans, which have ceased to be marketed by Itaú, offered the customer the guarantee of a minimum yield, tied to an index (IGP-M or TR). At the end of the first quarter of 2005, their share in the technical provisions was 18.3%.

Law 11,053/04, recently enacted with a view to fostering long-term savings, provides for the creation of pension plans, as from 2005, that are subject to taxation at rates that decrease with time, starting off with a rate of 35% for withdrawals carried out in a period of accumulation of up to 2 years, falling to a rate of 10% for withdrawals where the period of accumulation is over 10 years.

Effective January 2005, products under the new tax system are available at Itaú branches.

Capitalization

Revenues from capitalization bonds amounted to R$ 194 million in the first quarter of 2005, which is below the R$ 235 million revenue achieved in the previous quarter. The decrease is mainly attributable to the sales of the Super PIC Natal 2004 product, with a one time contribution of R$ 1,000.00.

During January and February 2005, the PIC Verão campaign was held. This product is a capitalization bond with monthly payments of R$60.00. More than 160 thousand bonds were marketed in the campaign, helping the portfolio reach 3.7 million active bonds, compared to R$ 1,033 million in technical provisions.

In the last 12 months, cash prizes amounting to R$ 32 million were distributed to 865 customers whose bonds were selected.

The following table shows the performance of the portfolio of capitalization bonds with monthly (PIC) and single (Super PIC) payments.

Number of capitalization bonds



In Thousand

Investment Funds and Managed Portfolio

The pro forma financial statements below were based on Itaú internal management information, and are intended to show the performance of the Investment Fund Management area.

R$ Million

	1st Q./05	4th Q./04	Variation
Banking Service Fees	**396**	**364**	**31**
Mutual Fund Management Fees (*)	349	323	26
Brokerage Services	36	31	5
Custody Services and Managed Portfolios	11	11	0
Transfer for Banking	**(185)**	**(178)**	**(7)**
Non Interest Expenses	**(86)**	**(99)**	**13**
Taxes Expenses (ISS, PIS and COFINS)	**(18)**	**(18)**	**(0)**
INCOME BEFORE TAX	**107**	**70**	**37**
Income Tax and Social Contribution	(36)	(24)	(12)
Profit Sharing	(9)	(7)	(2)
NET INCOME	**61**	**38**	**23**

(*) Not including income from Pension Plans Funds Management.

Obs:The Non Interested Expenses are made up of personnel expenses, other administrative expenses, other operating expenses , and the part of tax expenses associated with CPMF and others.

Income from Investment Funds and Managed Portfolios reached R$61 million in the first quarter of 2005, a R$23 million increase compared to the previous quarter.

The main factors responsible for this 59% increase in the Income from Investment Funds and Managed Portfolios were the R$26 million growth in mutual fund management fees, due to the 5.5% increase in the volume of funds under management, along with the change in interest rates, and the R$13 million reduction in non interest expenses, as a result of lower expenses with marketing investment in funds during the quarter.

The volume of funds under Itaús management reached R$105,197 million at the end of March 2005, compared to R$99,753 million in December 2004, which represents a market share of 14.5% and 14.2% in March 2005 and December 2004, respectively.

Assets Under Management



ranked second among all brokers, with an 8% market share.

On the BM&F, Itaú Corretora traded R$4.9 billion during the quarter, taking it up from 7th place in 2004 to 4th place in 2005.

Using its Home Broker (www.itautrade.com.br) in the first quarter of 2005, Itaú Corretora traded a volume of R$1.0 billion on behalf of its customers, with a market share of 10.7% and ranking third amongst home brokers in Brazil. At the end of the first quarter, Itautrade had over 41 thousand customers and produced an average of 1.8 thousand transactions per day.

Itaú Corretora

In the first quarter of 2005, the volume traded by Itaú Corretora, which is managed independently from the investment fund activities, amounted to R$16.6 billion, representing an 84% increase over the previous quarter, against the 34% growth of the market. Itaú Corretora

Investment Funds – By Business Area

Mar.05



Dec.04



Sep.04





Itaú BBA

We set out below the pro forma income statement of Itaú BBA.

R$ Million

Banco Itaú BBA	1st Q./05	4th Q./04	Variation
NET INTEREST MARGIN	**370**	**464**	**(95)**
Result from Loan Losses	**67**	**31**	**36**
Provision for Loan and Lease Losses	(22)	27	(49)
Credits Recoveries and Renegotiated	89	4	85
NET INCOME FROM FINANCIAL OPERATIONS	**437**	**495**	**(59)**
OTHER OPERATING INCOME (EXPENSES)	**(58)**	**(89)**	**31**
Banking Service Fees	80	84	(4)
Non-Interest Expenses	(130)	(159)	28
Taxes Expenses for ISS, PIS and COFINS	(23)	(30)	7
Other Operating Income	15	16	(1)
OPERATING INCOME	**379**	**406**	**(28)**
Non-Operating Income	0	1	(0)
INCOME BEFORE TAX	**379**	**407**	**(28)**
Income Tax and Social Contribution	**(103)**	**(151)**	**49**
Profit Sharing	**(19)**	**(14)**	**(5)**
NET INCOME	**257**	**242**	**16**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

The first quarter of 2005 showed a financial margin of R$370 million, which reflects a decrease of 20.4% in relation to the margin of R$464 million seen in the previous quarter. This fact is basically due to (i) the management of the foreign exchange risk on the investments abroad, the result of which is partly offset by the tax effect of the hedge transactions, and (ii) to the decrease in the gains arising from structured credit operations and transactions with derivatives.

The results from doubtful debts showed an income of R$67 million in the quarter, basically resulting from the renegotiation of loans previously written off as a loss, in the amount of R$80 million.

In this context, the gross income from financial intermediation, in the amount of R$437 million, showed a decrease of 11.8% in relation to the previous quarter. Service fee income totaled R$80 million in the quarter, which is consistent with the previous quarter, and originated mainly from (i) cash management services, and (ii) commissions received for Itaú BBA's participation in the fixed and variable income capital market.

The R$130 million of expenses not derived from interest showed a decrease of 17.9%, when compared with the previous quarter. This change is mainly the result of setting up provisions for contingent liabilities that took place in the fourth quarter of 2004, which were not experienced in the first quarter of 2005.

Expenses relating to income tax and social contribution, in the amount of R$103 million in the first quarter of 2005, showed a reduction of 32.0%, when compared with the previous quarter. This decrease was basically the result of the tax effects of the foreign currency derivative transactions that are used to hedge the Company's investments abroad.

As a consequence of the items described above, Itaú BBA's pro forma net income amounted to R$257 million in the first quarter of 2005, which is a 6.6% increase in relation to the previous quarter. This increase contributed towards an annualized return on allocated capital (tier 1) of 35.8% in the quarter.

Itaucred

The following tables are based on the pro forma financial statements of Itaucred, using internally generated information, intended to reflect the activity of the business units more accurately.

R$ Million

1st Quarter/05	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
NET INTEREST MARGIN	**230**	**200**	**15**	**445**
Result from Loan Losses	**(61)**	**(55)**	**(4)**	**(120)**
Provision for Loan and Lease Losses	(88)	(66)	(4)	(157)
Credits Recoveries and Renegotiated	27	10	1	38
NET INCOME FROM FINANCIAL OPERATIONS	**169**	**145**	**11**	**326**
OTHER OPERATING INCOME (EXPENSES)	**(54)**	**(59)**	**(23)**	**(136)**
Banking Service Fees	70	100	1	172
Partial Result of Insurance, Capitalization and Pension Plans	-	-	-	-
Non-Interest Expenses	(108)	(157)	(23)	(288)
Taxes Expenses for ISS, PIS and COFINS	(19)	(14)	(1)	(34)
Equity in Income (Losses) of Unconsolidated Investments	-	-	-	-
Other Operating Income	3	11	(0)	14
OPERATING INCOME	**115**	**86**	**(12)**	**190**
Non-Operating Income	-	(2)	(0)	(2)
INCOME BEFORE TAX	**115**	**84**	**(12)**	**188**
Income Tax and Social Contribution	**(34)**	**(26)**	**4**	**(56)**
Extraordinary Results	**-**	**-**	**-**	**-**
Profit Sharing	**(7)**	**(1)**	**(1)**	**(8)**
Minority Interests	**-**	**-**	**-**	**-**
NET INCOME	**74**	**56**	**(8)**	**123**
(ROE) - Return over Level I Allocated Capital	**48.6%**	**94.7%**	**-34.8%**	**52.4%**
Efficiency Ratio	**38.0%**	**52.7%**	**152.7%**	**48.2%**

R$ Million

4th Quarter/04	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
NET INTEREST MARGIN	**158**	**173**	**7**	**337**
Result from Loan Losses	**(18)**	**(32)**	**9**	**(41)**
Provision for Loan and Lease Losses	(61)	(44)	9	(97)
Credits Recoveries and Renegotiated	43	12	0	56
NET INCOME FROM FINANCIAL OPERATIONS	**140**	**141**	**16**	**296**
OTHER OPERATING INCOME (EXPENSES)	**(40)**	**(96)**	**(13)**	**(149)**
Banking Service Fees	67	81	1	148
Partial Result of Insurance, Capitalization and Pension Plans	-	-	-	-
Non-Interest Expenses	(94)	(166)	(13)	(273)
Taxes Expenses for ISS, PIS and COFINS	(13)	(20)	(0)	(33)
Equity in Income (Losses) of Unconsolidated Investments	-	-	-	-
Other Operating Income	0	8	-	8
OPERATING INCOME	**100**	**44**	**3**	**147**
Non-Operating Income	0	(0)	-	(0)
INCOME BEFORE TAX	**100**	**44**	**3**	**147**
Income Tax and Social Contribution	**(25)**	**(14)**	**(1)**	**(39)**
Extraordinary Results	**-**	**-**	**-**	**-**
Profit Sharing	**(1)**	**(1)**	**(0)**	**(2)**
Minority Interests	**-**	**-**	**-**	**-**
NET INCOME	**74**	**29**	**2**	**105**
(ROE) - Return over Level I Allocated Capital	**59.2%**	**38.7%**	**27.6%**	**50.7%**
Efficiency Ratio	**44.4%**	**68.4%**	**182.4%**	**59.2%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Itaucred

Vehicles

The Vehicle segment of Itaucred posted a net income of R$ 74 million in the first quarter of 2005, which is in line with the previous quarter results.

The R$ 72 million increase in the financial margin in the quarter was due to the growth by R$ 1,109 million in the loan portfolio balance.

The provision for doubtful loan expenses reached R$ 88 million in the first quarter of 2005, corresponding to a R$ 27 million increase from the previous quarter. This increase is attributable to the portfolio growth, as well as to changes introduced in the customers' risk ratings.

It should be pointed out that Itaú has achieved a significant positioning in the vehicle financing segment, with a market share of 17%.

Credit Cards - Non-Account Holders

The Credit Card - Non-Account Holders segment posted net income of R$ 56 million in the first quarter of 2005, growing by 92.5% compared to the previous quarter.

The financial margin increased due to the higher volume of financing, which also impacted the provision for doubtful loans and, as a consequence, higher provisions. Additionally, the provision balance in excess of the minimum required was increased by R$ 17 million.

Service revenues expanded because of the increased shareholding in Credicard in the fourth quarter of 2004, as mentioned above. Non interest expenses declined basically because of banner-related commissions, reward program and legal fees, in spite of the effect of the increased shareholding.

The proportional card base went from 3,596 thousand in December 2004 to 3,548 thousand in March 2005, which equivocates to a 1.3% reduction in the first quarter of 2005.

Quantity of Credit Cards



With its interest in Credicard, Itaú is the leader in the credit card market in Brazil, with a 20.7% market share.

Market Share (%)



The proportional volume of transactions in the period amounted to R$ 2.3 billion, dropping by 3.5% from the previous quarter.

Volume of Transactions   *R$ Millinn*



Taií

Taií, Itaú's brand intended to offer credit products to low-income consumers, is part of the bank's strategy to develop new revenue sources which, in the future, will help the institution's sustainability.

Taií currently owns 52 stores and a loan portfolio of R$ 880 million, including consigned credits. It is expected that the number of stores will increase to 150 by the end of 2005.



Banco Itaú Holding Financeira S.A.

Balance by Currency

Analysis of the Consolidated Balance Sheet

Balance by Currency (*)

The Balance Sheet by Currencies shows the balances linked to the local and foreign currencies. At March 31, 2005, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a total liability of US$ 1,349 million. It should be pointed out that the Company's Gap Management Policy considers the tax effects of the net foreign exchange position. Since the result of exchange rate variation on Investments Abroad is not taxed, the instrument is considered a hedge (a liability in currency derivatives) recorded at a greater value than the protected asset. The results of the foreign currency exposure, net of tax effects, is very low and, therefore, is consistent with the strategy for low exposure to risk adopted by Banco Itaú Holding Financeira S.A.

R$ Million

Assets		Mar 31, 05				Dec 31, 04
	Consolidated	Business in Brazil			Business Abroad	Business in Brazil
		Total	Local Currency	Foreign Currency		Foreign Currency
Cash and Cash Equivalents	1,963	1,711	1,618	93	260	193
Short-term Interbank Deposits	22,002	14,855	14,705	150	8,518	81
Securities	29,750	21,944	21,193	751	10,685	909
Loan and Leasing Operations	47,692	42,480	38,555	3,925	7,060	3,676
Other Assets	41,997	40,100	31,826	8,275	2,534	6,360
Foreign Exchange Portfolio	13,417	13,418	5,287	8,131	0	6,264
Others	28,580	26,683	26,539	144	2,534	97
Permanent Assets	2,998	9,219	2,319	6,900	684	6,909
Investments in	842	7,169	270	6,900	577	6,909
Fixed Assets	1,926	1,858	1,858	0	68	0
Deferred Expenses	230	191	191	0	39	0
TOTAL ASSETS	146,403	130,309	110,215	20,094	29,740	18,128
DERIVATIVES - CALL POSITIONS						
Futures				4,348		2,924
Options				2,769		3,168
Swaps				4,493		4,254
Others				751		215
TOTAL ASSETS AFTER ADJUSTMENTS (a)				32,455		28,689

Liabilities		Mar 31, 05				Dec 31, 04
	Consolidated	Business in Brazil			Business Abroad	Business in Brazil
		Total	Local Currency	Foreign Currency		Foreign Currency
Deposits	44,025	36,903	36,891	12	7,186	113
Demand Deposits	10,488	9,521	9,509	12	975	113
Savings Accounts	19,024	18,765	18,765	0	258	0
Interbank Deposits	1,055	458	458	0	646	0
Time Deposits	13,277	7,978	7,978	0	5,307	0
	181	181	181	0	0	0
Deposits Received under Securities Repo Agreements	17,367	15,470	15,470	0	1,897	0
Funds from Acceptances and Issue of Securities	3,750	3,418	441	2,977	3,171	2,667
Borrowings and On-lending Borrowings	10,229	8,160	4,134	4,027	4,861	3,438
Derivative Financial Instruments	2,243	2,088	2,088	0	155	0
Other Liabilities	41,356	36,992	28,543	8,449	5,416	6,442
Foreign Exchange Portfolio	13,567	13,572	6,861	6,711	0	4,749
Others	27,789	23,420	21,682	1,738	5,416	1,692
Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	11,554	11,554	11,554	0	0	0
Deferred Income	45	33	33	0	12	0
Minority Interest in Subsidiaries	1,205	1,061	1,061	0	143	0
Stockholder's Equity	14,629	14,629	14,629	0	6,900	0
Capital and Reserves	13,487	13,487	13,487	0	6,661	0
Net Income	1,141	1,141	1,141	0	239	0
TOTAL LIABILITIES	146,403	130,309	114,844	15,465	29,740	12,660
DERIVATIVES - PUT POSITIONS						
Futures				9,270		6,856
Options				3,339		4,148
Swaps				6,754		6,065
Others				449		506
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				35,278		30,234
FOREIGN EXCHANGE POSITION (c = a - b)				(2,823)		(1,545)
FOREIGN EXCHANGE POSITION OF MINORITY STOCKHOLDERS' (d)				(774)		(770)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) R$				(3,597)		(2,315)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) US$				(1,349)		(872)

(*) It does not exclude transactions between local and foreign business.



Banco Itaú Holding Financeira S.A.

Risk Management

Risk Management

Market Risk

> Market risk management at Itaú uses three concepts:
> **value at risk** (VaR), **stress scenarios**, and **stop loss**.

Banco Itaú Holding Financeira

Banco Itaú views risk management as a key tool to optimize the utilization of capital and the selection of the best business opportunities, in order to ensure the best risk/return ratio for its shareholders.

This quarter we incorporated the IGPM risk factor, which affects the assets and liabilities of the supplementary pension fund entities, in accordance with the rules of SUSEP (Circ. 272).

The global VaR of Banco Itaú Holding Financeira shows a significant diversification of the risks of the business units, which enables the conglomerate to carry a very small total exposure to market risk when compared to its capital.

Banco Itaú Holding VaR *   *R$ Million*

	Mar 31, 05	Dec 31, 04
Fixed Rate Risk Factor	14.7	18.3
Benchmark Rate (TR) Risk Factor	13.5	15.6
IGPM Risk Factor	34.2	31.5
Exchange Indexation Risk Factor	10.9	8.6
Exchange Variaton Risk Factor	51.6	34.0
Sovereign Risk Factor	15.0	15.5
Equities Risk Factor	18.1	17.5
Libor Risk Factor	0.2	0.2
Banco Itaú Europa	0.9	0.6
Banco Itaú Buen Ayre	0.2	0.2
Diversification Impact	(84.6)	(88.5)
Global VaR	**74.5**	**53.7**

Banco Itaú

The Global VaR of the structural gap showed an increase, due mainly to the increase in the volatility of exchange rate variation, which was partially offset by the reduction in the risk of the fixed rate portfolio.

We can, however, see that the levels of the Global VaR continue to be immaterial, in respect to the institution's assets.

Structural Gap Itaú VaR *   *R$ Million*

	Mar 31, 05	Dec 31, 04
Fixed Rate Risk Factor	7.5	17.7
Benchmark Rate (TR) Risk Factor	13.5	15.6
IGPM Risk Factor	34.8	30.9
Exchange Indexation Risk Factor	7.8	7.4
Exchange Variaton Risk Factor	57.2	32.3
Equities Risk Factor	17.5	12.3
Diversification Impact	(63.5)	(69.7)
Global VaR	**74.9**	**46.7**

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.

This quarter, the use of the VaR Stress limit by Itaú's Own Portfolio Trading Desk was 19.1% (R$27.5 million) on average. On March 31, 2005, this percentage was 29.8% (R$43 million). In this period, the main transactions were in the Fixed Rate, Exchange Indexation, Exchange Variation and Sovereign Debt markets.

The asset portfolio of the branches in Grand Cayman, New York and Itaú Bank showed an increase in the global Overseas risk, due to the increase in the volatility of the secondary market for securities traded abroad, coupled with the swings in the Brazil country risk.

Overseas VaR *   *US$ Million*

	Mar 31, 05	Dec 31, 04
Sovereign Risk Factor	7.8	5.3
Libor Risk Factor	0.1	0.1
Diversification Impact	(0.1)	(0.6)
Global VaR	**7.8**	**4.8**
Maximum Global VaR in the quarter	**7.8**	**6.3**
Medium Global VaR in the quarter	**4.2**	**5.7**
Minimum Global VaR in the quarter	**2.8**	**4.8**

Banco Itaú BBA

The first quarter of 2005 was marked by the diversity in the behavior of the main financial variables. In this environment, Itaú BBA's Treasury exploited the diversification effect of its portfolios, ensuring that the profile of market risk shown in previous periods was maintained.

This similarity demonstrates the consistency in the values for Average and Minimum VaR in the period to those of the immediately preceding period, as shown in the table. The uncertainties of the market in the period are reflected in the discrete nominal increase of the Maximum VaR in the quarter. Itaú BBA's VaR remained at negligible levels when compared to the institution's assets.

Banco Itaú BBA VaR *   *R$ Million*

	Mar 31, 05	Dec 31, 04
Fixed Rate Risk Factor	10.8	2.6
Exchange Indexation Risk Factor	0.7	1.7
Exchange Variaton Risk Factor	19.5	16.0
Equities Risk Factor	0.8	3.2
Sovereign Risk Factor	4.2	4.5
Diversification Impact	(9.7)	(8.8)
Global VaR	**26.3**	**19.1**
Maximum Global VaR in the quarter	**33.9**	**29.5**
Medium Global VaR in the quarter	**21.2**	**21.8**
Minimum Global VaR in the quarter	**14.8**	**14.8**

Risk Management

Securities Portfolio

Evolution of Securities Portfolio

R$ Million

	Mar 31, 05	%	Dec 31, 04	%	Mar 31, 04	%	Variation (%) mar05-dec04	Variation (%) mar05-mar04
Public Securities - Domestic	7,218	24.3%	7,486	25.7%	12,939	44.9%	-3.6%	-44.2%
Public Securities - Foreign	852	2.9%	1,065	3.7%	902	3.1%	-20.0%	-5.6%
Total Public Securities	8,070	27.1%	8,551	29.3%	13,841	48.1%	-5.6%	-41.7%
Private Securities	11,660	39.2%	12,145	41.6%	9,526	33.1%	-4.0%	22.4%
PGBL/VGBL Funds Quotas	7,436	25.0%	6,918	23.7%	4,716	16.4%	7.5%	57.7%
Derivative Financial Instruments	2,984	10.0%	1,962	6.7%	1,263	4.4%	52.1%	136.2%
Additional Provision	(400)	-1.3%	(400)	-1.4%	(545)	-1.9%	0.0%	-26.6%
Total Securities	**29,750**	**100.0%**	**29,176**	**100.0%**	**28,801**	**100.0%**	**2.0%**	**3.3%**

The balance of Itaú's securities portfolio showed an increase of 2.0% in relation to the previous quarter, reaching R$29,750 million at March 31, 2005. In this quarter, there was an increase in the relative share of derivative financial instruments in the portfolio from 6.7% in the fourth quarter of 2004 to 10.0% in the first quarter of 2005. The share of public securities in the portfolio reached 27.2%, which represents a reduction from the 29.3% share experienced in the previous quarter.

Itaú continues to make an important contribution towards the country's current cycle of growth, through the acquisition of Brazilian companies' securities. Accordingly, at March 31, 2005, private securities represented 39.1% of the total balance of the portfolio. There was an increase in the balance of quotas of PGBL/VGBL funds, which reached R$7,436 million; this is equivalent to growth of 7.5% in relation to the last quarter of 2004. It should be remembered that the security portfolios of the PGBL/VGBL plans belong to the customers, with a balancing entry included in liabilities under the heading "Technical Pension Plan Provisions".

Private Securities Portfolio and Credit Portfolio

At March 31, 2005, the total balance of funds allocated for the financing of various economic agents reached R$68,646 million, which is an increase of R$3,225 million, when compared with the balance of the fourth quarter of 2004.

Funds intended for the economic agents

R$ Million

			March, 05			
Risk Level	AA	A	B	C	D - H	Total
Euro Bond's and Similars	3,734	552	194	51	41	4,573
Certificates of Deposits	3,344	154	1	10	1	3,510
Debentures	273	538	254	51	3	1,119
Shares	122	333	128	5	0	589
Promissory Notes	194	353	277	133	-	957
Other	196	255	438	24	0	913
SubTotal	**7,863**	**2,186**	**1,291**	**275**	**46**	**11,660**
Credit Operations[(*)]	9,121	26,575	13,693	2,256	5,367	57,012
Total	**16,984**	**28,760**	**14,984**	**2,530**	**5,413**	**68,673**
% do Total	**24.7%**	**41.9%**	**21.8%**	**3.7%**	**7.9%**	**100.0%**

(*) Endorsements and Sureties included.

Risk Management

Credit Risk

Credit Operations

The strong demand for credit and specific actions aimed at making available credit in given segments has made it possible for Itaú to remarkably expand its loan and finance portfolio. At March 31, 2005, the credit portfolio added up to R$57,012 million, including avals and letters of guarantee, which is equivalent to a 7.0% growth compared to the balance of the previous quarter. A significant portion of the increase was in consumer credit. This quarter, the Bank maintained its credit policy, which values the quality of the portfolio and the quest for the best risk/return ratio in its transactions.

At the end of March, the volume of credit linked to foreign currency corresponded to 20.5% of the total portfolio. The share of customers with a credit risk between levels "AA" and "B", which are considered better quality, remained stable in relation to December

2004 and accounted for 86.6% of the total portfolio. Risk was well spread out among the various lines of business, in such a way that no single line of business concentrated more than 5.2% of the total risk. In the quarter, the most significant growth occurred in the Services Other segment, which experienced a positive variation of R$312 million. Other segments also experienced growth, including, Light and Heavy Vehicles, with an increase of R$252 million, TV Communication, with a rise of R$238 million, and Retail Trade, which grew R$232 million.

The 100 largest debtors accounted for 28.0% of the total portfolio, which is a positive change in relation to the 28.9% share held in December 2004. The change is associated essentially with the change in the portfolio's mix.

Credit Operations



R$ Million (**)

Legend: ● Credit Operations and Guarantees (2)   ● Credit Operations (1)

(*) At March 31, 2005.
(**) In constant currency from December 31, 1995 to that date: in nominal amounts thereafter.
(1) Credit transactions: Loans, Leasing, Other Credits and Advances on Foreign Exchange Contracts. (2) Guarantees include collateral, surety and other guarantees.

Risk Management

Credit Portfolio Development Consolidated by Client Type and Currency

R$ Million

				Variation			
Local Currency	**Mar/2005**	**Dec/2004**	**Mar/2004**	**Mar/05 - Dec/04**		**Mar/05 - Mar/04**	
	Balance	**Balance**	**Balance**	**Balance**	**%**	**Balance**	**%**
Individuals	**20,622**	**18,156**	**12,695**	**2,466**	**13.6%**	**7,927**	**62.4%**
Credit Card	5,009	5,116	2,959	(107)	-2.1%	2,050	69.3%
Personal Loans	8,343	6,845	5,071	1,499	21.9%	3,272	64.5%
Vehicles	7,270	6,196	4,665	1,074	17.3%	2,605	55.8%
Businesses	**20,365**	**19,033**	**16,239**	**1,332**	**7.0%**	**4,126**	**25.4%**
Corporate	12,630	11,614	11,385	1,016	8.7%	1,245	10.9%
Itaú BBA	12,303	11,407	10,270	896	7.9%	2,033	19.8%
Itaú (*)	326	207	1,115	120	58.0%	(789)	-70.7%
Small and Medium-Sized Companies	7,735	7,419	4,854	316	4.3%	2,881	59.4%
SubTotal	**40,986**	**37,188**	**28,933**	**3,798**	**10.2%**	**12,053**	**41.7%**
Mandatory Loans	**4,346**	**4,532**	**3,723**	**(186)**	**-4.1%**	**623**	**16.7%**
Rural Loans	2,474	2,640	1,735	(165)	-6.3%	739	42.6%
Mortgage Loans	1,872	1,893	1,988	(21)	-1.1%	(116)	-5.8%
Total	**45,332**	**41,721**	**32,656**	**3,612**	**8.7%**	**12,676**	**38.8%**

Foreign Currency							
Individuals	**148**	**116**	**75**	**32**	**27.6%**	**73**	**98.0%**
Credit Card	25	34	-	(10)	-28.0%	25	-
Personal Loans	123	82	75	42	50.8%	49	65.1%
Vehicles				-	-	-	-
Businesses	**11,527**	**11,435**	**12,016**	**92**	**0.8%**	**(490)**	**-4.1%**
Corporate	10,224	10,282	11,220	(58)	-0.6%	(996)	-8.9%
Itaú BBA	8,358	8,677	9,792	(319)	-3.7%	(1,434)	-14.6%
Itaú (*)	1,866	1,605	1,428	261	16.3%	438	30.7%
Small and Medium-Sized Companies	1,302	1,152	796	150	13.0%	506	63.6%
SubTotal	**11,675**	**11,551**	**12,091**	**124**	**1.1%**	**(417)**	**-3.4%**
Mandatory Loans	**5**	**4**	**9**	**1**	**29.9%**	**(4)**	**-44.2%**
Rural Loans				-	-	-	-
Mortgage Loans	5	4	9	1	29.9%	(4)	-44.2%
Total	**11,680**	**11,555**	**12,100**	**125**	**1.1%**	**(421)**	**-3.5%**

Total							
Individuals	**20,770**	**18,272**	**12,769**	**2,498**	**13.7%**	**8,000**	**62.7%**
Credit Card	5,033	5,150	2,959	(117)	-2.3%	2,075	70.1%
Personal Loans	8,467	6,926	5,146	1,540	22.2%	3,321	64.5%
Vehicles	7,270	6,196	4,665	1,074	17.3%	2,605	55.8%
Businesses	**31,891**	**30,467**	**28,255**	**1,424**	**4.7%**	**3,636**	**12.9%**
Corporate	22,854	21,896	22,605	958	4.4%	249	1.1%
Itaú BBA	20,661	20,084	20,062	577	2.9%	599	3.0%
Itaú (*)	2,193	1,812	2,544	381	21.0%	(351)	-13.8%
Small and Medium-Sized Companies	9,037	8,571	5,650	466	5.4%	3,387	60.0%
SubTotal	**52,661**	**48,739**	**41,024**	**3,922**	**8.0%**	**11,637**	**28.4%**
Mandatory Loans	**4,351**	**4,536**	**3,732**	**(185)**	**-4.1%**	**619**	**16.6%**
Rural Loans	2,474	2,640	1,735	(165)	-6.3%	739	42.6%
Mortgage Loans	1,877	1,897	1,997	(20)	-1.0%	(120)	-6.0%
Total	**57,012**	**53,275**	**44,756**	**3,737**	**7.0%**	**12,256**	**27.4%**

(*) Includes large companies operations accounted on Banco Itaú.
Note: Endorsements and sureties included.

Risk Management

Loans Portfolio by risk factor

Mar 31, 05	Overdue Installments	Falling due installments					Total
		1 to 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 years or more	
Fixed Rate	4.3%	42.3%	12.8%	14.6%	15.8%	10.1%	100.0%
Floating Rate	1.0%	18.9%	10.2%	13.8%	18.2%	38.0%	100.0%
Prices Index	0.9%	6.8%	11.7%	3.9%	4.6%	72.1%	100.0%
Other	3.2%	56.0%	8.5%	6.9%	8.7%	16.6%	100.0%
Total	**3.5%**	**41.2%**	**11.4%**	**12.6%**	**14.4%**	**17.0%**	**100.0%**

Risk Rate of the Credit Portfolio

R$ Million

	Risk	Mar 31, 05				Dec 31, 04				Mar 31, 04			
		Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.
Individuals	AA - C	18,256	153	0.8%	7.2%	16,488	139	0.8%	6.8%	11,504	106	0.9%	5.0%
	D - H	4,393	1,466	33.4%	68.5%	3,693	1,345	36.4%	65.5%	3,493	1,264	36.2%	60.1%
Subtotal Ind.		**22,649**	**1,619**	**7.1%**	**75.7%**	**20,181**	**1,484**	**7.4%**	**72.3%**	**14,997**	**1,370**	**9.1%**	**65.1%**
Businesses	AA - C	27,397	165	0.6%	7.7%	26,264	163	0.6%	7.9%	22,771	144	0.6%	6.9%
	D - H	933	354	37.9%	16.6%	963	407	42.3%	19.8%	1,103	589	53.4%	28.0%
Subtotal Bus.		**28,331**	**519**	**1.8%**	**24.3%**	**27,226**	**569**	**2.1%**	**27.7%**	**23,874**	**734**	**3.1%**	**34.9%**
Total	**AA - C**	**45,653**	**318**	**0.7%**	**14.9%**	**42,752**	**302**	**0.7%**	**14.7%**	**34,275**	**251**	**0.7%**	**11.9%**
	D - H	**5,326**	**1,820**	**34.2%**	**85.1%**	**4,655**	**1,752**	**37.6%**	**85.3%**	**4,596**	**1,853**	**40.3%**	**88.1%**
Total		**50,980**	**2,138**	**4.2%**	**100.0%**	**47,407**	**2,054**	**4.3%**	**100.0%**	**38,871**	**2,103**	**5.4%**	**100.0%**
Additional Provision			1,150	2.3%			1,000	2.1%			1,000	2.6%	
GENERAL TOTAL		**50,980**	**3,288**	**6.5%**		**47,407**	**3,054**	**6.4%**		**38,871**	**3,103**	**8.0%**	

Deposits

At March 31, 2005, the total balance of deposits reached R$44,025 million, growing 4.8% in the quarter. Once again, the increase in term deposit funding should be highlighted, which was R$2,248 million. Itaú's broad deposit base has been guaranteeing the funding for the consistent growth of its operations.

Deposits Balance

R$ Million

	Mar 31, 05	%	Dec 31, 04	%	Mar 31, 04	%	Variation (%)	
							mar05-dec04	mar05-mar04
Demand deposits	10,669	24.2%	11,156	26.5%	8,798	25.4%	-4.4%	21.3%
Savings deposits	19,024	43.2%	19,197	45.7%	17,530	50.7%	-0.9%	8.5%
Interbank deposits	1,055	2.4%	647	1.5%	451	1.3%	63.1%	134.3%
Time deposits	13,277	30.2%	11,029	26.2%	7,828	22.6%	20.4%	69.6%
Total Deposits	**44,025**	**100.0%**	**42,030**	**100.0%**	**34,606**	**100.0%**	**4.7%**	**27.2%**

Liquidity Risk

In the first quarter of 2005, suitable liquidity levels were maintained in Brazil and abroad thanks to the solid and diversified bases for funding, both in the interbank market and with customers, and to the resizing of the securities portfolio that took place in the period.

Operating Risk

Itaú's operational risks are analyzed from two perspectives: management and control. The management of operational risks is concerned with acting on the causes of the risk by means of mapping processes, identifying threats, drawing up action plans, defining policies and procedures, rationalizing and improving processes and drawing up and monitoring indicators for self-assessment.

The control of operational risks takes place by identifying operational risk events, standardizing information, quantitative modeling, statistical analysis and measuring the losses, as well as by setting up provisions for expected losses and allocating capital for unexpected losses.



Banco Itaú Holding Financeira S.A.

Activities Abroad

Activities Abroad

Activities Abroad

Banco Itaú Holding Financeira S.A. occupies a prominent place amongst the economic groups with private capital and a presence abroad, through its units in New York, Grand Cayman Island, Nassau, South America, Europe and Japan. In Japan, the Company increased its presence with the conversion of its representative office in Tokyo into a branch, with the opening of a trading room and, more recently, during the first quarter of 2005, Banco Itaú BBA S.A. obtained from the Chinese authorities permission to start operations at its representative office in Shanghai.

Taking advantage of this strategic international presence, Banco Itaú Holding Financeira S.A. has been working to achieve an important synergy bewteen its units abroad and in Brazil by financing foreign trade and issuing Eurobonds that are supported by the integration of its treasury, capital market and private banking business (Banco Itaú Europa Luxemburgo).

The consolidated investments abroad of Banco Itaú Holding Financeira S.A. at March 31, 2005 totaled R$6,900 million (US$2,588 million), including non-financial business.

During the first quarter of 2005, Banco Itaú S.A. entered into agreements with Banco BPI of Portugal, "la Caixa" of Spain and Unicrédito of Italy for the transfer of funds, with hopes to gain a significant and growing share in the international market for the transfers of funds by individuals; these partnerships arein addition to the partnership with Moneygram and to the opening of the Tokyo branch, both of which occurred in 2004.

Highlights - Units Abroad

R$ Million

UNIT ABROAD	Mar 31, 05	Dec 31, 04	Comments on the variation in the quarterly results
Grand Cayman and New York Banches			
Assets	8,624	7,648	During the fourth quarter of 2004, there was more income
Stockholder's Equity	2,094	2,081	from realizing the appreciation of the securities portfolio
Income accumulated in the Financial Year	19	144	
Income in the Quarter	19	135	
Quarterly annualized ROA	0.9%	7.3%	
Quarterly annualized ROE	3.8%	28.7%	
Itau Bank, Ltd.			
Assets	3,041	2,798	During the fourth quarter of 2004, there was more income
Stockholder's Equity	1,445	1,437	from realizing the appreciation of the securities portfolio
Income accumulated in the Financial Year	7	127	
Income in the Quarter	7	43	
Quarterly annualized ROA	0.9%	6.3%	
Quarterly annualized ROE	1.9%	12.5%	
Banco Itaú Buen Ayre S.A.			
Assets	1,527	1,462	Lower results with credit operations
Stockholder's Equity	261	253	
Income accumulated in the Financial Year	2	6	
Income in the Quarter	2	5	
Quarterly annualized ROA	0.6%	1.5%	
Quarterly annualized ROE	3.6%	8.9%	
Banco Itaú Europa S.A. Consolidated			
Assets	8,829	8,906	Higher results with a reversal of the provision for country risk
Stockholder's Equity	1,325	1,436	booked in Banco Itaú Europa Luxemburgo and higher results
Income accumulated in the Financial Year	70	66	with Equity in the Earnings of Associated Companies from
Income in the Quarter	70	11	the investment in BPI
Quarterly annualized ROA	3.2%	0.5%	
Quarterly annualized ROE	23.0%	3.0%	
Banco BBA and Subsidiaries(1)			
Assets	10,973	9,039	Higher results from Treasury operations
Stockholder's Equity	1,800	1,764	
Income accumulated in the Financial Year	69	117	
Income in the Quarter	69	13	
Quarterly annualized ROA	2.6%	0.6%	
Quarterly annualized ROE	16.3%	3.1%	

(1) BBA-Creditanstalt Bank Ltd., Banco Itaú-BBA S.A. - Nassau Branch, BBA Representaciones S.A., Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Nevada Woods S.A., Karen International Ltd., Mundostar S.A., AKBAR - Marketing e Serviços Ltda., BBA Overseas Ltd and BBA Icatu Securities, INC.

Activities Abroad

Trade Lines Raising

Banco Itaú-BBA, through funding with trade lines, along with their banking relationships, have been able to maintain a great power with regards to penetration and diversification as it relates to the origin of the funds, which guarantees a substantial increase in supply, an increase in terms, and a record level reduction in the funding cost.

Trade Line Distribution

Group / Country	Participation
Europe	48%
United States	33%
Latin America	10%
Canada	3%
Japan / Australia	7%
Other	0%

Performance of Over-Libor spread on trade lines (%p.a.)

At:	Due To:	
	180 days	360 days
Sep 30, 04	0.350%	0.475%
Dec 31, 04	0.250%	0.350%
Mar 31, 05	0.200%	0.300%

Main Issues Outstanding (1)

We highlight below the main financial issues outstanding in the first quarter of 2005.

US$ Million

Instrument	Coordinator	Balance at Dec 31, 04	Issues in the Quarter	Amortizations in the Quarter	Balance at Mar 31, 05	Issue Date	Maturity Date	Coupon %
Fixed Rate Notes [2]	Merrill Lynch	291			279	08/13/2001	08/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch e Itaubank	100			100	08/13/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch e Itaubank	80			80	11/09/2001	08/15/2011	10.000%
Fixed Rate Notes	Dresdner Kleinwort	100			100	04/05/2002	04/05/2005	6.750%
Fixed Rate Notes	Merrill Lynch	105			105	11/25/2003	09/20/2010	5.010%
Fixed Rate Notes	ABN Amro Bank e Itaubank		125		125	01/31/2005	01/31/2008	4.375%
Floating Rate Notes [3]	HypoVereinsbank e Hamburgische Landesbank GZ	150		(150)		03/14/2002	03/14/2005	Euribor[7] + 0,55%
Floating Rate Notes	Bank of America	210		(40)	170	03/20/2002	03/20/2007	Libor[6] + 0,70%
Floating Rate Notes	Bank of America	150		(50)	100	07/19/2002	03/20/2006	Libor[6] + 0,65%
Floating Rate Notes	Nomura	150		(5)	145	07/23/2003	09/20/2008	Libor[6] + 0,63%
Floating Rate Notes [4]	Banca IMI e Royal Bank of Scotland	205			195	07/24/2003	07/24/2006	Euribor[7] + 0,55%
Floating Rate Notes	Itaubank	393			393	12/31/2002	03/30/2015	Libor[6] + 1,25%
Floating Rate Notes [5]	Itaú Europa, HypoVereinsbank e ING Luxembourg	273			260	06/25/2004	07/12/2007	Euribor[7] + 0,45%
Floating Rate Notes	Merrill Lynch	105			105	07/07/2004	03/20/2011	Libor[6] + 0,65%
Medium Term Notes	Itaubank, Itaú Europa e Standart Bank London	100			100	07/28/2003	07/28/2005	4.75%
Other Notes [8]		191	149	(6)	334			
Total		**2,602**	**274**	**(251)**	**2,591**			

(1) Amounts refer to principal amounts.
(2) Amount in US$ equivalent to JPY 30 billion
(3), (4) and (5) Amounts in US$ equivalent to E$ 125 million, E$ 150 million and E$ 200 million, respectively
(6) 180-day Libor
(7) 90-day Euribor
(8) Structured and Credit Linked Notes



Banco Itaú Holding Financeira S.A.

Ownership Structure

Ownership Structure

Ownership Structure

Itaú manages its corporate structure in a way that makes the best use of its capital amongst the various operating segments of the company. This strategy reduces possible inefficiencies associated with the organization of the participating interests in the companies. For this quarter, Itaú shows the abridged organization chart of the Itaú structure with alterations that reflect the conglomerate's new areas of activity.

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Mar 31, 05	Dec 31, 04	Mar 31, 04
Stockholder's	49,118	48,706	54,635
Outstanding Preferred Shares (in thousand)	53,077	52,647	53,397,597
Outstanding Common Shares (in thousand)	60,599	60,624	60,689,313
Outstanding Shares (in thousand)	113,677	113,271	114,086,910
Preferred Shares in Treasury (in thousand)	1,820	2,251	1,500,191
Common Shares in Treasury (in thousand)	88	63	662,522
Shares in Treasury (in thousand)	1,909	2,314	2,162,713

NB: On 10/20/04, a reverse split of shares was carried out.

On March 31, 2004, the preferred stock in treasury was 75.1% of the total options not yet exercised by management. Note 16 of the Financial Statements gives details of the average cost of acquiring the shares in treasury, as well as the movement in the options granted to the conglomerate's executives under the "Plan for Granting Stock Options".



Note: The percentage above refers to the total of direct and indirect participation.



Banco Itaú Holding Financeira S.A.

Performance in the Stock Market

Performance in the Stock Market

In the 1st quarter of 2005, Itaú Holding's preferred stock (ITAU4) was quoted at R$435.00 per share, with an appreciation of 60.9% in relation to the 1st quarter of the previous year. Its common stock (ITAU3) appreciated 68.9% over the 1st quarter of 2004, with a quotation of R$422 per share. Itaú Holding's (ITU) ADRs, which are trade on the NYSE, closed in the 1st quarter of 2005 with an appreciation of 73.5%; they were quoted at US$81.15 per ADR.

Market capitalization reached R$51.8 billion, which maintained Itaú Holding as the largest bank in Latin America, in terms of market value.

Performance in the Stock Market (*)	R$
On March 31, 05	**Lot of Preferred Shares**
Maximum in 30 days	492.00
Minimum in 30 days	421.54
Variation (%)	16.7%
Maximum in 52 weeks	492.00
Minimum in 52 weeks	223.00
Variation (%)	120.6%
Price	435.00

(*) Calculated on the basis of closing quotations.

Payment/Provisioning of Interest on Own Capital(*)

R$ Million



	1st Q/03	2nd Q/03	3rd Q/03	4th Q/03	1st Q/04	2nd Q/04	3rd Q/04	4th Q/04	1st Q/05
	302	176	202	427	239	264	355	514	346

(*) Gross of taxes.

► Variation: 1st Q./04 – 1st Q./05 ◄
45%

Market Value on the Stock Exchange
R$ Million

1Q/05	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
51,838	44,092	30,453	18,116	19,582	21,297	17,834	6,786	6,275	4,978	3,160

For over 20 years, Itaú has maintained the same dividend policy, with monthly dividend payments to its stockholders and complementary annual payments. Furthermore, in the last 14 years, the Bank has not had a capital increase in cash and has distributed over R$ 7 billion in dividends to its stockholders.

Important Events

IIn March 2005, Itaú was awarded, for the 2nd time, the 2004 Listed Company Seal by ANIMEC (National Association of Capital Market Investors). This award, which is based on a direct election by ANIMEC's associates, endorses our transparency and respect for the minority stockholders. ANIMEC is a not for profit association, the main purpose of which is to represent the interests, and defending the rights, of the investors not from the controlling block (minority).

In the same month, one of the most important international rating agencies, Moody's, upgraded Banco Itaú's financial strength rating from C- to C, based on a stable outlook. According to the agency, this upgrade reflects Itaú's consistently strong financial performance, a management that gives priority to lending operations to segments that show higher margins of return, consistent improvements in operating efficiency and Itaú's solid and well-defended strategic position, including a strong market share, diversified product mix and less volatile assets. Of the 23 banks that operate in Brazil, assessed by Moody's in this rating, Itaú is the best ranked, and is the only one to be given a C rating.

Subsequent Events

On April 27, 2005, the Ordinary and Extraordinary General Meetings of Itaú Holding's Stockholders took place. As the main topics, we point out the approval of the Annual Report, the election of the members of the Board of Directors and Fiscal Council and deliberation on the application of the net income of the financial year, as well as the institution of the Remuneration Committee.

In April, we experienced an additional rating upgrade. This time the rating upgrade came from the Fitch Ratings agency, which raised the individual ratings of Itaú Holding, Banco Itaú and Banco Itaú BBA. This is the highest rating among the 46 banks assessed by Fitch Ratings in Brazil. Among the reasons for the upgrades in the classifications, Fitch Ratings highlights Itaú's long and consistent history of solid financial performance, with a diversified and solid profitability, at levels far higher than those achieved by the local and regional competitors. It also points out as the Bank's competitive differentials the quality of its capital, its significant presence abroad, the change in the asset mix, giving priority to credit, and the conservative policy as to credit rating and provisioning.

Performance Culture

The higher market capitalization, the significant increase in the liquidity of its stock, and the launch of differentiated products / services for the capital market, among other initiatives, reflect the enhancement of Itaú Holding's Performance Culture, which aims at creating value for our stockholders and focuses on sustained profitability. As a result of this strategic long term vision of the Performance Culture, in the last six years, the return on stockholders' equity has remained above 26%.

ROE Annualized (%) - Evolution from 1994 to !st Quarter of 2005 (*)



1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	1st Q./05
12.5	11.1	15.4	17.2	18.9	31.6	27.7	31.5	26.3	26.5	27.0	35.1

(*) Annualized Return on Stockholders' Equity.

PRICEWATERHOUSE COOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders of
Banco Itaú Holding Financeira S.A.

1. In connection with our limited review of the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) as of March 31, 2005 and 2004, on which we issued a report without exceptions dated April 25, 2005, we performed a review of the supplementary information included in Management's Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated).

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management's Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management's Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the Quarterly Information.

3. On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the Quarterly Information taken as a whole.

São Paulo, April 25, 2005



PricewaterhouseCoopers	Ricardo Baldin	Emerson Laerte da Silva
Auditores Independentes	Contador	Contador
CRC 2SP000160/O-5	CRC 1SP110374/O-0	CRC 1SP171089/O-3



March 2005

 **Banco Itaú Holding Financeira S.A.**

Complete Financial Statements



BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2005

During the first quarter of 2005, Banco Itaú Holding Financeira S.A. (Itaú) maintained its differentiated performance, reinforcing the sustainability of its business.

See below the highlights of Itaú in the quarter. The complete financial statements and the management discussion and analysis report, which bring more details on the results for the quarter, are available in the Itaú Holding website (http://www.itauri.com.br).

1.   Consolidated net income for the first quarter was R$ 1,141 million, and annualized return was 35.1% on consolidated stockholders' equity. This result was obtained after the amortization of goodwill arising from the association with Lojas Americanas, in the amount of R$ 200 million.

2.   Consolidated stockholders' equity of R$ 14,629 million, a 4.7% increase, and reference equity for operating limits calculation purposes, reached R$ 20,258 million.

3.   The loan portfolio, including guarantees and sureties, grew 7.0% as compared to December 2004, reaching R$ 57,012 million. Noteworthy is the 13.7% growth in credit to individuals.

4.   Total consolidated funds grew 7.3% in the quarter, totaling R$ 226,665 million. Note the 20.4% growth in time deposits.

5.   This quarter, Itaú Holding preferred shares appreciated by 17.1% and common shares appreciated by 22.6%, while the Bovespa index increased 8.4%.

6.   Moody´s and Fitch Ratings, major international rating agencies, raised Itaú's Financial Strength by Moody's and Individual and Support by Fitch ratings. This increase reflects the strong financial performance of the Bank, associated to improvements in operating efficiency and consistent profitability. These ratings render Itaú as the best bank in this type of ratings in Brazil.

7.   In February, Itaú Holding and Citigroup entered into a New Agreement to manage the customer base and the 7.6 million credit cards issued with the Credicard brand. In the course of 2005, two different bases and the related cards will be created, one associated to the Itaú brand and the other to the Citigroup brand. Each partner will be able to offer financial products and services to its corresponding customer base.

8.   Itaú Holding and Lojas Americanas S.A. (LASA) announced an association that will operate exclusively to design and sell financial products and services to LASA customers. Itaú Holding will be in charge of the operating management of the new institution, the start-up of which is scheduled for the 2nd half.

9.   This quarter, Itaú was considered Best Brazilian Bank by the Global Finance Magazine, for the second consecutive year and received the Animec Public Company Seal – 2004 awarded by the National Association of

Capital Market Investors. It should also be highlighted the TOP 5 award that selects the best Investors Relations Websites in Latin America and the RAO 1 award of Best On-Line Annual Report in Latin America, both granted by MZ Consult.

10.   Fundação Itaú Social maintained its focus on elementary education, in particular the "Programa Melhoria da Educação do Município" (Improvement of Municipal Education Program) and the "Programa Educação e Participação" (Participation and Education Program), In 2005, the highlights will be the 6th edition of the Itaú-Unicef Award and the launching of the Itaú Support to Entrepreneurs Award.

This quarter, investments of the activities of Instituto Itaú Cultural totaled R$ 5 million. The institute's headquarters in São Paulo received over 49,000 visitors. Among the Institute's activities we highlight the start of receipt of applications for the Visual Arts and Cultural and Art Education of Itaú Cultural's "Rumos" (Directions) program and the launching of the multidisciplinary event "Corpo" (Body) with the exhibition "O Corpo na Arte Contemporânea Brasileira" (The Body in Brazilian Contemporary Art).

São Paulo, May 2, 2005.

Olavo Egydio Setubal
Chairman

MANAGEMENT REPORT – First Quarter of 2005

To our Stockholders:

We present our Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for the first quarter of 2005, in accordance with the regulations established by the Brazilian Corporate Law, the Central Bank of Brazil (BACEN) and the Brazilian Securities Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

The Economy

Despite a more stringent monetary policy, economic growth was maintained in the first quarter, even if at a slower pace. The largest boost is still foreign trade, where the trade balance accumulated a surplus of US$ 36 billion in the last twelve-month period. On the other hand, domestic demand, leveraged by credit in particular to consumers, showed a strong growth. Even though average Brazil's base rate (SELIC) in the first quarter of 2005 (18.4% p.a.) is higher than the average rate in the first quarter of 2004 (16.3% p.a.), credit growth shows no signs of slowing down.

In the first quarter of 2005, the banking sector's credit portfolio growth trend was strengthened. Credit to individuals posted a real actual growth of 23.8% in March as compared to the same period last year and 8.3% over December 2004. The types of credit with the best performance were personal credit, with a 38.6% growth in March as compared to the same period last year and consumer financing, which grew 18.6% in the same comparison. Within personal credit, the highlight was payroll advance loans with an 90.7% growth in the first bimester as compared to the same period of 2004.

The growth in credit to businesses was more modest in the first quarter of 2005, with a real growth of 14.4% in March as compared to the same period last year and 2.8% over December 2004. As in credit to individuals, the type of credit with the largest growth was product financing, which grew 64.1% as compared to the first quarter of 2004.

Bank fund raising also had a positive performance. Demand deposits grew in real terms by 12.4% over the first quarter months of 2004. Fund raising grew 6.5%. The increase in funds raised, net of inflation, shows an increase of domestic savings, which promotes the funding of economic expansion.

Results

Itaú Holding has maintained a differentiated performance, obtaining important results that reinforce the sustainability of its business.

Main economic and financial indicators

	1st Q/05	1st Q/04	Growth %
Income – R$ million			
Gross income from financial operations	2,468	2,171	13.7
Income from services, insurance, pension funds & capitalization	3,149	2,778	13.4
Administrative & tax expenses (except ISS, PIS and COFINS) (1)	2,381	2,183	9.1
Operating income	1,943	1,408	38.0
Consolidated recurring net income	1,284	871	47.3
Consolidated net income	1,141	876	30.3
Results per share - R$ (per thousand shares in 1st Q/04)			
Consolidated net income	10.04	7.68	30.7
Book Value	128.69	109.38	17.7
Interest on own capital	3.04	2.09	45.4
Price of share PN (2)	456.01	273.71	66.6
Market capitalization – R$ million (3)	51,838	31,227	66.0
Balance sheet – R$ million			
Total assets	146,403	126,979	15.3
Total loans (includes endorsements and sureties)	57,012	44,756	27.4
Free, raised and managed own resources	226,665	197,477	14.8
Subordinated debt	4,770	4,855	(1.7)
Consolidated stockholders' equity	14,629	12,478	17.2
Reference Equity (4)	20,258	17,649	14.8
Financial indices (%) p.a.			
Recurring return on equity	40.0	31.0	
Return on equity	35.1	31.2	
Return on assets	3.2	2.8	
Efficiency ratio (5)	49.4	58.0	
Solvency ratio (Basel ratio) (6)	18.3	19.8	
Fixed assets ratio (6)	25.0	23.7	

(1) Includes personnel expenses, other administrative expenses and tax expenses from CPMF and other taxes and other operating expenses.
(2) Based on the average quotation of march.
(3) Calculated based on the average quotation of the preferred shares in March.
(4) Capital basis, calculated according to BACEN Resolution No. 2837/01, dated May 30, 2001, based on the economic and financial consolidated.
(5) Calculated based on international criteria.
(6) Position at March 31.

Itaú Holding's consolidated net income for the period was R$ 1,141 million, with an annualized return of 35.1% on consolidated stockholders' equity of R$ 14,629 million, in line with the quarters in the previous year. This result was obtained after the amortization of goodwill arising from the association with Lojas Americanas, in the amount of R$ 200 million. Itaú Holding paid and provided for taxes and contributions for the period in the amount of R$ 1,476 million.

The loan portfolio, including guarantees and sureties, grew 27.4% as compared to the same period in 2004, reaching R$ 57,012 million. The credit to the individuals portfolio grew 62.7% as compared to the first quarter of 2004.

Total consolidated funds reached R$ 226,665 million, a 7.3% increase as compared to December 2004. Note the 20.4% growth in time deposits.

This quarter, Itaú Holding preferred shares appreciated by 17.1% and common shares appreciated by 22.6%, while the Bovespa index increased 8.4%. The closing market value for the quarter was R$ 51,838 million (US$ 19,443 million), which allowed Itaú Holding to continue to be most valuable financial institution in Latin America.

Significant Events

- Moody´s and Fitch Ratings, major international rating agencies, raised Itaú's Financial Strength by Moody's and Individual and Support by Fitch ratings. This increase reflects the strong financial performance of the Banco, associated to improvements in operating efficiency and consistent profitability. These ratings render Itaú as the best bank in this type of ratings in Brazil.

- In February, Itaú Holding and Citigroup entered into a New Agreement to manage the customer base and the 7.6 million credit cards issued with the Credicard brand. In the course of 2005, two different bases and the related cards will be created, one associated to the Itaú brand and the other to the Citigroup brand. Each partner will be able to offer financial products and services to its corresponding customer base.

- Itaú Holding and Lojas Americanas S.A. (LASA) announced an association that will operate exclusively to design and sell financial products and services to LASA customers. Itaú Holding will be in charge of the operating management of the new institution, the start-up of which is scheduled for the 2nd half.

- In January, Banco Itaú entered into a partnership with Banco BPI from Portugal, La Caixa from Spain, and Unicredito from Italy for the remittance of funds into Brazil. This partnership allows Brazilian citizens and other residents in these countries to send funds to any Itaú branch in Brazil.

Awards

The quarter, Itaú received the following awards:

- Best Brazilian Bank (2nd time in a row)– Global Finance Magazine
- Animec Public Company Seal-2004 – Animec (National Association of Capital Market Investors)
- Top 5 of Latin America for its Investors Relations Website (7th time in a row) – MZ Consult
- Best On-Line Annual Report in Latin America – RAO 1 (4th time in a row) – MZ Consult

People

Itaú Holding employed 44,992 people at the end of the first quarter of 2005, with an increase of 7.0% compared to the first quarter of 2004, which is a consequence of the new operations implemented. Staff fixed compensation plus charges and benefits totaled R$ 754 million. Welfare benefits granted to employees and their dependants totaled R$ 138 million. The Bank also invested R$ 8 million in education, training, and development programs. In order to foster diversity as a human value and encourage the hiring of disabled people and afro-descendants, the Bank decided to make the hiring profile more flexible as regards education requirements and credit restrictions. Banco Itaú also signed an agreement with the Zumbi dos Palmares University to offer internships to afro-descendants business administration students.

Banco Itaú BBA

At the end of April, Fernão Bracher left the presidency of Banco Itaú BBA, and remained in the Board of Directors. Cândido Bracher, who was already superintendent vice president, became the new president of the Bank. It should be highlighted the impressive work of Fernão Bracher as the main executive of Itaú BBA and his great contribution of the financial market and the country.

In March, Itaú BBA announced the restructuring of the Investment Banking Area by hiring new executives in the market to reinforce its team and reinforce its commitment to establish a prime investment bank, consolidating itself as a quality partner of its customer base.

Social Responsability

Ecuador Principles

Itaú Holding now adopts the same criteria of the Ecuador Principles to finance projects below US$ 50 million. By adopting these Principles, the Bank ensures that financed projects are developed in a socially responsible manner, reflecting environmental management best practices.

Fundação Itaú Social

The highlights for the quarter are the "Programa Melhoria da Educação do Município" (Improvement of Municipal Education Program) with the implementation of two new groups in São Paulo Inland and in the semi-desert region (Juazeiro center), and the "Programa Educação e Participação" (Participation and Education Program), with the continuity of the "Programa Gestores de Aprendizagem" (Learning Managers Program) in Belo Horizonte, São Paulo, Curitiba, and State of São Paulo Inland.

The 480 youngsters that participated in the "Programa Jovens Urbanos" (Urban Youth Program), created in 2004, started a community work project systematization stage. The design of such projects is followed up by the employee involved in the "Programa Itaú Voluntário" (Itaú Voluntaries Program).

Fundação Itaú Social also kept investing in strengthening the management competence of Third Sector entities by developing a Social Projects Economic Evaluation methodology. This year two Social Projects Economic Evaluation courses will be offered to Government Authorities and NGOs.

In 2005, the two big highlights will be the 6th edition of the Itaú-Unicef Award, which will gather thousands of NGOs that develop work supplementing school education, and the launching of the Itaú Support to Entrepreneurs Award, focused on incentives and rewarding of OSCIPS that work with micro-credit.

Instituto Itaú Cultural

This quarter, investments of the activities of Instituto Itaú Cultural totaled R$ 5 million. The institute's headquarters in São Paulo received over 49,000 visitors.

The "Rumos" (Directions) program, main program of Itaú Cultural, has reached over 1.5 million people over eight years, promoting the work of 750 artists in different regions of Brazil. In 2004, the program received 1,646 applications in the categories Music, Cultural Journalism e Literature-Audiobooks and 80 projects were chosen.

In the first quarter of 2005, the Institute started to receive applications for Visual Arts and Cultural and Art Education. By May, seminars with professionals will be held in all Brazilian States. Artists who received awards in Music will perform in a number of shows. The awardees in Rumos Cultural Journalism started their involvement in the Virtual Laboratory, with distant-learning activities.

In March, the Institute opened to the public the multidisciplinary event "Corpo" (Body) with the exhibition "O Corpo na Arte Contemporânea Brasileira" (The Body in Brazilian Contemporary Art), organized by Fernando Cocchiarale. The event includes seminars, thematic publications of the "Jogo de Idéias" (Idea Game) program, dance shows, children's plays, and visual art performances.

Independent Auditors - CVM Instruction no. 381

During the quarter, PricewaterhouseCoopers Auditores Independentes provided audit related services to enable the Bank to comply with the rules set forth by the Sarbanes Oxley Act, Section 404, in the amount of R$ 1,764 thousand representing 14.8% of total fees paid. PricewaterhouseCoopers Auditores Independentes and related parties did not provide other non-audit related services in excess of 5% of total external audit fees.

Circular 3,068 – Bacen

Under Circular 3,068 of the Central Bank of Brazil, of November 8, 2001, which sets forth Securities' recording and accounting measurement criteria, Itaú Holding hereby declares to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 3,556 million, corresponding only to 11.8% of total securities held.

Acknowledgements

We thank once again our shareholders and clients for their indispensable support and trust. We thank our employees for their work dedicated to building an increasingly stronger Bank.

(Approved at the Meeting of the Board of Directors on May 2, 2005).

The complete financial statements and the management discussion and analysis report, which bring more details on the results for the quarter, are available in Itaú Holding website (http://www.itauri.com.br).

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS

Chairman
OLAVO EGYDIO SETUBAL

Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

Members
ALCIDES LOPES TÁPIAS
CARLOS DA CÂMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ VILARASAU SALAT
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD
Director and Senior Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-President
HENRI PENCHAS
SERGIO SILVA DE FREITAS

Executive Vice-President
ALFREDO EGYDIO SETUBAL

Legal Consultant
LUCIANO DA SILVA AMARO

Executive Directors
RODOLFO HENRIQUE FISCHER
SÍLVIO APARECIDO DE CARVALHO

INTERNATIONAL ADVISORY COMMITTEE
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CÂMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ CARLOS MORAES ABREU
JULIO LAGE GONZALEZ
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

Accountant
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

ADVISORY COUNCIL
FERNANDO DE ALMEIDA NOBRE NETO
JOAQUIM FRANCISCO MONTEIRO DE CARVALHO
LÍCIO MEIRELLES FERREIRA
LUIZ EDUARDO CAMPELLO

OPTIONS COMMITTEE ITAÚ HOLDING
Chairman
OLAVO EGYDIO SETUBAL
Members
CARLOS DA CÂMARA PESTANA
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE
Chairman
CARLOS DA CÂMARA PESTANA
Effective members
ALCIDES LOPES TÁPIAS
TEREZA CRISTINA GROSSI TOGNI

TRADING COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
HENRI PENCHAS
MARIA ELIZABETE VILAÇA LOPES
ROBERTO TEIXEIRA DA COSTA

DISCLOSURE COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTÔNIO JACINTO MATIAS
HENRI PENCHAS
MARIA ELIZABETE VILAÇA LOPES
ROBERTO TEIXEIRA DA COSTA
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL

Chairman
GUSTAVO JORGE LABOISSIERE LOYOLA

Members
ALBERTO SOZIN FURUGUEM
IRAN SIQUEIRA LIMA

BANCO ITAÚ S.A.

President and Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-Presidents
HENRI PENCHAS
SERGIO SILVA DE FREITAS

Executive Vice-Presidents
ALFREDO EGYDIO SETUBAL
ANTÔNIO JACINTO MATIAS
RENATO ROBERTO CUOCO
RODOLFO HENRIQUE FISCHER

Legal Consultant
LUCIANO DA SILVA AMARO

Executive Directors
FERNANDO TADEU PEREZ
HÉLIO DE MENDONÇA LIMA
JOÃO JACÓ HAZARABEDIAN
JOSÉ FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI
OSVALDO DO NASCIMENTO
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU
SÉRGIO RIBEIRO DA COSTA WERLANG
SÍLVIO APARECIDO DE CARVALHO

BANCO ITAÚ BBA S.A.

Chief Executive Officer
FERNÃO CARLOS BOTELHO BRACHER

Director Vice-President - Superintendent
CANDIDO BOTELHO BRACHER

Directors Vice-Presidents - Executive
ANTÔNIO CARLOS BARBOSA DE OLIVEIRA
EDUARDO MAZZILLI DE VASSIMON

Directors Vice-Presidents - Commercial
ALBERTO FERNANDES
SÉRGIO AILTON SAURIN

ITAÚ SEGUROS S.A.

Chief Executive Officer
LUIZ DE CAMPOS SALLES

Executive Vice-Presidents
OLAVO EGYDIO SETUBAL JÚNIOR
MARCELO BLAY

Executive Directors
CARLOS EDUARDO DE MORI LUPORINI
CLÁUDIO CÉSAR SANCHES
JOSÉ CARLOS MORAES ABREU FILHO

BANCO ITAUCRED FINANCIAMENTOS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Directors Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBRÓGIO CRESPI BONOMI

Directors
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
FERNANDO JOSÉ COSTA TELES
JACKSON RICARDO GOMES
LUÍS FERNANDO STAUB
LUÍS OTÁVIO MATIAS
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MÁRIO MENDES AMADEU
MÁRIO WERNECK BRITTO
RODOLFO HENRIQUE FISCHER

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of Reais)

ASSETS	03/31/2005	03/31/2004
CURRENT ASSETS AND LONG-TERM RECEIVABLES	**143,404,308**	**123,746,381**
CASH AND CASH EQUIVALENTS	**1,962,962**	**1,960,614**
SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)	**22,002,228**	**25,096,681**
Money market	12,529,762	15,740,402
Money market - Assets Guaranteeing Technical Provision - SUSEP (Note 10b)	255,668	653,162
Interbank deposits	9,216,798	8,703,117
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**29,750,255**	**28,801,459**
Own portfolio	11,963,554	14,211,382
Subject to repurchase commitments	1,200,493	1,062,112
Pledged in guarantee	2,469,236	3,176,865
Deposited with the Central Bank	202,602	1,525,653
Derivative financial instruments	2,983,530	1,263,324
Guarantor Resources of Technical Provision - Funds quotas of PGBL/VGBL (Note 10b)	7,436,286	4,716,047
Guarantor Resources of Technical Provision - Other securities (Note 10b)	3,494,554	2,846,076
INTERBANK ACCOUNTS	**11,907,634**	**9,345,247**
Pending settlement	1,040,095	991,161
Central Bank deposits	10,574,623	8,075,746
National Housing System (SFH)	277,058	256,567
Correspondents	6,577	21,773
Interbank onlendings	9,281	-
INTERBRANCH ACCOUNTS	**24,160**	**17,251**
LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)	**47,691,767**	**35,767,463**
Operations with Credit Assignment Characteristics (Note 4d)	50,979,754	38,870,862
Allowance for loan losses (Note 4e)	(3,287,987)	(3,103,399)
OTHER RECEIVABLES	**28,886,706**	**21,573,390**
Foreign exchange portfolio (Note 8)	13,417,021	10,787,655
Income receivable	523,637	528,705
Insurance premium receivable (Note 10b)	632,224	499,619
Negotiation and Intermediation of securities (Note 22h)	4,968,200	623,722
Sundry (Note 12a)	9,345,624	9,133,689
OTHER ASSETS (Note 4f)	**1,178,596**	**1,184,276**
Other assets	369,270	412,999
(Valuation allowance)	(102,516)	(132,051)
Prepaid expenses	911,842	903,328
PERMANENT ASSETS	**2,998,471**	**3,232,961**
INVESTMENTS (Notes 4g and 15a)	**842,186**	**962,237**
Investments in subsidiaries and affiliates	686,761	827,046
Domestic	114,336	123,084
Abroad	572,425	703,962
Other investments	254,902	255,436
(Allowance for losses)	(99,477)	(120,245)
FIXED ASSETS (Note 4h)	**1,926,416**	**2,028,821**
Property for own use	2,147,812	2,147,913
Other fixed assets	3,170,793	2,675,046
(Accumulated depreciation)	(3,392,189)	(2,794,138)
DEFERRED CHARGES (Note 4i)	**229,869**	**241,903**
Organization and expansion expenses	488,439	523,834
(Accumulated amortization)	(258,570)	(281,931)
TOTAL ASSETS	**146,402,779**	**126,979,342**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of reais)

LIABILITIES	03/31/2005	03/31/2004
CURRENT AND LONG-TERM LIABILITIES	**130,523,981**	**113,280,342**
DEPOSITS (Notes 4a and 9b)	**44,024,682**	**34,605,925**
Demand deposits	10,487,531	8,797,544
Savings deposits	19,023,655	17,530,047
Interbank deposits	1,055,399	450,514
Time deposits	13,277,119	7,827,820
Other deposits	180,978	-
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	**17,366,968**	**21,395,554**
Own portfolio	12,504,879	7,298,015
Third-party portfolio	4,862,089	4,098,912
Free portfolio	-	9,998,627
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**3,749,837**	**3,491,822**
Mortgage notes	-	154,412
Debentures	-	719,269
Foreign borrowings in securities	3,749,837	2,618,141
INTERBANK ACCOUNTS	**1,047,920**	**999,070**
Pending settlements	940,338	844,275
Correspondents	107,582	154,795
INTERBRANCH ACCOUNTS	**1,036,774**	**819,632**
Third-party funds in transit	1,033,964	816,592
Internal transfer of funds	2,810	3,040
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**10,229,324**	**13,525,493**
Borrowings	6,132,521	9,072,213
Onlendings	4,096,803	4,453,280
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6e)	**2,243,327**	**857,921**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4j and 10a)	**11,553,878**	**8,320,351**
OTHER LIABILITIES	**39,271,271**	**29,264,574**
Collection and payment of taxes and contributions	1,728,174	1,099,266
Foreign exchange portfolio (Note 8)	13,567,260	10,873,093
Social and statutory	481,973	355,357
Tax and social security contributions (Note 14c I)	3,997,241	3,402,721
Negotiation and Intermediation of securities (Note 22h)	5,438,745	573,699
Credit card operations	3,237,180	2,145,675
Securitization of foreign payment orders (Note 9f)	1,642,410	1,906,364
Subordinated debts (Note 9g)	4,769,877	4,854,649
Sundry (Note 12b)	4,408,411	4,053,750
DEFERRED INCOME	**45,281**	**121,871**
MINORITY INTEREST IN SUBSIDIARIES	**1,204,796**	**1,098,755**
STOCKHOLDERS' EQUITY (Note 16)	**14,628,721**	**12,478,374**
Capital	8,101,000	4,780,000
Domestic	6,409,428	3,798,332
Foreign	1,691,572	981,668
Capital reserves	2,183,867	5,648,619
Revenue reserves	4,395,709	1,922,476
Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6c)	345,510	515,043
(Treasury shares)	(397,365)	(387,764)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**146,402,779**	**126,979,342**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income
(In thousands of reais)

	01/01 to 03/31/2005	01/01 to 03/31/2004
INCOME FROM FINANCIAL OPERATIONS	**5,007,424**	**4,445,555**
Loans, leasing and other credits	3,135,360	2,338,947
Securities and derivative financial instruments	1,201,174	1,597,913
Insurance, pension plan and capitalization	399,884	265,368
Foreign exchange operations	54,727	83,737
Compulsory deposits	216,279	159,590
EXPENSES ON FINANCIAL OPERATIONS	**(1,946,175)**	**(2,072,909)**
Money market	(1,432,839)	(1,525,606)
Technical provision for pension plan and capitalization	(308,879)	(195,510)
Borrowings and onlendings	(204,457)	(351,793)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	**3,061,249**	**2,372,646**
RESULT OF LOAN LOSSES (Note 7d I)	**(593,410)**	**(201,911)**
Expense with allowance for loan losses	(755,608)	(362,996)
Income from recovery of credits written off as loss	162,198	161,085
GROSS INCOME FROM FINANCIAL OPERATIONS	**2,467,839**	**2,170,735**
OTHER OPERATING INCOME (EXPENSES)	**(524,571)**	**(762,506)**
Banking service fees (Note 12c)	1,794,070	1,404,817
Resources management	397,757	344,828
Current account services	348,628	288,703
Credit cards	436,573	243,714
Sureties and credits granted	270,700	195,410
Receipt services	209,060	203,213
Other	131,352	128,949
Result of operations with insurance, pension plan and capitalization (Note 10c)	205,823	196,092
Personnel expenses (Note 12d)	(954,977)	(773,379)
Other administrative expenses (Note 12e)	(1,103,327)	(995,726)
Tax expenses (Notes 4l and 14a II)	(425,673)	(346,193)
Income from interests in associated and subsidiary companies (Note 15b)	94,897	30,325
Other operating income (Note 12f)	111,618	77,013
Other operating expenses (Note 12g)	(247,002)	(355,455)
OPERATING INCOME	**1,943,268**	**1,408,229**
NON OPERATING INCOME	**6,043**	**(5,293)**
INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING	**1,949,311**	**1,402,936**
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4l and 14a I)	**(535,998)**	**(427,021)**
Due on operations for the period	(739,210)	(508,498)
Temporary additions	203,212	81,477
EXTRAORDINARY RESULT (Note 13)	**(142,245)**	**4,844**
PROFIT SHARING	**(91,735)**	**(97,372)**
Employees - Law 10,101 of 12/19/2000	(69,379)	(74,735)
Officers - Statutory - Law 6,404 of 12/15/1976	(22,356)	(22,637)
MINORITY INTEREST IN SUBSIDIARIES	**(38,037)**	**(7,235)**
NET INCOME	**1,141,296**	**876,152**
NUMBER OF OUTSTANDING SHARES - (in thousands at 03/31/2004) (Note 16a)	**113,676,757**	**114,086,910**
NET INCOME PER SHARE - (per thousand shares at 03/31/2004) R$	**10.04**	**7.68**
BOOK VALUE PER SHARE - (per thousand shares at 03/31/2004) R$	**128.69**	**109.38**

Banco Itaú Holding Financeira S.A.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 1 TO MARCH 31, 2005 and 2004
(In thousands of reais)

NOTE 1 – OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit and mortgage loan, finance credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Administration of Credit Cards and Administration of Consortia and Securities Brokerage.

On February 28, 2005, the association was announced between ITAÚ HOLDING and Lojas Americanas S.A. (LASA), creating a partnership to form a new company called FAI – FINANCEIRA AMERICANAS ITAÚ S.A. CRÉDITO, FINANCIAMENTO E INVESTIMENTO and to acquire the sales promoting company Facilita Serviços e Propaganda S.A. (FACILITA), which will exclusively participate in the structuring and sales processes of products and financial services to LASA customers. The investment totaled R$ 240,000, resulting in a goodwill of R$ 200,000, fully amortized in the consolidated financial statements. The settlement was made on April 27, 2005.

The transaction was submitted to be approved by the Brazilian Central Bank (BACEN).

The activities are expected to begin in the second half of 2005, and it is also expected that the results from these activities will not have a significant effect during the first three years.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a) Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and of its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

The consolidated financial statements are being presented without segregation between current and long-term, in compliance with the former quarterly information.

Operations with Credit Cards, arising from purchases made by their owners, are included in receivables in loan, leasing and other credits operations. The resources related to these amounts are included in Other Liabilities – Operations with Credit Cards. The Leasing Operations are presented at current value in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, leasing and other credits operations in the Statement of Income.

The exchange rate result is presented adjusted, with the reclassification of expenses and income, so as to represent exclusively the impact of variations and differences of rates on the balance sheet accounts representative of foreign currencies.

b) Consolidation

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which the funds quotas had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts. The effects of the Foreign Exchange Variation on foreign investments are classified in the Statement of Income accounts, according to the nature of the corresponding equity accounts.

This goodwill was fully amortized in the years when these acquisitions occurred in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

In BANCO BANESTADO S.A. (BANESTADO), tax credits are recorded at amounts considered adequate in relation to expected future earnings. In ITAÚ HOLDING CONSOLIDATED, these tax credits are fully recognized, considering the larger size and additional synergy, which are factors which favor maximization of results.

The consolidated finacial statements include ITAÚ HOLDING and its direct and indirect subsidiaries, highlighting:

		Participation %	
		03/31/2005	03/31/2004
FINANCIAL ACTIVITY AND OPERATIONS			
Banco Itaú S.A.		100.00	100.00
Banco Itaú BBA S.A.		95.75	95.75
Banco Banestado S.A.		99.99	99.99
Banco Itaucred Financiamento S.A.		99.99	99.99
Banco Fiat S.A.		99.99	99.99
Banco Itaú Buen Ayre S.A.		99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(1)	19.52	19.52
Banco Itaú Europa S.A.	(1)	19.53	19.53
Itau Bank, Ltd.		100.00	100.00
Cia. Itauleasing de Arrendamento Mercantil		99.99	99.99
Itaú Corretora de Valores S.A.		99.99	99.99
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES			
Itaú Seguros S.A. e Controladas		100.00	100.00
Itaú Vida e Previdência S.A.		99.99	99.99
Cia. Itaú de Capitalização		99.99	99.86
CREDIT CARD ADMINISTRATION ACTIVITIES			
Itaucard Financeira S.A. Crédito, Financiamento e Investimento		99.99	99.99
Credicard Banco S.A.	(2)(3)	50.00	33.33
Orbitall Serviços e Processamento e Informatização Comercial Ltda. e Controlada	(2)(3)	100.00	33.33
Redecard S.A.	(2)	31.94	31.94
Financeira Itaú CBD S.A. - Crédito, Financiamento e Investimento	(2)(4)	50.00	-
CONSORTIA GROUPS ADMINISTRATION			
Fiat Administradora de Consórcios Ltda.		99.99	99.99
Itaú Administradora de Consórcios Ltda.		99.99	99.99
NON - FINANCIAL INSTITUTIONS			
Akbar – Marketing e Serviços, LDA e Controladas		95.75	95.75
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Limitada		100.00	100.00
Itaúsa Export S.A.	(1)	22.23	22.23
Serasa S.A.	(2)	32.54	32.54

(1) Associated Companies included on consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).

(2) Companies with shared control included proportionally on consolidation. Orbitall only on March 31, 2004.

(3) Increase in participation through acquisition, considering in the consolidated, Credicard as from September 30, 2004 and Orbitall as from October 31, 2004.

(4) Investment set up on November 9, 2004 and approved to operate by BACEN on April 5, 2005.

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at March 31, 2005, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), according to present regulation, are as follows:

	Financial system consolidated (1)	Economic-Financial consolidated (2)
Referential equity (3)	20,443,150	20,257,627
Basel ratio	19.3%	18.3%
Tier I	15.3%	14.4%
Tier II	4.0%	3.9%
Fixed asset ratio (4)	46.9%	25.0%
Excess capital in relation to fixed assets	641,818	5,057,486

(1) Consolidated financial statements including only financial companies.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.

(3) BACEN, through Resolution 2,837/2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.

(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in fixed asset ratio of the economic-financial consolidated amounts and enable, when necessary, the distribution of resources to the financial companies.

Management considers the current Basel ratio (18.3%, based on economic-financial consolidated) to be adequate, considering that:
a) It is higher than the minimum required by the authorities (11.0%).
b) The ratio increases to 18.5% when all of the tax credits of Banco Banestado S.A. (BANESTADO) are recorded in the financial statement basis (ITAÚ HOLDING) used to establish limits.
c) Considering item (b) above and other realization asset amounts (Note 18), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 21.0%.

For calculation of the ratios at March 31, 2005, the Adjusted Reference Net Equity was used, as follows:

	Financial system consolidated	Economic - Financial Consolidated
ITAÚ HOLDING stockholders' equity (Individual)	**15,514,535**	**15,514,535**
Minority interest not eliminated in the consolidation	1,268,347	1,086,163
Unrealized profits of operations with subsidiaries	(13,069)	(16,408)
Consolidated stockholders' equity (BACEN)	**16,769,813**	**16,584,290**
Subordinated debt	3,768,407	3,768,407
Tax credits excluded from Level I	(95,070)	(95,070)
Referential equity	**20,443,150**	**20,257,627**
Adjustments		
Requirement for SWAP operations risk	(350,941)	(350,941)
Requirement for foreign exchange risk	(1,605,029)	(1,605,029)
Requirement for interest rate risk	(175,801)	(175,409)
Other	(277,446)	(277,446)
Adjusted referential equity	**18,033,933**	**17,848,802**

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

Changes in the Basel Ratio:

	Financial System Consolidated			Economic-Financial Consolidated		
	Adjusted Referential Equity	Weighted Assets	Effect	Adjusted Referential Equity	Weighted Assets	Effect
Ratio at 12/31/2004	**17,752,391**	**82,043,390**	**21.6%**	**17,620,011**	**85,701,539**	**20.6%**
Prior years' adjustments	(86,943)	-	-0.1%	(86,943)	-	-0.1%
Result for the period	1,296,250	-	1.6%	1,262,941	-	1.5%
Interest on own capital	(347,256)	-	-0.4%	(347,256)	-	-0.4%
Variation adjustments to securities and derivatives	(127,430)	-	-0.2%	(127,430)	-	-0.2%
Interest rate risk	(20,615)	-	0.0%	(20,582)	-	0.0%
Treasury stock	77,972	-	0.1%	77,972	-	0.1%
Foreign exchange exposure	(146,495)	-	-0.2%	(146,495)	-	-0.2%
SWAP operations risk	(58,164)	-	-0.1%	(58,164)		-0.1%
Subordinated debt	(202,843)	-	-0.2%	(202,843)	-	-0.2%
Other changes in referential equity	(102,934)	-	-0.1%	(122,409)	-	-0.2%
Changes in weighted assets		11,479,773	-2.7%		11,679,389	-2.5%
Ratio at 03/31/2005	**18,033,933**	**93,523,163**	**19.3%**	**17,848,802**	**97,380,928**	**18.3%**
Ratio at 03/31/2004	**15,215,884**	**71,910,841**	**21.2%**	**15,086,980**	**76,334,123**	**19.8%**

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) **Short-term interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, funds obtained in the open market, exchange acceptances and issue of securities, borrowings and onlendings and other receivables and payables -** Transactions subject to monetary and exchange correction and operations with fixed charges are recorded at current value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) **Securities -** Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Resolution Circular 3,068, of November 8, 2001. Securities are classified in the following categories:

- trading securities – acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry to the results for the period;

- securities available for sale – securities that are not intended for negotiation nor intended to be maintained through to their maturity. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity; and

- securities held to maturity – securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

Gains and losses on securities available for sale, when realized, are recognized at the date of negotiation in the statement of income, as a contra-entry to a specific stockholders' equity account.

Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) **Derivative Financial Instruments -** These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Resolution 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

- Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

- Cash Flows Hedge - The actual hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The non-hedged amount is recorded directly in the statement of income.

d) Loan, Leasing Operations and Other Credits (Operations with Credit Assignment Characteristics) – These transactions are recorded at current value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financing companies. Real estate loans are adjusted to present value of future installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2,682 of December 21, 1999, among which are:

- Provisions are recorded from the date of the loan disbursements, based on the client risk classification, due to periodic analysis of the quality of the client and the industry and not just in the event of default;

- Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f) Other assets – These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to resources applied, of which benefits showed be recorded in deferred income.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost at the following annual rates:

Buildings in use			4 %
Installations, furniture, equipment and security, transportation and communication	10 %	to	25 %
EDP systems	20 %	to	50 %

i) Deferred charges – Deferred organization and expansion expenses mainly represent leasehold improvements, which are amortized on a straight line over the respective rental periods, and acquisition of softwares, which are amortized on a straight-line basis over five years.

j) Technical Provisions of Insurance, Capitalization and Pension Plans – Technical provisions are set up according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 89 of August 19, 2002.

I- Insurance:

Provision for unsettled claims - set up to determine unearned premiums relating to the risk coverage period; Provision for insufficient premiums – set up in case of insufficient Provision for unearned premiums; Provision for unearned premiums of current risks but not issued – calculated based on technical studies; Provision for unsettled claims – set up based on notices of loss, in an amount sufficient to cover future commitments; Provision for claims incurred but not reported (IBNR) - set up in relation to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

II- Supplementary Pension Plans and Individual life insurance segments – correspond to liabilities assumed such as retirement plans, disability, pension and annuity.

Provision for benefits to regulate and redemptions or Other amounts to regulate (Other provisions) – refer to amounts still not regulated up to the balance sheet date; Provision for events occurred but not reported (IBNR) – set up in relation to the estimated amount of events occurred but not reported; Mathematical provisions for benefits granted and benefits to be granted – correspond to commitments assumed with participants, but which benefits are not being used, and to those receiving the benefits; Provision for insufficient contribution – set up in case of insufficient mathematical provisions.

III-Capitalization:

Mathematical provision for redemptions – represents capitalization securities received to be redeemed; Provision for raffles– calculated according to definition in technical note; Raffles payable – set up by raffles of securities carried out; Provision for contingencies (Other provisions) – set up by the application of contingency quota on the collected amount.

k) Provision and Contingent Liabilities – Provisions and contingent liabilities, in connection with conservative practices adopted, normally are recorded based on the opinion of legal advisors and additionally, through the use of models and criteria which allow that most adequate measurement, in spite of the uncertainty of their term and amount.

I- Labor contingencies:

These are set up upon judicial notice and adjusted monthly by the moving average amount of payment of lawsuits ended in the last 12 months, for lawsuits based on claims considered similar and usual and adjusted to the execution deposit amount when required or the definitive execution amount (indisputable amount) when it is in the stage of being a final judgment and unappealable.

II- Civil contingencies:

These are set up upon judicial notice and adjusted monthly:

- at the moving average of payment of lawsuits ended in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and whose amount is not considered relevant; or

- at the claimed indemnity amount, on the evidence presented based on the evaluation of legal advisors – which considers jurisprudence, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits related to claims considered unusual or whose amount is considered significant;

Provisions for Civil Contingencies are adjusted up to the amounts deposited as guarantees for their execution or to the definitive execution amount when the claim is finally judged and has become unapeable.

III- Tax and social security contingencies:

The provisions originated in tax and social security contingencies basically refer to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, and set up at the full amount under discussion. They are restated, net of the corresponding deposits in guarantee, in accordance with current legislation.

Interest or restatement of judicial escrow deposits is not recognised, except when a release order has been issued in respect of claims judged in favour of the companies, due to the lawsuits considered favorable.

l) Taxation – These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution	9.00%
PIS (1)	0.65%
COFINS (1)	4.00%
ISS	Until 5.00%
CPMF	0.38%

(1) For the non financial subsidiaries which fit into the non cumulative calculation the PIS rate is 1.65% and COFINS is 7.6%.

NOTE 5 - SHORT-TERM INTERBANK INVESTMENTS

	03/31/2005						03/31/2004	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	8,435,955	4,044,711	49,096	-	12,529,762	56.9	15,740,402	62.7
Funded position (*)	3,634,231	4,044,711	49,096	-	7,728,038	35.1	1,389,504	5.4
Financed position	4,801,724	-	-	-	4,801,724	21.8	9,314,108	37.2
With free movement	-	-	-	-	-	-	5,034,973	20.1
Without free movement	4,801,724	-	-	-	4,801,724	21.8	4,279,135	17.1
Linked to Free Movement Securities	-	-	-	-	-	-	5,036,790	20.1
Money market - Guarantor Resources of Technical Provisions - SUSEP	45,966	209,702	-	-	255,668	1.2	653,162	2.6
Interbank deposits	6,257,070	1,892,459	499,700	567,569	9,216,798	41.9	8,703,117	34.7
TOTAL	**14,738,991**	**6,146,872**	**548,796**	**567,569**	**22,002,228**		**25,096,681**	
% per maturity term	67.0	27.9	2.5	2.6				
TOTAL - 03/31/2004	**14,113,662**	**10,460,051**	**133,449**	**389,519**	**25,096,681**			
% per maturity term	56.1	41.7	0.5	1.7				

(*) Includes R$ 2,933,267 related to money market with free movement, in which securities are restricted to guarantee transactions at the Commodities Futures Exchange (BM&F).

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by type of instruments and maturity of Securities and Derivatives, already adjusted to their respective market value, of which R$ 10,930,840 (R$ 7,562,123 at 03/31/2004) refer to guarantor resources of technical provisions (Note 10b).

a) Summary

		Provision for adjustment to market value with impact on:		03/31/2005								03/31/2004
	Cost	Results	Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Market value
PUBLIC SECURITIES - DOMESTIC (1)	**7,000,988**	**(5,422)**	**222,228**	**7,217,794**	**23.9**	**252,665**	**964,968**	**466,138**	**604,140**	**793,084**	**4,136,799**	**12,938,771**
Financial Treasury Bills	2,006,360	3	9,339	2,015,702	6.7	-	960,407	58,720	161,740	464,603	370,232	3,148,782
National Treasury Bills	64,903	-	(350)	64,553	0.2	5,183	-	28	59,342	-	-	1,754,373
National Treasury Notes	2,436,418	(777)	208,291	2,643,932	8.8	-	-	228,027	100,727	28,757	2,286,421	3,395,714
National Treasury Notes - M	111,566	-	-	111,566	0.4	12,397	-	-	12,396	24,792	61,981	147,917
Central Bank Notes	220,760	346	6,936	228,042	0.8	-	-	-	192,705	35,337	-	1,552,705
National Treasury/Securitization	152,035	(108)	(646)	151,281	0.5	18	95	65,976	11,309	2,745	71,138	171,925
Brazilian External Debt Bonds	1,705,535	(4,886)	(657)	1,699,992	5.6	7,270	4,466	113,387	63,049	170,975	1,340,845	2,260,294
Investment in non Exclusive Funds	227,797	-	-	227,797	0.8	227,797	-	-	-	-	-	446,688
Financial Treasury Bills	224,164	-	-	224,164	0.7	224,164	-	-	-	-	-	404,437
Other	3,633	-	-	3,633	0.0	3,633	-	-	-	-	-	42,251
Other	75,614	-	(685)	74,929	0.2	-	-	-	2,872	65,875	6,182	60,373
PUBLIC SECURITIES - FOREIGN	**830,563**	**(18,706)**	**40,364**	**852,221**	**2.8**	**55,885**	**15,080**	**30,432**	**93,279**	**151,250**	**506,295**	**902,346**
Portugal	521,690	-	40,388	562,078	1.9	-	1,752	7,788	93,279	132,541	326,718	728,452
Argentina (2)	128,293	(19,138)	-	109,155	0.4	33,924	137	22,634	-	18,231	34,229	78,811
Central Bank	106,629	(19,105)	-	87,524	0.3	33,203	-	22,634	-	2,222	29,465	51,414
National Treasury	21,664	(33)	-	21,631	0.1	721	137	-	-	16,009	4,764	27,397
Russia	90,088	426	-	90,514	0.3	-	-	-	-	-	90,514	-
United States	50,743	3	(24)	50,722	0.2	7,984	13,188	-	-	-	29,550	31,960
Other	39,749	3	3	39,752	0.1	13,977	3	10	-	478	25,284	63,123
CORPORATE SECURITIES	**11,367,625**	**15,305**	**277,494**	**11,660,424**	**38.7**	**2,092,717**	**974,463**	**1,334,742**	**2,527,156**	**1,491,549**	**3,239,797**	**9,525,971**
Euro Bonds and Others	4,528,332	13,279	31,281	4,572,892	15.2	100,415	230,881	414,277	821,219	1,222,587	1,783,513	2,959,513
Bank Deposit Certificates	3,510,096	-	-	3,510,096	11.6	596,955	528,644	621,989	1,515,634	1,785	245,089	3,806,864
Shares in Publicly Traded Companies	349,663	(823)	239,748	588,588	2.0	588,588	-	-	-	-	-	570,200
Debentures	1,117,732	(5)	1,128	1,118,855	3.7	8,148	-	4,269	22,811	186,727	896,900	1,063,161
Promissory Notes	956,869	-	-	956,869	3.2	367,692	214,867	294,207	80,103	-	-	445,709
Mortgage Bills	146,561	-	-	146,561	0.5	-	-	-	85,844	60,717	-	134,549
Rural Producer Certificates	-	-	-	-	-	-	-	-	-	-	-	31,898
Quotas of Fixed Income Funds (3)	442,176	-	-	442,176	1.5	362,056	-	-	-	6,155	73,965	240,777
Quotas of Foreign Investment Funds	42,813	-	4,101	46,914	0.2	46,914	-	-	-	-	-	38,046
Quotas of Variable Income Funds	13,159	-	809	13,968	0.0	13,968	-	-	-	-	-	74,460
Real Estate Certificates Receivable (5)	227,869	1,362	(164)	229,067	0.8	-	-	-	-	-	229,067	133,470
Other	32,355	1,492	591	34,438	0.1	7,981	71	-	1,545	13,578	11,263	27,324
PGBL/VGBL FUNDS QUOTAS (4)	**7,436,286**	**-**	**-**	**7,436,286**	**24.7**	**7,436,286**	**-**	**-**	**-**	**-**	**-**	**4,716,047**
SUBTOTAL - SECURITIES	**26,635,462**	**(8,823)**	**540,086**	**27,166,725**	**90.1**	**9,837,553**	**1,954,511**	**1,831,312**	**3,224,575**	**2,435,883**	**7,882,891**	**28,083,135**
Trading securities	13,967,007	(8,823)	-	13,958,184	46.3	9,087,984	647,236	825,475	1,619,551	259,177	1,518,761	12,217,055
Securities available for sale	9,112,911	-	540,086	9,652,997	32.0	724,134	398,391	787,114	1,530,599	2,094,794	4,117,965	12,142,883
Securities held to maturity (5)	3,555,544	-	-	3,555,544	11.8	25,435	908,884	218,723	74,425	81,912	2,246,165	3,723,197
DERIVATIVE FINANCIAL INSTRUMENTS	**2,907,084**	**76,446**	**-**	**2,983,530**	**9.9**	**1,741,684**	**245,650**	**222,165**	**413,157**	**179,987**	**180,887**	**1,263,324**
TOTAL	**29,542,546**	**67,623**	**540,086**	**30,150,255**	**100.0**	**11,579,237**	**2,200,161**	**2,053,477**	**3,637,732**	**2,615,870**	**8,063,778**	**29,346,459**
						38.4%	7.3%	6.8%	12.1%	8.7%	26.7%	
Additional allowance (exceeding minimum required)				(400,000)								(545,000)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				29,750,255								28,801,459
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	**(2,234,938)**	**(8,389)**	**-**	**(2,243,327)**	**100.0**	**(1,540,418)**	**(74,686)**	**(175,374)**	**(272,233)**	**(89,476)**	**(91,140)**	**(857,921)**

(1) Includes securities restricted to guarantees in the amount of R$ 3,961,226 (R$ 5,871,013 at 03/31/2004), being: Guarantor Resources of Technical Provisions R$ 1,346,793 (R$ 505,232 at 03/31/2004), Securities Subject to BACEN R$ 242,602 (R$ 1,525,653 at 03/31/2004) and Securities Subject to stock exchange and clearing house for custody and financial settlement of securities R$ 2,371,831 (R$ 3,840,128 at 03/31/2004); (2) Includes mandatory acquisition in order to be compliant with deposit requirements R$ 51,777 (R$ 59,562 at 03/31/2004) and bonus to compensate losses associated to credit operations "pesification" R$ 19,249 at 03/31/2004; (3) Includes non-exclusive funds administered by the group, in the amount of R$ 50,912, which do not include public securities; (4) Portfolios of PGBL and VGBL pension plans whose property and involved risks belong to clients, recorded as securities in compliance with SUSEP requirements, in contra entry against liabilities in Technical Provision for Pension Plans;

(5) Positive adjustment to market not recorded in the amount of R$ 154,902 (R$ 147,777 at 03/31/2004), as mentioned in Note 6d.

b) Trading securities

		03/31/2005									03/31/2004
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Market value
PUBLIC SECURITIES - DOMESTIC	**919,634**	**(5,422)**	**914,212**	**6.5**	**237,651**	**23,175**	**41,952**	**85,864**	**12,636**	**512,934**	**3,214,615**
Financial Treasury Bills	58,103	3	58,106	0.4	-	23,158	31,766	1,947	1,235	-	566,551
National Treasury Bills	5,291	-	5,291	0.0	5,183	-	28	80	-	-	1,469,473
National Treasury Notes	99,668	(777)	98,891	0.7	-	-	8,070	40,831	2,691	47,299	330,540
Central Bank Notes	20,715	346	21,061	0.2	-	-	-	21,061	-	-	24,492
National Treasury/Securitization	6,177	(108)	6,069	0.0	-	16	684	1,648	961	2,760	9,650
Brazilian External Debt Bonds	501,883	(4,886)	496,997	3.6	4,671	1	1,404	20,297	7,749	462,875	352,232
Investment in non Exclusive Funds	227,797	-	227,797	1.6	227,797	-	-	-	-	-	446,688
Financial Treasury Bills	224,164	-	224,164	1.6	224,164	-	-	-	-	-	404,437
Other	3,633	-	3,633	0.0	3,633	-	-	-	-	-	42,251
Other	-	-	-	-	-	-	-	-	-	-	14,989
PUBLIC SECURITIES - FOREIGN	**189,974**	**(18,706)**	**171,268**	**1.2**	**7,992**	**13,319**	**22,644**	**-**	**2,700**	**124,613**	**20,826**
Argentina	77,116	(19,138)	57,978	0	-	128	22,634	-	2,222	32,994	-
Central Bank	73,426	(19,105)	54,321	0.4	-	-	22,634	-	2,222	29,465	-
National Treasury	3,690	(33)	3,657	0.0	-	128	-	-	-	3,529	-
Russia	90,088	426	90,514	0.6	-	13,188	-	-	-	90,514	-
United States	21,169	3	21,172	0.2	7,984	-	-	-	-	-	-
Other	1,601	3	1,604	0.0	8	3	10	-	478	1,105	20,826
CORPORATE SECURITIES	**5,421,113**	**15,305**	**5,436,418**	**38.9**	**1,406,055**	**610,742**	**760,879**	**1,533,687**	**243,841**	**881,214**	**4,265,567**
Bank Deposit Certificates	3,422,510	-	3,422,510	24.5	596,594	528,307	621,989	1,432,497	-	243,123	2,525,952
Shares in Publicly-Traded Companies	253,193	(823)	252,370	1.8	252,370	-	-	-	-	-	209,932
Debentures	346,406	(5)	346,401	2.5	4,248	-	4,269	15,065	123,756	199,063	355,217
Promissory Notes	442,986	-	442,986	3.2	183,719	58,394	120,770	80,103	-	-	264,595
Rural Producer Certification	-	-	-	-	-	-	-	-	-	-	31,898
Quotas of Fixed Income Funds	433,183	-	433,183	3.1	361,652	-	-	-	-	71,531	231,563
Quotas of Variable Income Funds	4,103	-	4,103	0.0	4,103	-	-	-	-	-	-
Euro Bonds and others	382,928	13,279	396,207	2.8	3,369	23,970	13,851	4,477	106,507	244,033	546,320
Real Estate Certificates Receivable	110,987	1,362	112,349	0.8	-	-	-	-	-	112,349	83,387
Other	24,817	1,492	26,309	0.2	-	71	-	1,545	13,578	11,115	16,703
PGBL/VGBL FUNDS QUOTAS	**7,436,286**	**-**	**7,436,286**	**53.3**	**7,436,286**	**-**	**-**	**-**	**-**	**-**	**4,716,047**
Total 03/31/2005	**13,967,007**	**(8,823)**	**13,958,184**	**100.0**	**9,087,984**	**647,236**	**825,475**	**1,619,551**	**259,177**	**1,518,761**	**12,217,055**
% per maturity term					**65.1%**	**4.6%**	**5.9%**	**11.6%**	**1.9%**	**10.9%**	
Total 03/31/2004	**12,191,745**	**25,310**	**12,217,055**		**5,549,236**	**1,200,690**	**2,529,197**	**434,105**	**911,351**	**1,592,476**	
% per maturity term					**45.4%**	**9.8%**	**20.7%**	**3.6%**	**7.5%**	**13.0%**	

c) Securities available for sale

	03/31/2005										03/31/2004
	Cost	Adjustment to market value (in Stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Market value
PUBLIC SECURITIES - DOMESTIC	**3,251,028**	**222,228**	**3,473,256**	**36.0**	**18**	**32,909**	**209,989**	**451,597**	**719,704**	**2,059,039**	**6,778,290**
National Treasury Notes	1,292,155	208,291	1,500,446	15.5	-	-	11,356	5,613	18,083	1,465,394	2,087,490
Financial Treasury Bills	1,043,838	9,339	1,053,177	10.9	-	32,830	26,954	159,793	463,368	370,232	1,793,132
National Treasury Bills	59,612	(350)	59,262	0.6	-	-	-	59,262	-	-	284,900
Central Bank Notes	200,045	6,936	206,981	2.1	-	-	-	171,644	35,337	-	1,528,213
National Treasury/Securitization	145,858	(646)	145,212	1.5	18	79	65,292	9,661	1,784	68,378	162,275
Brazilian External Debt Bonds	433,906	(657)	433,249	4.5	-	-	106,387	42,752	135,257	148,853	876,896
Other	75,614	(685)	74,929	0.8	-	-	-	2,872	65,875	6,182	45,384
PUBLIC SECURITIES - FOREIGN	**616,410**	**40,364**	**656,774**	**6.8**	**47,893**	**1,761**	**7,788**	**93,279**	**148,550**	**357,503**	**855,648**
Portugal	521,690	40,388	562,078	5.8	-	1,752	7,788	93,279	132,541	326,718	728,452
Argentina	51,177	-	51,177	0.5	33,924	9	-	-	16,009	1,235	78,811
Central Bank	33,203	-	33,203	0.3	33,203	-	-	-	-	-	51,414
National Treasury	17,974	-	17,974	0.2	721	9	-	-	16,009	1,235	27,397
United States	29,574	(24)	29,550	0.3	-	-	-	-	-	29,550	31,960
Other	13,969	-	13,969	0.1	13,969	-	-	-	-	-	16,425
CORPORATE SECURITIES	**5,245,473**	**277,494**	**5,522,967**	**57.2**	**676,223**	**363,721**	**569,337**	**985,723**	**1,226,540**	**1,701,423**	**4,508,945**
Euro Bonds and others	3,797,033	31,281	3,828,314	39.7	96,944	206,911	395,900	816,742	1,102,560	1,209,257	2,020,075
Bank Deposit Certificates	87,586	-	87,586	0.9	361	337	-	83,137	1,785	1,966	1,263,547
Shares in Publicly-Traded Companies	96,470	239,748	336,218	3.5	336,218	-	-	-	-	-	360,268
Debentures	435,160	1,128	436,288	4.5	-	-	-	-	55,323	380,965	398,671
Promissory Notes	513,883	-	513,883	5.3	183,973	156,473	173,437	-	-	-	181,114
Mortgage Bills	146,561	-	146,561	1.5	-	-	-	85,844	60,717	-	134,549
Quotas of Fixed Income Funds	8,993	-	8,993	0.1	404	-	-	-	6,155	2,434	9,214
Quotas of Foreign Investment Funds	36,376	4,101	40,477	0.4	40,477	-	-	-	-	-	6,343
Quotas of Variable Income Funds	9,056	809	9,865	0.1	9,865	-	-	-	-	-	74,460
Real Estate Certificates Receivable	106,817	(164)	106,653	1.1	-	-	-	-	-	106,653	50,083
Other	7,538	591	8,129	0.1	7,981	-	-	-	-	148	10,621
TOTAL 03/31/2005	**9,112,911**	**540,086**	**9,652,997**	**100.0**	**724,134**	**398,391**	**787,114**	**1,530,599**	**2,094,794**	**4,117,965**	**12,142,883**
Deferred taxes		(181,342)			**7.5%**	**4.1%**	**8.2%**	**15.9%**	**21.7%**	**42.7%**	
Minority interest		(21,352)									
Adjustment of securities reclassified to securities held to maturity		8,118									
ADJUSTMENT TO MARKET VALUE - SECURITIES - 03/31/2005		**345,510**									
TOTAL 03/31/2004	**11,430,462**	**712,421**	**12,142,883**		**1,178,021**	**346,081**	**690,418**	**1,110,971**	**2,578,035**	**6,239,357**	
Deferred taxes		(282,356)			**9.7%**	**2.9%**	**5.7%**	**9.1%**	**21.2%**	**51.4%**	
Minority interest		(49,779)									
Adjustment of securities reclassified to securities held to maturity		107,320									
Adjustment of BBA and Fiat not recorded in Itaú Holding		27,437									
ADJUSTMENT TO MARKET VALUE - SECURITIES - 03/31/2004		**515,043**									

d) Securities held to maturity

See below the composition of the held to maturity securities portfolio by type, stated at its cost and by maturity term. In the carrying value, not considered in results, is included at 03/31/2005 the amount of R$ 8,118 (R$ 107,320 at 03/31/2004), relating to market adjustment of the reclassified securities at 12/31/2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 154,902 (positive adjustment of R$ 147,777 at 03/31/2004).

	03/31/2005								03/31/2004
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Carrying value
PUBLIC SECURITIES - DOMESTIC	2,830,326	79.6	14,996	908,884	214,197	66,679	60,744	1,564,826	2,945,866
Financial Treasury Bills	904,419	25.4	-	904,419	-	-	-	-	789,099
National Treasury Notes [1]	1,044,595	29.4	-	-	208,601	54,283	7,983	773,728	977,684
National Treasury Notes - M [2]	111,566	3.1	12,397	-	-	12,396	24,792	61,981	147,917
Brazilian External Debt Bonds	769,746	21.6	2,599	4,465	5,596	-	27,969	729,117	1,031,166
PUBLIC SECURITIES - FOREIGN	24,179	0.7	-	-	-	-	-	24,179	25,872
CORPORATE SECURITIES	701,039	19.7	10,439	-	4,526	7,746	21,168	657,160	751,459
Euro Bonds and others	348,371	9.8	102	-	4,526	-	13,520	330,223	393,118
Debentures [1]	336,166	9.5	3,900	-	-	7,746	7,648	316,872	309,273
Quotas of Foreign Investment Funds	6,437	0.2	6,437	-	-	-	-	-	31,703
Real Estate Certificates Receivable [1]	10,065	0.3	-	-	-	-	-	10,065	-
Bank Deposit Certificates [1]	-	-	-	-	-	-	-	-	17,365
Total 03/31/2005	3,555,544	100.0	25,435	908,884	218,723	74,425	81,912	2,246,165	3,723,197
% per maturity term			0.7%	25.6%	6.2%	2.1%	2.3%	63.2%	
Total 31/03/2004	3,723,197		208,077	4,966	11,816	47,854	1,041,298	2,409,186	
% per maturity term			5.6%	0.1%	0.3%	1.3%	28.0%	64.7%	

(1) Includes investment of Itaú Previdência e Seguros S.A. in the amount of R$ 924,887 (R$ 816,290 at 03/31/2004).

(2) All securities are nominative and cannot be sold.

e) Derivative financial instruments

		03/31/2005									03/31/2004
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Market value
ASSETS											
Option premiums	326,396	(31,668)	294,728	9.9	43,202	15,225	88,812	141,110	6,379	-	103,719
Term operations	1,653,107	69	1,653,176	55.4	1,578,183	67,893	4,415	2,685	-	-	85,131
Swaps - difference receivable	847,422	107,493	954,915	32.0	86,158	152,064	118,109	259,790	165,552	173,242	823,689
Other [1]	80,159	552	80,711	2.7	34,141	10,468	10,829	9,572	8,056	7,645	250,785
Total 03/31/2005	**2,907,084**	**76,446**	**2,983,530**	**100.0**	**1,741,684**	**245,650**	**222,165**	**413,157**	**179,987**	**180,887**	**1,263,324**
% per maturity term					58.4%	8.2%	7.4%	13.8%	6.0%	6.1%	
Total 03/31/2004	**1,203,285**	**60,039**	**1,263,324**		258,293	267,001	202,025	271,296	152,748	111,961	
% per maturity term					20.4%	21.1%	16.0%	21.5%	12.1%	8.9%	
LIABILITIES											
Option premiums	(340,210)	51,016	(289,194)	12.9	(39,566)	(22,706)	(99,117)	(125,255)	(2,550)	-	(123,510)
Term operations	(1,387,126)	-	(1,387,126)	61.8	(1,387,126)	-	-	-	-	-	-
Swaps - difference payable	(464,232)	(56,202)	(520,434)	23.2	(105,542)	(44,892)	(70,946)	(141,622)	(79,685)	(77,747)	(540,729)
Other [1]	(43,370)	(3,203)	(46,573)	2.1	(8,184)	(7,088)	(5,311)	(5,356)	(7,241)	(13,393)	(193,682)
Total 31/03/2005	**(2,234,938)**	**(8,389)**	**(2,243,327)**	**100.0**	**(1,540,418)**	**(74,686)**	**(175,374)**	**(272,233)**	**(89,476)**	**(91,140)**	**(857,921)**
% per maturity term					68.7%	3.3%	7.8%	12.1%	4.0%	4.1%	
Total 03/31/2004	**(840,267)**	**(17,654)**	**(857,921)**		(169,159)	(138,155)	(150,309)	(207,382)	(147,456)	(45,460)	
% per maturity term					19.7%	16.1%	17.5%	24.2%	17.2%	5.3%	

(1) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAÚ HOLDING and its subsidiaries are fully involved in the operation of derivative markets, either in complying with the growing clients' needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

- Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
- Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAÚ HOLDING carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAÚ HOLDING at March 31, 2005 were related to the foreign exchange rate, interest rate, U.S. dollar and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situations.

Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

- Futures and Forward Contracts: quotes on the stock exchanges;
- Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad;
- Options: statistical models that take over the volatility behavior of the asset objective, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their notional values recorded in off-balance sheet accounts and adjustments/premiums are recorded in balance sheet accounts.

	OFF-BALANCE SHEET ACCOUNT NOTIONAL VALUE		BALANCE SHEET ACCOUNT RECEIVABLE / (RECEIVED) (PAYABLE) / PAID	ADJUSTMENT TO MARKET VALUE	MARKET VALUE	
	03/31/2005	03/31/2004	03/31/2005	03/31/2005	03/31/2005	03/31/2004
Future contracts	**71,968,984**	**43,571,429**	**4,178**	-	**4,178**	**(17,085)**
Purchase commitments	**22,442,296**	**20,544,493**	**(28,170)**	-	**(28,170)**	**(4,719)**
Foreign currency	7,201,553	5,000,330	(25,782)	-	(25,782)	4,080
Interbank market	10,084,421	2,392,195	(753)	-	(753)	-
Indices	4,053,869	12,981,697	(6,110)	-	(6,110)	-
Other	1,102,453	170,271	4,475	-	4,475	(8,799)
Commitments to sell	**49,526,688**	**23,026,936**	**32,348**	-	**32,348**	**(12,366)**
Foreign currency	10,606,013	6,767,122	8,725	-	8,725	(11,485)
Interbank market	28,761,177	6,704,493	1,975	-	1,975	-
Fixed rates	269,061	-	(26)	-	(26)	-
Indices	8,352,309	8,421,421	16,437	-	16,437	-
Shares	397,593	-	217	-	217	-
Other	1,140,535	1,133,900	5,020	-	5,020	(881)
Swap contracts			**383,190**	**51,291**	**434,481**	**282,960**
Asset position	**29,243,050**	**32,069,010**	**847,422**	**107,493**	**954,915**	**823,689**
Foreign currency	5,506,443	8,603,760	24,582	16,192	40,774	241,731
Interbank market	12,740,710	13,513,370	696,146	42,702	738,848	369,444
Fixed rates	4,153,156	4,786,387	79,437	9,666	89,103	144,257
Indices	6,512,411	5,153,548	43,877	33,850	77,727	57,677
Other	330,330	11,945	3,380	5,083	8,463	10,580
Liability position	**28,859,860**	**31,798,423**	**(464,232)**	**(56,202)**	**(520,434)**	**(540,729)**
Foreign currency	7,568,419	9,999,268	(53,342)	(1,450)	(54,792)	(123,553)
Interbank market	11,398,502	13,727,392	(261,992)	(13,582)	(275,574)	(151,169)
Fixed rates	4,500,295	3,026,403	(81,462)	(41,988)	(123,450)	(167,687)
Indices	5,016,249	4,860,324	(56,066)	144	(55,922)	(88,952)
Other	376,395	185,036	(11,370)	674	(10,696)	(9,368)
Option contracts	**43,766,269**	**25,439,695**	**(13,814)**	**19,348**	**5,534**	**(19,791)**
Purchase commitments - purchased position	**10,176,574**	**10,694,054**	**151,323**	**(52,322)**	**99,001**	**96,337**
Foreign currency	9,456,670	4,936,483	139,292	(52,831)	86,461	73,571
Indices	74,500	5,182,094	75	6	81	154
Shares	107,220	60,165	6,963	(92)	6,871	16,974
Other	538,184	515,312	4,993	595	5,588	5,638
Commitments to sell - purchased position	**17,829,150**	**2,466,694**	**175,073**	**20,654**	**195,727**	**7,382**
Foreign currency	3,824,949	874,432	161,848	15,653	177,501	3,197
Indices	12,956,066	346,141	56	(56)	-	2,329
Shares	53,200	17,353	1,484	(176)	1,308	383
Other	994,935	1,228,768	11,685	5,233	16,918	1,473
Purchase position - sold position	**9,854,052**	**9,963,744**	**(177,196)**	**49,224**	**(127,972)**	**(106,595)**
Foreign currency	9,146,028	5,660,249	(168,796)	46,129	(122,667)	(100,219)
Indices	-	4,193,794	-	-	-	(4,192)
Shares	183,319	19,426	(4,477)	2,860	(1,617)	(601)
Other	524,705	90,275	(3,923)	235	(3,688)	(1,583)
Commitments to sell - sold position	**5,906,493**	**2,315,203**	**(163,014)**	**1,792**	**(161,222)**	**(16,915)**
Foreign currency	4,768,348	1,662,157	(148,873)	4,695	(144,178)	(14,935)
Indices	-	267,730	-	-	-	(951)
Shares	148,266	34,176	(4,517)	422	(4,095)	(539)
Other	989,879	351,140	(9,624)	(3,325)	(12,949)	(490)
Forward			**265,981**	**69**	**266,050**	**85,131**
Purchase receivable - fixed rates			**1,959**	-	**1,959**	-
Purchase payable - Interbank market			**(1,387,126)**	-	**(1,387,126)**	-
Sales receivable			**1,651,148**	**69**	**1,651,217**	**85,131**
Interbank market			1,387,126	-	1,387,126	-
Shares			264,022	69	264,091	85,131
Other derivative financial instruments [1]	**5,163,393**	**4,512,191**	**36,789**	**(2,651)**	**34,138**	**57,103**
Asset position	2,960,146	2,995,357	80,159	552	80,711	250,785
Liability position	2,203,247	1,516,834	(43,370)	(3,203)	(46,573)	(193,682)
		ASSET	**2,907,084**	**76,446**	**2,983,530**	**1,263,324**
		LIABILITY	**(2,234,938)**	**(8,389)**	**(2,243,327)**	**(857,921)**
		TOTAL	**672,146**	**68,057**	**740,203**	**405,403**

Derivative contracts mature as follows (in days):

Clearing	0 - 30	31 - 180	181 - 365	Over 365	03/31/2005	03/31/2004
Futures	8,149,790	31,322,532	18,599,315	13,897,347	71,968,984	43,571,429
Swaps	3,658,913	12,126,326	6,525,576	6,084,813	28,395,628	31,355,460
Options	20,102,841	12,028,366	8,885,708	2,749,354	43,766,269	25,439,695
Other	912,127	998,188	876,791	2,376,287	5,163,393	4,512,191

(1) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

f) Changes in the adjustment to market value for the period

	01/01 to 03/31/2005	01/01 to 03/31/2004
Opening balance	**356,238**	**403,484**
Adjustments with impacts on:		
Net income	(1,894)	(122,354)
Stockholders' equity	(193,226)	(46,014)
Write-offs due to permanent losses	38,202	-
Closing balance	**199,320**	**235,116**
Adjustment to market value	599,320	780,116
Trading securities	(8,823)	25,310
Securities available for sale	540,086	712,421
Derivative financial instruments (Assets and liabilities)	68,057	42,385
Additional provision (*)	(400,000)	(545,000)

(*) *Aims at covering risks of current and future fluctuation in the prices, considering the high volatilty scenarios.*

The following table shows the balance regarding the additional provision for securities plus the unrealized gain of securities available for sale and of securities held to maturity:

	03/31/2005	03/31/2004
Additional provision	400,000	545,000
Adjustment to securities available for sale - Stockholders' equity	540,086	712,421
Adjustment to securities held to maturity (*)	163,020	255,097
Total Unrealized Gain	**1,103,106**	**1,512,518**

(*) *At 03/31/2005 includes the amount of R$ 8,118 (R$ 107,320 at 03/31/2004) regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in the results.*

g) Realized gain of securities portfolio

	01/01 to 03/31/2005	01/01 to 03/31/2004
Gain (loss) – trading securities and derivative financial instruments	31,539	(36,142)
Gain (loss) – securities available for sale	32,607	16,863
Total of realized gain	**64,146**	**(19,279)**
Adjustment to market value with impact on net income	(1,894)	(122,351)
Total	**62,252**	**(141,630)**

NOTE 7 - LOAN, LEASING AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with characteristics of credit assignment

I- By type of operations and risk level

Risk levels	AA	A	B	C	D	E	F	G	H	Total	03/31/2004 Total
						03/31/2005					
Loan operations	**5,427,141**	**17,877,271**	**9,999,861**	**1,713,758**	**1,751,009**	**965,509**	**798,728**	**146,556**	**406,322**	**39,086,155**	**32,697,738**
Loans and discounted trade receivables	2,495,967	10,103,351	6,765,692	1,208,424	1,170,361	662,985	701,805	105,067	205,766	23,419,418	17,290,479
Financing	1,990,858	6,565,747	1,910,761	304,538	330,520	46,601	43,559	12,658	110,444	11,315,685	11,675,301
Farming and agribusiness industries	934,895	882,072	393,616	24,894	11,578	218,901	971	68	7,158	2,474,153	1,734,746
Real estate financing	5,421	326,101	929,792	175,902	238,550	37,022	52,393	28,763	82,954	1,876,899	1,997,212
Leasing operations	98,982	3,048,521	1,141,051	225,063	352,720	26,364	32,531	6,918	44,857	4,977,007	1,570,863
Credit card operations	-	2,959,411	1,170,873	166,390	336,132	128,987	75,966	34,028	179,527	5,051,314	2,958,687
Advances on exchange contracts (1)	434,809	602,485	572,754	95,175	11,475	2,345	281	574	428	1,720,326	1,509,347
Other receivables (2)	1,272	48,722	66,581	3,171	4,392	472	1,519	771	18,052	144,952	134,227
Total operations with characteristics of credit assignment	**5,962,204**	**24,536,410**	**12,951,120**	**2,203,557**	**2,455,728**	**1,123,677**	**909,025**	**188,847**	**649,186**	**50,979,754**	**38,870,862**
Endorsements and sureties (3)										6,032,326	5,885,433
Total with endorsements and sureties	5,962,204	24,536,410	12,951,120	2,203,557	2,455,728	1,123,677	909,025	188,847	649,186	57,012,080	44,756,295
Total - 03/31/2004	4,859,421	16,136,504	11,420,241	1,858,699	1,870,593	931,596	737,222	129,939	926,647	38,870,862	

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Other Credits/Liabilities - Foreign Exchange Portfolio (Note 8).
(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.
(3) Recorded in Memorandum Accounts.

II- By maturity and risk level

	03/31/2005										03/31/2004
	AA	A	B	C	D	E	F	G	H	Total	Total
	ABNORMAL SITUATION (1) (2)										
Falling due installments	**-**	**-**	**334,559**	**230,958**	**393,644**	**182,409**	**244,610**	**71,206**	**151,852**	**1,609,238**	**1,448,282**
01 to 30	-	-	17,106	12,536	23,437	14,038	16,956	4,357	10,208	98,637	91,690
31 to 60	-	-	14,265	10,327	19,486	11,479	14,493	4,179	7,272	81,502	75,439
61 to 90	-	-	13,545	9,313	17,563	9,952	12,744	3,725	6,496	73,337	71,076
91 to 180	-	-	38,547	27,098	49,736	30,066	36,699	10,407	18,726	211,280	204,152
181 to 365	-	-	68,080	48,117	80,269	42,638	55,622	15,063	33,166	342,954	310,460
Over 365	-	-	183,016	123,567	203,153	74,236	108,096	33,475	75,984	801,528	695,465
Overdue installments	**-**	**-**	**105,741**	**109,085**	**294,836**	**178,651**	**176,551**	**107,909**	**373,787**	**1,346,560**	**1,198,592**
01 to 14	-	-	1,467	7,459	8,601	5,621	7,262	2,163	3,340	35,913	28,310
15 to 30	-	-	104,274	13,472	100,270	27,433	22,000	3,340	8,307	279,096	221,952
31 to 60	-	-	-	88,154	93,155	35,939	28,211	6,454	13,805	265,719	222,703
61 to 90	-	-	-	-	92,810	30,536	25,072	7,930	12,128	168,475	159,884
91 to 180	-	-	-	-	-	79,122	94,006	88,022	67,615	328,765	230,158
181 to 365	-	-	-	-	-	-	-	-	240,607	240,607	233,189
Over 365	-	-	-	-	-	-	-	-	27,985	27,985	102,396
SUBTOTAL	**-**	**-**	**440,300**	**340,043**	**688,480**	**361,060**	**421,161**	**179,115**	**525,639**	**2,955,798**	**2,646,874**
SPECIFIC ALLOWANCE	**-**	**-**	**(4,403)**	**(10,201)**	**(68,848)**	**(108,318)**	**(210,580)**	**(126,499)**	**(525,639)**	**(1,054,489)**	**(1,177,089)**
SUBTOTAL 03/31/2004	**-**	**-**	**313,565**	**322,554**	**548,463**	**229,989**	**310,735**	**121,672**	**799,896**	**2,646,874**	
	NORMAL SITUATION										
Falling due installments	**5,912,288**	**24,413,003**	**12,389,560**	**1,827,508**	**1,703,531**	**744,213**	**475,145**	**9,285**	**119,106**	**47,593,639**	**35,945,984**
01 to 30	1,217,228	5,878,566	3,815,125	592,815	552,498	131,490	71,640	3,276	40,827	12,303,464	8,657,486
31 to 60	790,967	2,165,102	1,327,981	236,547	114,148	36,039	28,439	447	7,551	4,707,221	3,298,115
61 to 90	879,762	1,558,099	992,044	160,987	77,750	29,634	22,833	315	10,111	3,731,534	2,758,764
91 to 180	892,497	2,699,691	1,488,349	176,319	173,350	80,195	64,427	1,382	17,912	5,594,121	4,551,294
181 to 365	557,507	3,309,362	1,518,108	215,343	249,078	113,730	101,520	1,175	11,546	6,077,371	5,099,244
Over 365	1,574,327	8,802,183	3,247,953	445,497	536,707	353,125	186,286	2,690	31,159	15,179,928	11,581,081
Overdue up to 14 days	**49,917**	**123,407**	**121,260**	**36,006**	**63,717**	**18,404**	**12,719**	**447**	**4,441**	**430,318**	**278,004**
SUBTOTAL	**5,962,204**	**24,536,410**	**12,510,820**	**1,863,514**	**1,767,248**	**762,617**	**487,864**	**9,732**	**123,547**	**48,023,957**	**36,223,988**
GENERIC ALLOWANCE	**-**	**(122,682)**	**(125,108)**	**(55,905)**	**(176,725)**	**(228,786)**	**(243,932)**	**(6,813)**	**(123,547)**	**(1,083,498)**	**(926,310)**
SUBTOTAL 03/31/2004	**4,859,421**	**16,136,504**	**11,106,675**	**1,536,145**	**1,322,130**	**701,607**	**426,487**	**8,267**	**126,750**	**36,223,986**	**-**
TOTAL	**5,962,204**	**24,536,410**	**12,951,120**	**2,203,557**	**2,455,728**	**1,123,677**	**909,025**	**188,847**	**649,186**	**50,979,754**	**38,870,862**
EXISTING ALLOWANCE	**-**	**(122,682)**	**(172,729)**	**(220,136)**	**(736,473)**	**(561,727)**	**(636,226)**	**(188,828)**	**(649,186)**	**(3,287,987)**	**(3,103,399)**
Minimum required allowance (3)	-	(122,682)	(129,511)	(66,107)	(245,573)	(337,104)	(454,512)	(133,312)	(649,186)	(2,137,987)	(2,103,399)
Additional allowance (4)	-	-	(43,218)	(154,029)	(490,900)	(224,623)	(181,714)	(55,516)	-	(1,150,000)	(1,000,000)
TOTAL 03/31/2004	**4,859,421**	**16,136,504**	**11,420,241**	**1,858,699**	**1,870,593**	**931,596**	**737,222**	**129,939**	**926,646**	**38,870,862**	
EXISTING ALLOWANCE 03/31/2004	**-**	**(80,683)**	**(237,782)**	**(185,684)**	**(560,990)**	**(465,706)**	**(515,982)**	**(129,926)**	**(926,646)**	**(3,103,399)**	
Minimum required allowance (3)	-	(80,683)	(114,202)	(55,761)	(187,059)	(279,479)	(368,611)	(90,958)	(926,646)	(2,103,399)	
Additional allowance (4)	-	-	(123,580)	(129,923)	(373,931)	(186,227)	(147,371)	(38,968)	-	(1,000,000)	

(1) For the operations presenting overdue installments for more than 14 days or responsibility of bankrupted companies, or under bankruptcy process.

(2) The balance of non-accrual operations amount to R$ 1,491,013 (R$ 1,538,012 at 03/31/2004).

(3) The policy of not using the classification of level "AA" for micro, small and medium companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by the recording of a provision upon the extension of credit.

(4) Allocated, by BACEN request, so as to explain, at each risk level, the excess measured through the use of statistic models to evaluate the portfolios under conditions of "stress" in the economic scenario.

III) By business sector

	03/31/2005	%	03/31/2004	%
PUBLIC SECTOR	**1,310,065**	**2.6**	**1,155,008**	**3.0**
Chemical and Petrochemical	342,379	0.7	398,845	1.0
Generation and distribution of electric energy	726,827	1.4	637,639	1.6
Other	240,859	0.5	118,524	0.3
PRIVATE SECTOR	**49,669,689**	**97.4**	**37,715,854**	**97.0**
CORPORATIONS	**27,020,669**	**53.0**	**22,718,697**	**58.4**
INDUSTRY	**12,652,588**	**24.8**	**10,736,735**	**27.6**
Food and beverages	1,995,006	3.9	1,836,107	4.7
Steel and metalurgy	1,215,212	2.4	1,410,361	3.6
Chemical and Petrochemical	1,681,249	3.3	1,957,488	5.0
Electrical and electronic	748,103	1.5	554,195	1.4
Paper and pulp	747,011	1.5	709,012	1.8
Light and heavy vehicles	989,861	1.9	277,943	0.7
Textile and clothing	609,767	1.2	446,539	1.1
Mechanics	388,892	0.8	243,160	0.6
Tobacco	491,673	1.0	489,795	1.3
Fertilizers, insecticides and crop protection	1,061,418	2.1	766,830	2.0
Autoparts and accessories	590,981	1.2	343,131	0.9
Construction material	479,659	0.9	470,907	1.2
Pharmaceuticals	127,944	0.3	146,381	0.4
Wood and furniture	589,369	1.2	303,668	0.8
Tractors and agribusiness machinery	127,172	0.2	188,210	0.5
Other	809,271	1.6	593,008	1.5
COMMERCE	**3,555,463**	**7.0**	**2,528,204**	**6.5**
Retailers	2,772,532	5.4	1,960,183	5.0
Wholesale	513,582	1.0	351,464	0.9
Other	269,349	0.5	216,557	0.6
SERVICES	**8,179,050**	**16.0**	**7,562,652**	**19.5**
Telecommunications	1,233,406	2.4	1,952,012	5.0
Electrical energy generation and distribution	1,794,191	3.5	1,883,977	4.8
Financial	621,137	1.2	593,069	1.5
Service companies	1,379,673	2.7	999,171	2.6
Contractors and real estate agents	644,156	1.3	430,726	1.1
Real estate financing (company)	153,595	0.3	77,747	0.2
Public services concessionaires	317,387	0.6	396,181	1.0
Transportation	453,436	0.9	361,277	0.9
Communications	253,259	0.5	72,352	0.2
Other	1,328,810	2.6	796,140	2.0
PRIMARY SECTOR	**2,241,085**	**4.4**	**1,727,879**	**4.4**
Mining	312,286	0.6	277,835	0.7
Farming and live stock	1,879,468	3.7	1,401,668	3.6
Other	49,331	0.1	48,376	0.1
OTHER	**392,483**	**0.8**	**163,227**	**0.4**
INDIVIDUALS	**22,649,020**	**44.4**	**14,997,157**	**38.6**
Credit cards	5,033,185	9.9	2,958,687	7.6
Real estate financing	1,723,304	3.4	1,919,464	4.9
Consumer loans/vehicles/overdraft	15,892,531	31.2	10,119,006	26.0
TOTAL	**50,979,754**	**100.0**	**38,870,862**	**100.0**

b) Credit Concentration

Loan, leasing and other credit operations (*)	03/31/2005		03/31/2004	
	Risk	% of total	Risk	% of total
Largest debtor	571,572	1.0	780,980	1.7
20 largest debtors	6,643,837	11.7	7,522,089	16.8
50 largest debtors	11,711,703	20.5	12,307,646	27.5
100 largest debtors	15,972,607	28.0	16,321,440	36.5

Loan, leasing and other credit operations and securities of companies and financial institutions (*)	03/31/2005		03/31/2004	
	Risk	% of total	Risk	% of total
Largest debtor	905,532	1.3	938,183	1.7
20 largest debtors	10,890,307	16.0	11,083,775	20.6
50 largest debtors	18,143,326	26.6	17,865,021	33.1
100 largest debtors	24,243,499	35.6	23,264,417	43.1

(*) The amounts include endorsements and sureties.

c) Allowance for loan losses Evolution

	01/01 to 03/31/2005	01/01 to 03/31/2004
Opening balance	**(3,053,555)**	**(3,162,967)**
Balance from institutions acquired	-	(3,480)
Net increase for the period	(755,608)	(362,996)
Write-Offs (1)	521,176	426,044
Closing balance	**(3,287,987)**	**(3,103,399)**
Specific allowance (2)	(1,054,489)	(1,177,089)
Generic allowance (3)	(1,083,498)	(926,310)
Additional allowance (4)	(1,150,000)	(1,000,000)

(1) Including additional write-offs on the allowance for loan losses, for operations that management considers as having realization expectation in long-term.

(2) For operations with past due installments of over 14 days or under responsibility of bankrupted companies or in bankruptcy process.

(3) For operations not covered by the previous item due to the classification of the client or operation.

(4) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Obs: The specific and generic allowances reflect the effects of a supplementary allowance totaling R$ 272,463 (R$ 190,737 at 3/31/2004) as it does not consider the option established by article 5 of BACEN Resolution 2682, altered by article 2 of BACEN Resolution 2697/2000, that the loan transactions with clients whose total liability is below R$ 50 (Fifty thousand reais), could be determined based only on the overdue amounts.

At March 31, 2005, the balance of the allowance for loan losses in relation to the credit portfolio is equivalent to 6.4% (8.0% at 03/31/2004).

d) Recovery and Renegotiation of Credits

I- Composition of the result of allowance for loan losses

	01/01 to 03/31/2005	01/01 to 03/31/2004
Net increase for the period	(755,608)	(362,996)
Recoveries	162,198	161,085
Renegotiation	54,158	29,777
Receipt	108,040	131,308
Result of allowance for loan losses	**(593,410)**	**(201,911)**

II- Renegotiated Credits

	03/31/2005	03/31/2004
Renegotiated credits	990,703	1,391,260
Allowance for loan losses	(407,748)	(384,420)
(%)	41.2	27.6

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	03/31/2005	03/31/2004
ASSETS - OTHER RECEIVABLES	**13,417,021**	**10,787,655**
Exchange purchase pending settlement - foreign currency (*)	6,426,618	4,834,938
Foreign currency bills exchange and term document - foreign currency	1,097	1,962
Exchange sale rights - local currency	7,118,452	6,062,515
(-) Advances received - local currency	(129,146)	(111,760)
LIABILITIES - OTHER LIABILITIES	**13,567,260**	**10,873,093**
Exchange sales pending settlement - foreign currency	7,004,839	5,642,534
Exchange purchase liabilities - local currency (*)	6,560,449	5,224,372
Other	1,972	6,187
MEMORANDUM ACCOUNTS	**123,460**	**139,124**
Outstanding import credits - foreign currency	73,500	113,284
Confirmed export credits - foreign currency	49,960	25,840

(*) Net value of advances on exchange contracts included in the Loan Portfolio (Note 7 al).

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a) Summary

	03/31/2005						03/31/2004	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	34,340,607	4,377,707	3,842,124	1,464,244	44,024,682	53.9	34,605,925	43.3
Money market	7,174,488	2,399,381	999,244	6,793,855	17,366,968	21.2	21,395,554	26.8
Funds from acceptance and issuance of securities	365,713	523,308	224,835	2,635,981	3,749,837	4.6	3,491,822	4.4
Borrowings and onlendings	405,366	2,894,596	1,782,144	5,147,218	10,229,324	12.5	13,525,493	17.0
Securitization of payment orders abroad	-	258,965	258,567	1,124,878	1,642,410	2.0	1,906,364	2.4
Subordinated debts	-	56,830	265	4,712,782	4,769,877	5.8	4,854,649	6.1
TOTAL	**42,286,174**	**10,510,787**	**7,107,179**	**21,878,958**	**81,783,098**		**79,779,807**	
% per maturity date	51.6	12.9	8.7	26.8				
TOTAL - 03/31/2004	**38,018,810**	**17,684,968**	**5,956,315**	**18,119,714**	**79,779,807**			
% per maturity date	47.6	22.2	7.5	22.7				

b) Deposits

	03/31/2005						03/31/2004	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	10,487,531	-	-	-	10,487,531	23.8	8,797,544	25.4
Savings accounts	19,023,655	-	-	-	19,023,655	43.2	17,530,047	50.7
Interbank	839,329	160,064	50,820	5,186	1,055,399	2.4	450,514	1.3
Time deposits	3,809,114	4,217,643	3,791,304	1,459,058	13,277,119	30.2	7,827,820	22.6
Other deposits	180,978	-	-	-	180,978	0.4	-	0.0
TOTAL	**34,340,607**	**4,377,707**	**3,842,124**	**1,464,244**	**44,024,682**		**34,605,925**	
% per maturity date	78.1	9.9	8.7	3.3				
TOTAL - 03/31/2004	**30,253,107**	**2,135,061**	**1,014,124**	**1,203,633**	**34,605,925**			
% per maturity date	87.4	6.2	2.9	3.5				

c) Money market

	03/31/2005						03/31/2004	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	**2,392,910**	**2,372,620**	**999,244**	**6,740,105**	**12,504,879**	**72.0**	**7,298,015**	**34.1**
Public securities	348,544	17,695	869	6,069	373,177	2.1	773,224	3.6
Private securities	160,867	46,269	81,389	-	288,525	1.7	-	-
Own issue	975,335	2,086,989	904,437	6,707,224	10,673,985	61.5	5,856,822	27.4
Foreign	908,164	221,667	12,549	26,812	1,169,192	6.7	667,969	3.1
Third-parties' portfolio	**4,781,578**	**26,761**	**-**	**53,750**	**4,862,089**	**28.0**	**4,098,912**	**19.2**
Free portfolio	**-**	**-**	**-**	**-**	**-**	**-**	**9,998,627**	**46.7**
TOTAL	**7,174,488**	**2,399,381**	**999,244**	**6,793,855**	**17,366,968**		**21,395,554**	
% per maturity date	41.3	13.8	5.8	39.1				
TOTAL - 03/31/2004	**6,271,663**	**10,690,349**	**1,323,367**	**3,110,175**	**21,395,554**			
% per maturity date	29.3	50.0	6.2	14.5				

d) Funds from acceptances and issuance of securities

	03/31/2005						03/31/2004	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
MORTGAGE NOTES	-	-	-	-	-	-	154,412	4.4
DEBENTURES	-	-	-	-	-	-	719,269	20.6
FOREIGN BORROWING IN SECURITIES	365,713	523,308	224,835	2,635,981	3,749,837	100.0	2,618,141	75.0
Trade Related - Issued overseas - Bankers Acceptance	7,186	42,131	-	-	49,317	1.3	15,054	0.4
Non-Trade Related	358,527	481,177	224,835	2,635,981	3,700,520	98.7	2,603,087	74.6
Issued in Brazil - Fixed Rate Notes	3,040	6,998	-	268,080	278,118	7.4	103,090	3.0
Issued overseas	355,487	474,179	224,835	2,367,901	3,422,402	91.3	2,499,997	71.6
Brazil Risk Note Programme	27,508	161,513	163,730	530,861	883,612	23.6	18,052	0.5
Euro CD	79,891	608	20,560	-	101,059	2.7	229,398	6.6
Euro Medium Term Note Programme	82,756	261,514	-	19,011	363,281	9.7	656,786	18.8
Euronotes	159,263	2,431	-	296,579	458,273	12.2	594,055	17.0
Fixed Rate Notes	6,069	13,708	40,545	1,521,450	1,581,772	42.2	964,243	27.6
Note Programme	-	34,405	-	-	34,405	0.9	37,463	1.1
TOTAL	365,713	523,308	224,835	2,635,981	3,749,837		3,491,822	
% per maturity date	9.7	14.0	6.0	70.3				
TOTAL - 03/31/2004	105,165	554,664	950,680	1,881,313	3,491,822			
% per maturity date	3.0	15.9	27.2	53.9				

e) Borrowings and onlendings

	03/31/2005						03/31/2004	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	**286,159**	**2,375,319**	**1,257,276**	**2,213,767**	**6,132,521**	**60.0**	**9,072,213**	**67.1**
Local	85,729	65,041	620	5,772	157,162	1.6	237,769	1.8
Foreign (*)	200,430	2,310,278	1,256,656	2,207,995	5,975,359	58.4	8,834,444	65.3
ONLENDINGS	**119,207**	**519,277**	**524,868**	**2,933,451**	**4,096,803**	**40.0**	**4,453,280**	**32.9**
Local onlendings - official institutions	**119,207**	**519,277**	**499,488**	**2,933,451**	**4,071,423**	**39.8**	**4,390,604**	**32.5**
BNDES	61,083	328,696	323,632	2,018,968	2,732,379	26.7	2,881,246	21.3
FINAME	25,652	144,381	154,893	886,301	1,211,227	11.8	1,384,684	10.2
Other	32,472	46,200	20,963	28,182	127,817	1.3	124,674	1.0
Interbank	-	-	25,380	-	**25,380**	**0.2**	**62,676**	**0.4**
TOTAL	**405,366**	**2,894,596**	**1,782,144**	**5,147,218**	**10,229,324**		**13,525,493**	
% per maturity date	4.0	28.3	17.4	50.3				
TOTAL - 03/31/2004	1,388,875	4,137,347	2,389,587	5,609,684	13,525,493			
% per maturity date	10.3	30.6	17.6	41.5				

(*) Foreign borrowings are basically represented by investments in foreign trade transactions related to export pre-financing and import financing.

f) Securitization of Payment Orders Abroad

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

| | 03/31/2005 | | | |
	31-180	181-365	Over 365	Total
Securitization of payment orders abroad	**258,965**	**258,567**	**1,124,878**	**1,642,410**
% per maturity date	15.8	15.7	68.5	
TOTAL - 03/31/2004	**117,494**	**278,557**	**1,510,313**	**1,906,364**
% per maturity date	6.2	14.6	79.2	

g) Subordinated Debt

Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837 of 05/30/2001, are as follows:

	03/31/2005					03/31/2004	
	31-180	181-365	Over 365	Total	%	Total	%
CDB (1)	41,008	-	1,819,008	1,860,016	39.0	1,714,929	35.3
Debentures (2)	4,660	-	600,000	604,660	12.7	603,433	12.4
Euronotes (3)	11,162	-	1,245,765	1,256,927	26.3	1,392,754	28.7
Redeemable preferred shares (4)	-	265	1,048,009	1,048,274	22.0	1,143,533	23.6
TOTAL	**56,830**	**265**	**4,712,782**	**4,769,877**		**4,854,649**	
% per maturity date	1.2	0.1	98.7				
TOTAL - 03/31/2004	**49,809**	**244**	**4,804,596**	**4,854,649**			
% per maturity date	1.0	0.0	99.0				

(1) Bank Deposit Certificates:
- *issued on 12/23/2002, with nominal value of R$ 850,000, with maturity date on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% p.a.;*
- *issued on 02/26/2003, with nominal value of R$ 673,103, with maturity date on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.*

(2) Non-convertible debentures:
- *issued on 09/01/2001, with nominal value of R$ 600,000, with maturity date on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.*

(3) Euronotes:
- *issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;*
- *issued on 08/13/2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;*
- *issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity date on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.*

(4) Redeemable preferred shares:
- *issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity date on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.*

NOTE 10 - INSURANCE, LIFE INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the Technical Provisions

	03/31/2005	03/31/2004
Insurance	**1,128,760**	**996,894**
Unearned premiums	609,236	515,946
Unsettled claims	323,260	326,834
IBNR	159,731	130,785
Elapsed risks	24,037	8,067
Mathematical reserve - Insurance	11,665	15,262
Redemption and other unregularized amounts	831	-
Life insurance and pension plan	**9,391,936**	**6,365,974**
Unearned premiums	202,247	161,974
Unsettled claims	33,411	31,682
IBNR	42,794	34,465
Mathematical reserve - benefits to be granted	8,694,920	5,860,556
Mathematical reserve - benefits granted	80,567	48,253
Financial surplus	179,516	134,822
Financial fluctuation	85,881	68,736
Risk fluctuation	14,185	3,954
Insuficient contributions (*)	40,240	10,941
Redemption and other unregularized amounts	10,041	8,622
Premium defficiency	6,439	-
Unexpired risks	1,239	1,161
Unsettled benefits	456	808
Capitalization	**1,033,182**	**957,483**
Mathematical reserve for redemptions	942,611	856,276
Contingencies	76,416	87,037
Prizes	14,155	14,170
TOTAL	**11,553,878**	**8,320,351**

(*) Recorded based on actuarial evaluation in sufficient amount for the settlement of obligations.

b) Guarantor Resources of Technical Provision - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004
Short-term interbank deposits - Money market	57,833	190,287	56,487	-	141,348	462,875	255,668	653,162
Securities and derivative financial instruments	827,620	640,291	9,192,433	6,388,089	910,787	533,743	10,930,840	7,562,123
PGBL/VGBL fund quotas (1)	-	-	7,436,286	4,716,047	-	-	7,436,286	4,716,047
Other securities	827,620	640,291	1,756,147	1,672,042	910,787	533,743	3,494,554	2,846,076
Public	225,266	135,586	991,797	240,631	129,730	129,015	1,346,793	505,232
Private	602,354	504,705	764,350	1,431,411	781,057	404,728	2,147,761	2,340,844
Credit rights (2)	226,151	203,891	161,330	128,087	-	-	387,481	331,978
Properties	39,820	43,359	-	-	-	-	39,820	43,359
TOTAL	**1,151,424**	**1,077,828**	**9,410,250**	**6,516,176**	**1,052,135**	**996,618**	**11,613,809**	**8,590,622**

(1) PGBL and VGBL pension plan portfolio, which ownership and embedded risks are from customer's responsibility recorded as securities, according to the SUSEP accounts plan, as a contra entry to liabilities in the Pension Plan Technical Provisions account.

(2) Recorded under Other receivables - Insurance premiums receivable.

c) Result of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	01/01 to 03/31/2005	01/01 to 03/31/2004	01/01 to 03/31/2005	01/01 to 03/31/2004	01/01 to 03/31/2005	01/01 to 03/31/2004	01/01 to 03/31/2005	01/01 to 03/31/2004
Premiums and contributions	427,825	376,710	734,286	798,884	192,549	197,425	1,354,660	1,373,019
Changes in technical provisions	3,012	4,160	(241,482)	(451,607)	(144,025)	(145,293)	(382,495)	(592,740)
Expenses with claims	(264,772)	(249,691)	(29,934)	(24,470)	-	-	(294,706)	(274,161)
Selling expenses	(78,127)	(64,464)	(6,412)	(6,675)	-	-	(84,539)	(71,139)
Expenses with benefits and redemptions	-	-	(395,374)	(253,822)	-	-	(395,374)	(253,822)
Other income and expenses	14,507	15,710	(5,064)	(775)	(1,166)	-	8,277	14,935
Result of Insurance, Life Insurance and Pension Plan and Capitalization	**102,445**	**82,425**	**56,020**	**61,535**	**47,358**	**52,132**	**205,823**	**196,092**

NOTE 11 – PROVISIONS AND CONTINGENT LIABILITIES

ITAÚ HOLDING and its subsidiaries are involved, in the ordinary course of business, in legal actions involving labor, civil, and tax and social security contingencies, filed to challenge escalation indices, labor claims, property damage and pain and suffering, and tax questioning actions. Labor contingencies result from labor claims filed by former employees and trade unions to claim alleged labor rights based on labor legislation specific to the related profession. Civil contingencies are basically derived from civil actions filed by third parties demanding compensation for property damage and pain and suffering based on a number of reasons, such as wrongful protest of notes, return of checks, and inclusion of information in credit protection registry, and most of these actions are filed in the Small Claims Court and are therefore limited to 40 minimum wages.

The table below shows the changes in and the related provisions for contingencies:

| | 01/01 to 03/31/2005 | | | |
	Labor	Civil	Other	Total
Opening balance	1,042,625	727,597	233,991	2,004,213
Foreign exchange differences	-	-	1,455	1,455
Net provision (1)	70,507	53,010	(1,673)	121,844
Payments	(53,421)	(24,718)	(4,913)	(83,052)
Closing balance (2)	1,059,711	755,889	228,860	2,044,460
Escrow deposits at 03/31/2005 (3)	539,699	160,733	-	700,432

(1) Note 12d and g; (2) Note 12b; (3) Note 12a.

The Provisions for Tax and Social Security Contingencies and the related escrow deposits are shown in Note 14c III and IV.

ITAÚ HOLDING and its subsidiaries are not involved in any other administrative proceedings or lawsuits which might significantly affect their operations in case of an unfavorable sentence.

NOTE 12 - OTHER ACCOUNTS

a) Other Sundry Receivables

	03/31/2005	03/31/2004
Tax credits (1)	3,745,212	3,895,213
Social contribution to be offset (1)	1,270,690	1,336,496
Taxes and contributions to offset	682,206	880,171
Escrow deposits in guarantee for provisions for contingent liabilities	2,202,462	2,143,675
Tax and social security appeals (2)	1,502,030	1,518,947
Labor appeals (3)	539,699	480,997
Civil appeals (3)	160,733	143,731
Deposits in guarantee for foreign fund raising program	484,440	319,150
Sundry domestic debtors	220,339	149,920
Sundry foreign debtors	54,405	80,489
Options for tax incentives	65,157	48,744
Amounts receivable - Ordinance 441/04	126,994	-
Recoverable payments	86,460	29,336
Salary advances	44,402	36,939
Amounts receivable from related companies	38,706	32,384
Other	324,151	181,172
Total	**9,345,624**	**9,133,689**

(1) Note 14b I; (2) Note 14c IV; (3) Note 11;

b) Other Sundry Liabilities

	03/31/2005	03/31/2004
Provisions for contingent liabilities (1)	2,044,460	1,924,271
Labor liabilities	1,059,711	1,081,719
Civil lawsuits	755,889	608,962
Other	228,860	233,590
Provision for personnel	323,786	280,628
Provision for sundry payments	517,057	505,807
Liabilities for official agreements and rendering of payment services	161,273	72,832
Sundry creditors - local	358,581	217,678
Sundry creditors - foreign	120,650	394,060
Agreement for rendering of services AOLA (2)	163,347	250,886
Liabilities for purchase of assets and rights	91,227	77,715
Related to insurance companies	206,148	141,907
Provision to cover actuarial deficit (3)	27,046	27,406
Amounts payable to related companies	82,303	75,306
Creditors for resources to be released	27,890	17,832
Funds from consortia members	75,719	59,924
Investment accounts payable - LASA (4)	200,000	-
Other	8,924	7,498
Total	**4,408,411**	**4,053,750**

(1) Note 11; (2) Note 21; (3) Note 20c; (4) Note 1.

c) Banking Services Fees

	01/01 to 03/31/2005	01/01 to 03/31/2004
Funds management	397,757	344,828
Funds management fees	384,530	327,977
Income from management of consortium	13,227	16,851
Current account services	348,628	288,703
Credit cards	436,573	243,714
Annual fees	108,128	84,813
Other services	328,445	158,901
Branches relationship	222,882	141,473
Services rendered by Orbitall	105,563	17,428
Credit operations and guarantees provided	270,700	195,410
Credit operations	247,443	171,490
Guarantees provided	23,257	23,920
Collection services	209,060	203,213
Collection fees	95,483	91,687
Collection services	64,727	62,111
Interbank charges (securities, checks and wire)	48,850	49,415
Other	131,352	128,949
Income from consultation to Serasa	39,164	31,677
Income from brokerage	28,109	19,759
Income from custody services and management of portfolio	11,156	9,612
Foreign exchange services	12,430	6,657
Other services	40,493	61,244
Total	**1,794,070**	**1,404,817**

d) Personnel expenses

	01/01 to 03/31/2005	01/01 to 03/31/2004
Remuneration	517,474	437,384
Charges	163,182	133,482
Social benefits	138,089	115,738
Training	7,782	8,089
Subtotal	**826,527**	**694,693**
Employee resignation and labor claims	128,450	78,686
Total	**954,977**	**773,379**

e) Other administrative expenses

	01/01 to 03/31/2005	01/01 to 03/31/2004
Data processing and telecommunication	276,187	266,030
Depreciation and amortization	144,706	136,989
Facilities	147,341	130,996
Third-party services	192,555	137,882
Financial system services	82,104	77,749
Advertising, promotions and publications	61,582	56,123
Transportation	45,708	47,385
Materials	36,421	31,409
Security	32,226	31,197
Legal	17,750	17,088
Travel expenses	9,078	8,016
Other	57,669	54,862
Total	**1,103,327**	**995,726**

f) Other operating income

	01/01 to 03/31/2005	01/01 to 03/31/2004
Reversal of operating provisions	42,470	14,806
Equity result in subsidiaries, not derived from net income	10,078	-
Recovery of charges and expenses	25,617	19,288
Net exchange variation on assets and liabilities of overseas companies	-	15,834
Other	33,453	27,085
Total	**111,618**	**77,013**

g) Other operating expenses

	01/01 to 03/31/2005	01/01 to 03/31/2004
Provision for contingencies	85,678	203,013
Tax	32,668	38,256
Civil claims (1)	53,010	137,932
Other	-	26,825
Sales - Credits cards	61,759	48,045
Losses	25,369	15,982
Equity result in subsidiaries, not derived from net income	-	7,612
Net exchange variation on assets and liabilities of overseas companies	7,704	-
Other	66,492	80,803
Total	**247,002**	**355,455**

(1) Note 11.

NOTE 13 – EXTRAORDINARY RESULT

In order to allow the adequate analysis of the financial statements for the year, the amount of R$ 142,245 was recorded in Extraordinary Result, net of the corresponding taxes, as follows:

Amortization of investments goodwill	**(142,245)**
Related to agreements and partnerships (Note 1)	(200,000)
BPI - SIC (Sociedade Independente de Comunicação S.A.)	39,755
Tax effects	18,000

NOTE 14 - TAXES

a) Composition of expenses with taxes and contributions

I) We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on Operations for the Period	01/01 to 03/31/2005	01/01 to 03/31/2004
Income before income tax and social contribution	**1,949,311**	**1,402,936**
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (*) respectively	(662,766)	(476,998)
Increase/Decrease to Income Tax and Social Contribution charges arising from:		
Permanent (Inclusions) Exclusions	**116,253**	**98,281**
Investments in affiliates	32,265	10,311
Foreign exchange variation of overseas investments	(12,795)	7,373
Interest on own capital	118,884	80,976
Non-deductible provisions and other	(22,101)	(379)
Temporary (Inclusions) Exclusions	**(104,699)**	**(118,355)**
Allowance for loan losses	(127,176)	5,066
Excess (Insufficiency) of Depreciation	116,726	16
Adjustment to market value of trading securities and derivative financial instruments	23,062	(31,952)
Labor provisions, civil and tax contingencies and other	(117,311)	(91,485)
(Increase) Offset on tax losses/Negative social contribution basis	**(87,998)**	**(11,426)**
Expenses with Income Tax and Social Contribution	**(739,210)**	**(508,498)**
Related to Temporary Differences		
Increase (reversal) for the period	192,697	83,404
Prior periods increase (reversal)	10,515	(1,927)
Income (expenses) of deferred taxes	**203,212**	**81,477**
Total income tax and social contribution	**(535,998)**	**(427,021)**

II) Composition of tax expenses:

	01/01 to 03/31/2005	01/01 to 03/31/2004
PIS and COFINS	(285,617)	(244,676)
ISS	(64,361)	(43,552)
Tax on Bank Account Outflows	(57,778)	(40,178)
Other	(17,917)	(17,787)
Total (*)	**(425,673)**	**(346,193)**

(*) According to Note 4 I.

b) Tax Credits

I) The tax credit balance segregated based on its origin and disbursements incurred (income tax and social contribution) is represented as follows:

	PROVISIONS		TAX CREDITS				
	12/31/2004	03/31/2005	12/31/2004	Realization/ Reversal	Set up	03/31/2005	03/31/2004
Reflected in results			**3,326,149**	**(466,453)**	**885,516**	**3,745,212**	**3,895,007**
Related to tax losses and negative social contribution basis			644,906	(51,845)	188,920	781,981	809,262
Related to disbursed provisions			1,199,670	(160,884)	244,780	1,283,566	1,581,515
Allowance for loan losses			786,627	(131,609)	211,258	866,276	1,132,113
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities) (1)			-	-	-	-	66,643
Allowance for real estate			41,150	(7,420)	-	33,730	50,199
Other			371,893	(21,855)	33,522	383,560	332,560
Related to non-disbursed provisions (2)	5,262,550	5,845,564	1,481,573	(253,724)	451,816	1,679,665	1,504,230
Related to the operation	3,862,550	4,295,564	1,153,433	(253,724)	401,200	1,300,909	980,711
Interest on own capital	415,707	672,952	134,151	(101,276)	188,740	221,615	4,802
Tax and social security contingencies	1,242,752	1,363,032	320,636	(686)	38,254	358,204	292,138
Labor contingencies	903,732	921,284	279,625	(19,362)	25,511	285,774	308,138
Civil Lawsuits	675,953	727,452	217,745	(7,734)	25,646	235,657	196,244
Other	624,406	610,844	201,276	(124,666)	123,049	199,659	179,389
Related to provisions in excess in relation to the minimum required not disbursed	1,400,000	1,550,000	328,140	-	50,616	378,756	523,519
Allowance for loan losses	1,000,000	1,150,000	328,140	-	50,616	378,756	338,219
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities) (1)	400,000	400,000	-	-	-	-	185,300
Reflected in stockholders' equity - adjustment to market value of securities available for sale (1)	-	-	-	-	-	-	206
Total	5,262,550	5,845,564	3,326,149	(466,453)	885,516	3,745,212	3,895,213
Social Contribution to Offset arising from Option foreseen in article 8th of Provisional Measure 2158-35, of August 24, 2001.			1,277,434	(6,744)	-	1,270,690	1,336,496

(1) Note 2b.
(2) From a financial point of view, rather than recording the provision of R$ 5,845,564 (R$ 5,262,550 at 12/31/2004) and Tax Credits of R$ 1,679,665 (R$ 1,481,573 at 12/31/2004), only the net provisions of the corresponding tax effects should be considered, which would reduce the total Tax Credits to R$ 2,021,319 (R$ 1,844,576 at 12/31/2004).

II) The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35/01, existing at March 31, 2005, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

| Realization Year | Tax Credits | | | Social Contribution to Offset |
	Temporary Differences	Tax Loss and Negative Basis	TOTAL	
2005	1,365,232	453,878	1,819,110	154,102
2006	553,817	328,103	881,920	210,506
2007	403,507	-	403,507	230,953
2008	242,523	-	242,523	258,352
2009	65,833	-	65,833	283,153
after 2009	332,319	-	332,319	133,624
Total	2,963,231	781,981	3,745,212	1,270,690
Present Value (*)	2,600,280	718,470	3,318,750	1,054,775

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual values.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis are not used as indications of future net income.

III) Unrecorded tax credits amount to R$ 332,287 (R$ 233,796 at 03/31/2004).

c) Taxes and Social Security Contributions and Deposits for Interposition of Tax and Social Security Resources

I) The balance of Taxes and Social Security Contributions is represented as follows:

	03/31/2005	03/31/2004
Taxes and contributions on income payable	481,152	307,641
Taxes and contributions payable	202,913	298,917
Provision for deferred income tax and social contribution	712,558	656,320
Provision for tax and social security contingencies	2,600,618	2,139,843
Total	**3,997,241**	**3,402,721**

II) Change in Deferred Income Tax and Social Contribution

	12/31/2004	Realization / Reversal	Set up	03/31/2005	03/31/2004
Reflected in income and expense accounts	**472,104**	**(18,893)**	**155,712**	**608,923**	**366,598**
Depreciation in excess - Leasing	350,336	(4,131)	120,824	467,029	226,164
Taxation on results abroad - Capital Gains	67,039	(2,948)	-	64,091	66,360
Adjustment from operations in futures market	-	-	30,568	30,568	-
Revaluation reserve	8,680	(842)	15	7,853	9,070
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities)	-	-	-	-	60,537
Other	46,049	(10,972)	4,305	39,382	4,467
Reflected in stockholders' equity accounts - Adjustment to market value of securities available for sale (1)	**146,980**	**(43,345)**	**-**	**103,635**	**289,722**
Total	**619,084**	**(62,238)**	**155,712**	**712,558**	**656,320**

(1) Note 2b.

III) Change in Tax and Social Security Contingencies

	01/01 to 03/31/2005	01/01 to 03/31/2004
Opening balance	**2,482,474**	**2,063,685**
Change in the period reflected in results	126,533	76,158
Charges on taxes	35,742	26,421
Net recognition	90,904	53,078
Write-offs through reversal	(113)	(3,341)
Payments	(8,389)	-
Closing balance	**2,600,618**	**2,139,843**

IV) Change in Deposits for Interposition of Tax and Social Security Resources

	01/01 to 03/31/2005
Opening balance	**1,404,357**
Appropriation of income	582
Change in the period	97,091
Deposited	107,102
Calculations	(7,863)
Conversion into income	(2,148)
Closing balance	**1,502,030**

d) Taxes Paid or Provided for and Withheld from Clients

We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on the financial intermediation:

	01/01 to 03/31/2005	01/01 to 03/31/2004
Taxes paid or provided for	1,475,951	1,083,365
Taxes withheld and collected from clients	1,267,947	1,316,952
Total	**2,743,898**	**2,400,317**

NOTE 15 - INVESTMENTS

a) Composition of investments

	03/31/2005	03/31/2004
Share of equity in affiliates - local	**114,336**	**123,084**
AGF Brasil Seguros S.A.	114,336	123,084
Share of equity in affiliates - foreign	**572,425**	**703,962**
BPI – SGPS S.A. (BPI) (1)	567,851	701,550
Other	4,574	2,412
Other investments	**254,902**	**255,436**
Investments by tax incentives	111,487	121,195
Equity securities	40,532	36,689
Shares and quotas	25,831	29,548
Other	77,052	68,004
Provision for losses	**(99,477)**	**(120,245)**
TOTAL	**842,186**	**962,237**

(1) Reflects the adjustment mentioned in Note 16c.

b) Composition of the Result of Share of Equity in Affiliates

	01/01 to 03/31/2005	01/01 to 03/31/2004
Share of equity in affiliates – local	**2,307**	**5,859**
Share of equity in affiliates – foreign	**92,590**	**24,466**
Exchange variation in investments	(28,984)	(12,469)
Equity in the results of affiliates	121,574	36,935
Total	**94,897**	**30,325**

NOTE 16 - STOCKHOLDERS' EQUITY - ITAÚ HOLDING

a) Capital

Capital comprises 115,585,340 book entry shares with no par value, of which 60,687,553 are common and 54,897,787 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, in order to ensure a price equal to 80% of the amount paid per share with voting rights and part of the control block, as well as a dividend at least equal to that of the common shares.

The table below shows the evolution of representative shares of capital and treasury shares during the period.

	NUMBER		
	Common	Preferred	Total
Representative shares of capital at 12/31/2004 and 03/31/2005	60,687,553	54,897,787	115,585,340
Treasury shares at 12/31/2004	63,310	2,250,980	2,314,290
Purchase of shares (*)	24,893	-	24,893
Sale of shares - stock option plans	-	(430,600)	(430,600)
Treasury shares at 03/31/2005 (*)	88,203	1,820,380	1,908,583
Outstanding at 03/31/2005	60,599,350	53,077,407	113,676,757

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. We detail below the costs of the shares bought back in the period as well as the average cost of treasury shares and their market price at 03/31/2005:

Cost/market price	Common	Preferred
Purchases in the period		
Minimum	335.87	-
Weighted average	389.71	-
Maximum	426.82	-
Total Treasury Shares		
Average cost	314.84	203.03
Market price	422.00	435.00

b) Dividends

Stockholders are entitled to a minimum dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.55 per thousand shares to be paid to preferred shares.

The advance of the mandatory minimum dividend, paid as Interest on Own Capital, uses the share position of the last working day of the prior month as calculation basis, and the payment made in the first working day of the following month, in the amount of R$ 0.17 per share.

c) Prior years' adjustments

As result of the adaptation to the International Financial Reporting Standards (IFRS) in the European Union countries, an adjustment to the December 31, 2004 financial statements was identified represented basically by the adjustment to the pension plans of BPI - SGPS S.A., reflecting in ITAÚ HOLDING a decrease in this investment in the amount of R$ 86,943 recorded as a debit from retained earnings.

d) Stock Option Plan

ITAÚ HOLDING has established a Stock Option Plan in order to involve its officers in the process to develop the institution in the medium and long terms.

Up to March 31, 2005, the options were developed as follows:

					Shares			
Issuance		Vesting period until	Exercise period until	Exercise Price Restated as of 03/31/2005 (R$1)	Granted	Exercised	Cancelled	Not exercised
Nº	Data							
1st	05/15/1995	12/31/1997	12/31/2000	70.45	146,000	135,000	11,000	-
	05/15/1995	12/31/1997	12/31/2001	70.45	136,000	136,000	-	-
	07/30/2001	12/31/1997	12/31/2001	70.45	3,000	3,000	-	-
2nd	04/29/1996	12/31/1998	12/31/2001	75.92	105,000	105,000	-	-
	04/29/1996	12/31/1998	12/31/2002	75.92	240,000	230,000	10,000	-
	04/29/1996	12/31/1998	12/31/2003	75.92	252,000	252,000	-	-
3rd	02/17/1997	12/31/2001	12/31/2004	98.57	533,000	526,000	7,000	-
	06/22/2001	12/31/2001	12/31/2004	98.57	8,000	8,000	-	-
	07/30/2001	12/31/2001	12/31/2004	98.57	4,000	4,000	-	-
	10/16/2001	12/31/2001	12/31/2004	98.57	8,500	8,500	-	-
	12/28/2001	12/31/2001	12/31/2004	98.57	500	500	-	-
	02/08/2002	12/31/2001	12/31/2004	98.57	3,000	3,000	-	-
4th	02/09/1998	12/31/2002	12/31/2005	114.14	43,500	43,500	-	-
	02/09/1998	12/31/2002	12/31/2005	114.36	535,000	519,000	8,000	8,000
	06/22/2001	12/31/2002	12/31/2005	114.36	7,000	7,000	-	-
	07/30/2001	12/31/2002	12/31/2005	114.36	3,000	3,000	-	-
	12/28/2001	12/31/2002	12/31/2005	114.36	500	500	-	-
	02/08/2002	12/31/2002	12/31/2005	114.36	3,000	3,000	-	-
5th	02/22/1999	12/31/2003	12/31/2006	134.60	34,000	34,000	-	-
	02/22/1999	12/31/2003	12/31/2006	134.83	464,100	455,200	3,400	5,500
	06/22/2001	12/31/2003	12/31/2006	134.83	7,000	7,000	-	-
	07/30/2001	12/31/2003	12/31/2006	134.83	3,000	3,000	-	-
	10/16/2001	12/31/2003	12/31/2006	134.83	5,000	5,000	-	-
	12/28/2001	12/31/2003	12/31/2006	134.83	500	500	-	-
	02/08/2002	12/31/2003	12/31/2006	134.83	4,000	4,000	-	-
	01/07/2004	12/31/2003	12/31/2006	134.83	6,250	6,250	-	-
6th	02/14/2000	12/31/2004	12/31/2007	205.81	533,200	462,200	25,400	45,600
	06/22/2001	12/31/2004	12/31/2007	205.81	7,000	7,000	-	-
	10/16/2001	12/31/2004	12/31/2007	205.81	5,000	1,500	-	3,500
	12/28/2001	12/31/2004	12/31/2007	205.81	500	500	-	-
	02/08/2002	12/31/2004	12/31/2007	205.81	5,000	-	-	5,000
	01/07/2004	12/31/2004	12/31/2007	205.81	6,250	6,250	-	-
7th	02/19/2001	12/31/2005	12/31/2008	266.74	510,000	40,800	21,600	447,600
	02/19/2001	12/31/2005	12/31/2008	265.45	22,000	-	-	22,000
	10/16/2001	12/31/2005	12/31/2008	265.45	5,000	-	-	5,000
	03/10/2003	12/31/2005	12/31/2008	266.74	6,000	-	-	6,000
	01/07/2004	12/31/2005	12/31/2008	266.74	6,250	-	-	6,250
	02/16/2004	12/31/2005	12/31/2008	266.74	7,000	-	-	7,000
8th	03/04/2002	12/31/2006	12/31/2009	254.38	534,150	32,600	23,450	478,100
	03/04/2002	12/31/2006	12/31/2009	252.84	9,000	-	-	9,000
	01/07/2004	12/31/2006	12/31/2009	254.38	6,250	-	-	6,250
9th	03/10/2003	12/31/2007	12/31/2010	172.25	533,900	49,500	17,800	466,600
	03/10/2003	12/31/2007	12/31/2010	172.37	13,500	3,000	-	10,500
	01/07/2004	12/31/2007	12/31/2010	172.25	6,250	-	-	6,250
10th	02/16/2004	12/31/2008	12/31/2011	260.35	504,695	-	17,180	487,515
11th	02/21/2005	12/31/2009	12/31/2012	366.43	401,620	-	3,900	397,720
			Total		5,677,415	3,105,300	148,730	2,423,385

The exercise price of each serie is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by the IGP-M until the month prior to the option exercise date.

NOTE 17 - RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

- The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

- Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 20a; and

- Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 22f and Note 22g.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

- Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision for custody/management services.

- Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

- Rental of real estates from ITAÚSA, Fundação Itaubanco, FUNBEP and PREBEG.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

| | BOOK VALUE | | MARKET | | Unrealized income (loss) (1) (2) | | | | | |
| | | | | | Result | | | Stockholders' equity | | |
	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004		03/31/2005	03/31/2004
Interbank deposits	9,216,798	8,703,117	9,221,050	8,712,011	4,252	8,894		4,252	8,894
Securities and derivatives	29,750,255	28,801,459	29,750,255	28,801,459					
Securities unrealized result					1,103,106	1,512,518		554,902	692,777
Additional provision (exceeding minimum required)					400,000	545,000		400,000	545,000
Adjustment of securities available for sale					540,086	712,421		-	-
Adjustment of securities held to maturity					163,020	255,097		154,902	147,777
Loan, leasing operations and other credits	47,691,767	35,767,463	47,907,451	36,166,448	215,684	398,985		215,684	398,985
Investment in BPI	567,851	701,550	1,333,336	1,398,084	765,485	696,534		765,485	696,534
Time and interbank deposits and funds from acceptance and issuance of securities and local and foreign borrowings	24,214,876	20,842,369	24,205,665	20,771,857	9,211	70,512		9,211	70,512
Securitization of foreign payment orders	1,642,410	1,906,364	1,551,341	1,797,439	91,069	108,925		91,069	108,925
Subordinated debts	4,769,877	4,854,649	4,695,492	4,736,144	74,385	118,505		74,385	118,505
Treasury shares	397,365	387,764	829,090	567,342	-	-		431,725	179,578
Total unrealized					**2,263,192**	**2,914,873**		**2,146,713**	**2,274,710**

(1) Does not consider the corresponding tax effects.

(2) Includes unrealized minority interest gains amounting to R$ 335,514 (R$ 335,643 at 03/31/2004) on income and R$ 314,162 (R$ 285,864 at 03/31/2004) on stockholders' equity.

To obtain the market values for these financial instruments, the following criteria were adopted:

- Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on March 31, 2005 for floating-rate securities.

- Securities and Derivative Financial Instruments, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

- Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

- Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

- Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on March 31, 2005. The effects of hedges (swap contracts) are also taken into account.

- Securitization of the Payment Orders Abroad, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

- Subordinated Debts, based on the net present value of future fixed or post-fixed cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The post-fixed cash flows are estimated as from the interest curves of the indexation market places.

- Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 – RECLASSIFICATIONS FOR COMPARISON PURPOSES

Reclassifications to preserve the comparison due to regrouping of accounts headings, were carried out in the Balance Sheet of March 31, 2004, in the accounts of Short-term Interbank Investments, Securities of guarantor resources of technical provisions - SUSEP, and of a more adequate classification in financial income and expenses of Commissions on credit operations, Credit card operations and civil lawsuits and claims.

	Prior disclosures	Reclassifications	Reclassified balances
ASSETS			
CURRENT ASSETS AND LONG-TERM RECEIVABLES			
SHORT-TERM INTERBANK INVESTMENTS			
Money market	16,393,564	(653,162)	15,740,402
Money market - guarantor resources of technical provisions - SUSEP	-	653,162	653,162
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS			
Own portfolio	14,320,488	(109,106)	14,211,382
Related to guarantees	5,913,835	(2,736,970)	3,176,865
Guarantor resources of technical provisions - SUSEP - Other securities	-	2,846,076	2,846,076
TOTAL ASSETS	**126,979,342**	**-**	**126,979,342**
STATEMENT OF INCOME FOR THE PERIOD			
INCOME FROM FINANCIAL OPERATIONS			
Credit operations, leasing and other credits	2,392,530	(53,583)	2,338,947
GROSS INCOME FROM FINANCIAL OPERATIONS	**2,224,318**	**(53,583)**	**2,170,735**
OTHER OPERATING INCOME (EXPENSES)	**(798,602)**	**36,096**	**(762,506)**
Other administrative expenses	(1,235,334)	239,608	(995,726)
Other operating income	77,077	(64)	77,013
Other operating expenses	(152,007)	(203,448)	(355,455)
OPERATING INCOME	**1,425,716**	**(17,487)**	**1,408,229**
NON-OPERATING RESULT	**(22,780)**	**17,487**	**(5,293)**
NET INCOME	**876,152**	**-**	**876,152**

NOTE 20 – BENEFITS TO EMPLOYEES

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a) Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiaries sponsor supplementary retirement plans managed by the closed private pension entities Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundação Bemge de Seguridade Social (FASBEMGE), which also grant death benefits) in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

As regards the new employees hired as from August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the year, the contributions paid totaled R$ 6,733 (R$ 6,799 from January 1 to March 31, 2004). The contribution rate increases based on the beneficiary's salary.

b) Post-employment benefits:

ITAÚ HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the year, the contributions made totaled R$ 2,193 (R$ 4,129 from January 1 to March 31, 2004). The contribution rate increases based on the beneficiary's age.

c) Net amount of assets and actuarial liabilities of the benefit plans:

The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below.

	03/31/2005	03/31/2004
Net assets of the plans	8,549,374	7,144,131
Actuarial liabilities	(7,097,650)	(5,843,615)
Surplus (1)	1,451,724	1,300,516

(1) According to paragraph 49.g of the attachment to the CVM Resolution 371/00, the net surplus was not recognized.

In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 27,046 (R$ 27,406 at March 31, 2004) to cover insufficient actuarial reserves.

d) Changes of net assets and actuarial liabilities, and surplus

DESCRIPTION	01/01 to 03/31/2005			01/01 to 03/31/2004		
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value - beginning of the year	8,264,190	(6,967,474)	1,296,716	6,925,160	(5,731,144)	1,194,016
Expected return from assets/ Cost of current service + interest	250,921	(217,324)	33,597	210,096	(188,570)	21,526
Benefits paid	(87,148)	87,148	-	(76,099)	76,099	-
Contributions sponsors/participants	15,384	-	15,384	16,869	-	16,869
Gains/(losses) in the period (1)	106,027	-	106,027	68,105	-	68,105
Present value - end of the year	8,549,374	(7,097,650)	1,451,724	7,144,131	(5,843,615)	1,300,516

(1) The gains in assets correspond to the earnings obtained above the expected return rate of assets assumptions.

e) Main assumptions used in actuarial assessment

History	03/31/2005	03/31/2004
Discount rate	10.24 % p.a.	10.24 % p.a.
Return rate expected for the assets	12.32 % p.a.	12.32 % p.a.
Mortality table	GAM-83	GAM-83
Turnover (1)	Exp. Itaú 99/01	Exp. Itaú 99/01
Future Salary Growth	7.12 % p.a.	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit (2)	Projected Unit Credit (2)

(1) The turnover assumption is based on the effective participants of ITAÚ HOLDING, resulting in an average of 2.0% p.a. based on experience 1999/2001.

(2) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

NOTE 21 - STRATEGIC ALLIANCE WITH AMERICA ONLINE LATIN AMERICA INC.

ITAÚ HOLDING, through its subsidiaries, holds 35,937,840 class A common shares of America Online Latin America Inc. (AOLA) capital, related to the strategic alliance with that company, a joint venture established by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. The agreement, signed on June 12, 2000, and amended through the Memorandum of Understandings, dated December 14, 2002, includes the services contracted by América Online Brasil Ltda. (AOLB), subsidiary of AOLA, of interactive and marketing services by ITAÚ HOLDING, considering the final contractual term at March 24, 2006.

The original acquisition of shares did not result from any monetary disbursements, since, at the time of the subscription, an advance of the same amount was received in respect of a service agreement. Of this, the remaining amount of R$ 163,347 (R$ 250,886 at 03/31/2004), classified as sundry obligations (Note 12b), is being used in rendering services contracted and is being appropriated as revenue.

On March 23, 2005, AOLA management filed a document with the Securities and Exchange Commission (SEC) informing that, due to the non-existence of funds available or sources of funds to maintain the economic and financial equilibrium of the company, it believes that its common shares do not have nor will they have any value.

At March 31, 2005, the shares amounted to US$ 0.14 per share (US$ 1.12 at 3/31/2004), being recorded in Securities, at their market value of R$ 13,414 (R$ 117,072 at 03/31/2004), and based on the information disclosed, they had their amount fully recognized as permanent loss, which resulted in an expense for the period of R$ 37,026.

NOTE 22 - ADDITIONAL INFORMATION

a) **Investment funds and managed portfolios** - ITAÚ HOLDING, through its subsidiary companies, manages the following types of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers' and Group portfolios, domestic and foreign, distributed, as follows:

	Amount		Amount (*)		Number of funds	
	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004
Investment funds	**96,632,121**	**80,138,400**	**96,632,121**	**80,138,400**	**672**	**676**
Fixed income	93,846,567	77,185,278	93,846,567	77,185,278	600	609
Shares	2,785,554	2,953,122	2,785,554	2,953,122	72	67
Managed portfolio	**35,808,090**	**28,375,962**	**8,565,342**	**6,922,000**	**4,452**	**5,179**
Customers	18,862,483	17,264,797	4,333,288	4,157,183	4,397	5,127
Itaú Group	16,945,607	11,111,165	4,232,054	2,764,817	55	52
TOTAL	**132,440,211**	**108,514,362**	**105,197,463**	**87,060,400**	**5,124**	**5,855**

(*) It refers to the distribution after elimination of double countings of managed funds in investment funds.

b) Funds from Consortia

	03/31/2005	03/31/2004
Monthly estimate of installments receivable from participants	35,715	29,801
Group liabilities by installments	1,421,838	1,072,547
Participants - assets to be delivered	1,310,765	967,060
Funds available for participants	158,012	114,508
(In units)		
Number of managed groups	930	857
Number of current participants	134,242	119,405
Number of assets to be delivered to participants	73,892	4,704

c) **Insurance Policy** - ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee its values and assets at amounts considered sufficient to cover possible claims.

d) Foreign currencies

The balances in reais linked to foreign currency were:

	03/31/2005	03/31/2004
Permanent foreign investments	6,899,706	7,067,465
Net amount of assets and liabilities indexed to foreign currency, including derivatives	(9,722,908)	(9,674,368)
Net foreign exchange position (*)	**(2,823,202)**	**(2,606,903)**

(*) Not considering the participation of the other shareholders of Banco Itaú Europa S.A., the net foreign exchange position would be R$ (3,597,045), (R$ (3,330,273) at 03/31/2004).

Net foreign exchange position, if considering the tax effects on net balance of the other assets and liabilities linked to foreign currency, reflects the low exposure to exchange variations.

e) Restricted operations on assets

We present below information related to the restricted operations on assets, carried out as prescribed by BACEN Resolution 2921/02.

	0 - 30	31 - 180	181 - 365	Over 365	03/31/2005 Total	01/01 to 03/31/2005 Income (expenses)
Restricted operations on assets						
Credit operations	2,623	3,987	358	320,404	327,372	8,164
Liabilities for restricted operations on assets						
Liabilities for securities issued overseas	2,623	2,798	1,243	320,404	327,069	(7,858)
Net result of restricted operations						**306**

On March 31, 2005, there were no overdue transactions.

f) Fundação Itaú Social - ITAÚ HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, whose objectives are: 1) managing "Itaú Social Program" which aims at coordinating the organization's role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itaú Social Program" and 3) providing food and other similar benefits to the employees of ITAÚ HOLDING and other companies of the group.

Donations made by the consolidated companies (R$ 629 in the period) were destined to the Foundation's social investment fund, which totaled R$ 327,695 at March 31, 2005, and the income arising thereof is destined for the Foundation's social purposes.

g) Instituto Itaú Cultural – IIC - ITAÚ HOLDING and its subsidiaries are the founding members and supporters of Instituto Itaú Cultural – IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 5,150 (R$ 2,250 from January 1 to March 31, 2004).

h) Negotiation and Intermediation of Securities (Assets/Liabilities) – At March 31, 2005, the balance of this account includes an operation intermediated by Itaú Corretora de Valores S.A., on account of customers, in the amount of R$ 3,715,672 referring to the Public Offering of Purchase of Shares performed on the trading day of the São Paulo Stock Exchange (Bovespa) from March 29, 2005 and settled on April 5, 2005.

NOTE 23 - INFORMATION ON SUBSIDIARIES ABROAD

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)		Itau Bank, Ltd.		Non-Financial (3)		Banco Itaú-BBA S.A. Subsidiaries (4)		Foreign Consolidated (5)	
	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004	03/31/2005	03/31/2004
Assets														
Current and long-term receivables														
Cash and cash equivalents	72,838	15,013	44,904	443,115	55,262	54,263	54,845	28,798	38,543	33,391	38,782	45,800	259,781	607,298
Short-term interbank deposits	3,052,274	2,928,776	11	-	3,862,036	4,172,161	1,069,216	845,315	34,646	109,783	3,461,067	2,468,119	8,517,612	7,354,491
Securities	2,920,792	3,220,505	246,968	295,779	1,854,758	1,723,491	1,605,388	1,576,211	38,186	718,092	4,414,729	4,161,804	10,685,187	11,347,708
Loans, leasing operations and other credits	1,470,073	1,220,953	848,751	748,168	2,467,740	1,833,270	87,248	71,238	-	-	2,231,235	3,773,579	7,060,005	7,473,821
Prepaid expenses	31,694	77,321	2,168	1,886	8,939	3,669	239	177	213	40	9,381	12,710	52,699	95,808
Other assets	464,472	363,982	303,340	47,244	75,155	15,641	222,093	723	640,757	684,008	788,722	436,012	2,481,517	1,535,742
Permanent assets														
Investments	599,829	594,119	5,216	2,412	489,131	534,734	1,556	17,216	3,074,842	2,825,861	28,614	28,318	577,000	707,717
Fixed assets	5,630	1,161	51,128	76,350	9,544	10,647	45	84	1,052	1,361	189	206	68,019	90,434
Deferred charges	6,857	2,867	24,808	33,460	6,491	1,255	4	12	206	780	20	11	38,670	38,777
Total	**8,624,459**	**8,424,697**	**1,527,294**	**1,648,414**	**8,829,056**	**8,349,131**	**3,040,634**	**2,539,774**	**3,828,445**	**4,373,316**	**10,972,739**	**10,926,559**	**29,740,490**	**29,251,796**
Liabilities														
Current and long-term liabilities														
Deposits	844,361	922,036	1,149,716	1,264,617	4,435,903	4,548,748	300,263	217,582	-	-	3,357,738	3,143,607	7,185,510	6,777,115
Demand deposits	57,904	21,621	481,492	644,587	440,814	365,475	102,809	33,484	-	-	23,720	161,997	974,551	1,189,021
Savings accounts	-	-	258,216	207,774	-	-	-	-	-	-	-	-	258,215	207,774
Interbank deposits	224,187	258,624	85,249	26,007	310,545	400,217	85,455	17,651	-	-	-	-	646,237	487,005
Time deposits	562,270	641,791	324,759	386,249	3,684,544	3,783,056	111,999	166,447	-	-	3,334,018	2,981,610	5,306,507	4,893,315
Deposits under securities repurchase agreements	907,641	235,595	-	-	457,974	406,383	46,040	25,991	-	-	721,386	-	1,896,647	667,969
Funds from acceptances and issue of securities	1,159,852	628,961	-	-	1,542,899	964,244	-	-	-	-	582,950	1,022,100	3,171,037	2,515,052
Borrowings	664,911	1,273,481	27,429	29,725	964,608	755,721	14	60,471	35,285	191,303	3,293,794	4,442,724	4,860,977	6,580,207
Derivative financial instruments	70,033	52,922	-	-	30,120	54,035	34,170	15,528	-	-	52,963	209,607	155,140	306,638
Other liabilities	2,875,737	3,296,472	89,414	89,598	71,685	212,012	1,215,318	1,191,438	75,660	79,154	1,160,970	367,521	5,415,813	5,166,566
Deferred income	**7,793**	**10,082**	**-**	**-**	**1,036**	**1,216**	**13**	**676**	**465**	**481**	**3,036**	**7,708**	**12,343**	**20,163**
Minority interest in subsidiaries	**-**	**-**	**-**	**-**	**138**	**118**	**-**	**-**	**204**	**287**	**-**	**-**	**143,317**	**150,621**
Stockholders' equity														
Capital and reserves	2,074,683	1,967,235	258,439	280,312	1,254,311	1,382,290	1,437,961	1,000,912	3,623,955	4,037,164	1,730,586	1,746,058	6,660,598	6,997,056
Income from the period	19,448	37,913	2,296	(15,838)	70,382	24,364	6,855	27,176	92,876	64,927	69,316	(12,766)	239,108	70,409
Total	**8,624,459**	**8,424,697**	**1,527,294**	**1,648,414**	**8,829,056**	**8,349,131**	**3,040,634**	**2,539,774**	**3,828,445**	**4,373,316**	**10,972,739**	**10,926,559**	**29,740,490**	**29,251,796**

(1) 1) Banco Itaú S.A. - Branches, Grand Cayman, New York and only on 03/31/2005, Tokyo.

(2) Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A. and, only on 03/31/2005, BIE Cayman, Ltd.

(3) Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A., Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (new name of: Inversora Del Buen Ayre), Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Itaú Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda., Agate SàRL, ITB Holding Ltd., Topaz Holding Ltd., Itaú USA Inc, Jasper Internacional Investiment LLC, Itauinv - Itaú International Investment LLC, ITrust Servicios Financeiros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S.A., Banco Del Paraná S.A. , Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation and, only on 03/31/2005, Spinel Corporation and Tanzanite Corporation.

(4) BBA-Creditanstalt Bank Ltd., Banco Itaú-BBA S.A. - Nassau Branch, Banco BBA-Creditanstalt S.A. - Uruguay Branch, Mundostar S.A., Karen International Ltd., Nevada Woods S.A. , AKBAR - Marketing e Serviços, Lda, and only on 03/31/2004, BBA Representaciones S.A., BBA Overseas Ltd. and BBA Icatu Securities, INC.

(5) Information on foreign consolidated presents net balances of eliminations from consolidation.

NOTE 24 - STATEMENT OF CASH FLOWS

We present below the Statement of Cash Flows prepared by the Indirect Method

	01/01 to 03/31/2005	01/01 to 03/31/2004
Adjusted net income	**2,487,935**	**2,069,800**
Net income	1,141,296	876,152
Adjusted net income:	1,346,639	1,193,648
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	1,894	122,351
Allowance for loan losses	755,608	362,996
Adjustment to the allowance and contingent liabilities	37,753	(83,574)
Results from operations with subordinated debt	110,852	151,030
Results from operations with foreign payment order securitization	24,341	24,189
Change in technical provision for insurance, pension plan and capitalization	382,495	592,740
Depreciation and amortization	144,706	133,092
Extraordinary result in subsidiaries and associated companies	160,245	(4,844)
Deferred taxes	(203,212)	(81,477)
(Income) Loss on sales of assets	2,902	(4,043)
Equity in the results of subsidiaries and associated companies	(94,897)	(30,325)
Exchange variation of permanent asset and assets not for own use	(819)	(3,874)
Provision for losses	(13,266)	8,152
Minority interest result	38,037	7,235
Changes in assets and liabilities	**(3,748,910)**	**(3,421,727)**
(Increase) Decrease in short-term interbank investments	(2,255,556)	(3,839,305)
(Increase) Decrease in securities and derivative financial instruments (Assets/Liabilities)	300,451	58,037
(Increase) Decrease in compulsory deposits with Brazilian Central Bank	(5,508)	79,711
(Increase) Decrease in interbank and intebranch accounts (Assets/Liabilities)	(41,566)	65,207
(Increase) Decrease in loan, lease and other credit operations	(4,093,864)	(634,835)
(Increase) Decrease in other credits and assets	(4,228,039)	122,475
(Increase) Decrease in foreign exchange portfolio (Assets/Liabilities)	(95,813)	(174,336)
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	148,310	38,494
(Decrease) Increase in other liabilities	6,524,619	851,401
(Decrease) Increase in deferred income	(1,944)	11,424
OPERATING ACTIVITIES - Net cash provided by / (invested)	**(1,260,975)**	**(1,351,927)**
Sale of assets not for own use	47,513	22,878
Sale of investments	41	2,891
Sale of fixed assets for use	3,531	5,736
Decrease in deferred charges	-	7,704
Purchase of assets not for own use	(35,033)	(25,878)
Purchase of investments	(6,284)	(11,769)
Goodwill in the acquisition of investments	(200,000)	-
Purchase of fixed assets for use	(92,588)	(117,773)
Deferred charges	(13,227)	(16,818)
Change in participation of minority interest	38,571	1,660
Investment Activities - Net cash provided by / (invested)	**(257,476)**	**(131,369)**
Increase (Decrease) in deposits	1,994,852	(2,091,755)
Increase (Decrease) in deposits received under securities repurchase agreements	1,268,550	4,463,345
Increase (Decrease) in funds for issuance of securities	318,874	(266,805)
Increase (Decrease) in liabilities by borrowings and onlendings	(288,642)	557,327
Increase (Decrease) in credit cards operations	(438,149)	(377,937)
Increase (Decrease) in securitization of foreign payment orders	(284,958)	(92,765)
Increase (Decrease) in liabilities for subordinated debts	(106,315)	(109,952)
Granting for share options	87,673	50,814
Purchase of treasury shares	(9,701)	(46,343)
Interest on own capital paid	(991,223)	(798,977)
Financing activities - Net cash provided by / (invested)	**1,550,961**	**1,286,952**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**32,510**	**(196,344)**
At the beginning of the period	1,930,452	2,156,958
At the end of the period	1,962,962	1,960,614

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. We have carried out limited reviews of the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) for the quarters ended March 31, 2005 and 2004, consisting of the consolidated balance sheet and the corresponding consolidated statement of income. This information is the responsibility of the management of the Bank.

2. Our reviews were carried out in conformity with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Banco Itaú Holding Financeira S.A. and its subsidiaries.

3. Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

São Paulo, April 25, 2005

PricewaterhouseCoopers
Independent Auditors
CRC 2SP000160/O-5

Ricardo Baldin
Accountant CRC 1SP110374/O-0

Emerson Laerte da Silva
Accountant CRC 1SP171089/O-3

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., after examining the management's report and the financial statements at the first quarter of 2005, have verified the accuracy of all the elements thereof and are satisfied that they adequately reflect the assets and liabilities of the Company, its financial situation and the activities undertaken during this period, and recommend that they be approved by the Company's Board of Directors.

São Paulo-SP, Abril 29, 2005.

GUSTAVO JORGE LABOISSIERE LOYOLA

ALBERTO SOZIN FURUGUEM

IRAN SIQUEIRA LIMA